Exhibit 99.2
CURALEAF HOLDINGS, INC.
Condensed Interim Consolidated Financial Statements (Unaudited)
As of September 30, 2024 and December 31, 2023
and
For the Three and Nine Months Ended September 30, 2024 and 2023

Page(s)
Financial Statements:

Condensed Interim Consolidated Balance Sheets (Unaudited) as of September 30, 2024 and December 31, 2023	3

Condensed Interim Consolidated Statements of Operations (Unaudited) for the three and nine months ended September 30, 2024 and 2023	5

Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited) for the three and nine months ended September 30, 2024 and 2023	6

Condensed Interim Consolidated Statements of Temporary Equity and Shareholders’ Equity (Unaudited) for the nine months ended September 30, 2024 and 2023	7

Condensed Interim Consolidated Statements of Cash Flows (Unaudited) for the nine months ended September 30, 2024 and 2023	8

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)	10

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2024 and 2023	62

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(in thousands)

		As of
	Note	September 30, 2024	December 31, 2023
Assets		Unaudited	Audited
Current assets:
Cash, cash equivalents and restricted cash	3	$89,968	$91,818
Accounts receivable, net of allowance for credit losses of $4,509 and $6,717, respectively	7,27	67,615	55,660
Inventories, net	8	227,179	215,913
Assets held for sale	5,6	8,158	17,795
Prepaid expenses and other current assets		28,726	30,397
Notes receivable - current	9	572	7,020
Total current assets		422,218	418,603
Deferred tax asset		594	419
Note receivable - net of current	9	2,230	—
Property, plant and equipment, net	10	596,742	571,627
Right-of-use assets, finance lease, net	11	132,974	143,203
Right-of-use assets, operating lease, net	11	116,818	118,435
Intangible assets, net	12	1,126,917	1,172,445
Goodwill	12	634,617	626,628
Income tax receivable		24,332	30,168
Investments and other assets	13	17,140	15,048
Total assets		$3,074,582	$3,096,576

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(in thousands)

		As of
	Note	September 30, 2024	December 31, 2023
Liabilities, Temporary equity and Shareholders’ equity		Unaudited	Audited
Current liabilities:
Accounts payable	27	$89,751	$79,319
Accrued expenses	14,27	115,612	101,311
Income tax payable		10,742	198,056
Lease liabilities, finance - current	11	10,709	9,428
Lease liabilities, operating - current	11	16,890	15,993
Notes payable - current	15,26	95,946	39,478
Contingent consideration liability - current	4,27	5,713	11,901
Deferred consideration liability - current	4,27	22,641	22,342
Financial obligations - current	11	6,826	5,777
Liabilities held for sale	5,6	1,067	9,173
Other current liabilities	27	3,362	1,256
Total current liabilities		379,259	494,034
Deferred tax liability		276,217	297,185
Notes payable - net of current	15,26	461,480	548,289
Lease liabilities, finance - net of current	11	153,906	159,961
Lease liabilities, operating - net of current	11	108,705	110,398
Uncertain tax position	27	378,193	79,142
Contingent consideration liability - net of current	4,27	3,685	4,724
Deferred consideration liability - net of current	4,27	23,746	21,310
Financial obligations - net of current	11	203,636	208,895
Other long-term liability	27	1,096	1,346
Total liabilities		1,989,923	1,925,284

Commitment and contingencies	25

Temporary equity:
Redeemable non-controlling interest contingency	17	125,736	120,650

Shareholders’ equity:
Additional paid-in capital	16	2,254,957	2,204,318
Treasury shares	16	—	(1,050)
Accumulated other comprehensive loss		(8,052)	(11,875)
Accumulated deficit		(1,287,982)	(1,140,751)
Total shareholders’ equity		958,923	1,050,642
Total liabilities, temporary equity and shareholders’ equity		$3,074,582	$3,096,576

The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Operations (Unaudited)
(in thousands, except for share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2024	2023	2024	2023
Revenues, net:	22
Retail and wholesale revenues		$328,933	$331,796	$1,007,348	$997,100
Management fee income		1,597	1,376	4,400	4,263
Total revenues, net		330,530	333,172	1,011,748	1,001,363
Cost of goods sold		170,014	183,120	529,863	543,106
Gross profit		160,516	150,052	481,885	458,257
Operating expenses:
Selling, general and administrative	19	106,297	97,120	320,196	316,315
Share-based compensation	18	6,017	6,222	20,369	14,178
Depreciation and amortization	10,11,12	38,973	31,497	111,842	98,849
Total operating expenses		151,287	134,839	452,407	429,342
Income from operations		9,229	15,213	29,478	28,915
Other income (expense):
Interest income		274	—	601	23
Interest expense	15	(15,085)	(13,078)	(45,240)	(40,128)
Interest expense related to lease liabilities and financial obligations	11	(10,286)	(10,503)	(31,030)	(31,830)
Gain (loss) on impairment	10,11,12	(642)	(24,790)	1,543	(24,790)
Other income (expense), net	21	4,728	(2,796)	4,250	4,070
Total other expense, net		(21,011)	(51,167)	(69,876)	(92,655)
Loss before provision for income taxes		(11,782)	(35,954)	(40,398)	(63,740)
Provision for income taxes		(32,566)	(31,860)	(104,046)	(114,540)
Net loss from continuing operations		(44,348)	(67,814)	(144,444)	(178,280)
Net income (loss) from discontinued operations	6	1,620	(25,915)	910	(46,410)
Net loss		(42,728)	(93,729)	(143,534)	(224,690)
Less: Net loss attributable to non-controlling interest	2,17	(2,032)	(1,382)	(5,674)	(6,721)
Net loss attributable to Curaleaf Holdings, Inc.		$(40,696)	$(92,347)	$(137,860)	$(217,969)

Per share from continuing operations – basic(1)(2):	23
Net loss per share from continuing operations, net of loss per share attributable to non-controlling interest		$(0.07)	$(0.09)	$(0.20)	$(0.24)
Net income (loss) per share from discontinued operations, net of income (loss) per share attributable to non-controlling interest		—	(0.04)	—	(0.06)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted		$(0.07)	$(0.13)	$(0.20)	$(0.30)
Weighted average common shares outstanding – basic and diluted		742,535,355	725,319,477	739,833,334	721,206,068
(1) For the three and nine months ended September 30, 2024 and 2023, the Company reported Net loss from continuing operations. As a result, pursuant to ASC 260, Earnings per share, the Company has not presented diluted EPS (as defined within) from continuing operations, as any potential common stock instrument would be anti-dilutive.

(2) For the three and nine months ended September 30, 2024, the Company reported net income from discontinued operations. Pursuant to ASC 260, the Company has chosen to present per share from discontinued operations - basic and diluted in Note 23 - Earnings per share, as net income from discontinued operations for the three and nine months ended September 30, 2024 was an immaterial component of Net loss attributable to Curaleaf Holdings, Inc. for the same periods.

The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
(in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net loss from continuing operations	$(44,348)	$(67,814)	$(144,444)	$(178,280)
Effect of exchange rate differences	11,167	(7,942)	5,211	149
Total comprehensive loss from continuing operations	(33,181)	(75,756)	(139,233)	(178,131)
Total comprehensive income (loss) from discontinued operations, net of tax	1,620	(25,915)	910	(46,410)
Total comprehensive loss	(31,561)	(101,671)	(138,323)	(224,541)
Less: Comprehensive income (loss) attributable to non-controlling interest	2,033	(4,031)	(4,285)	(6,014)
Comprehensive loss attributable to Curaleaf Holdings, Inc.	$(33,594)	$(97,640)	$(134,038)	$(218,527)
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Temporary Equity and Shareholders’ Equity (Unaudited)
(in thousands, except for share amounts)

		Redeemable non-controlling interest contingency	Common shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total Curaleaf Holdings Inc. Shareholders' Equity
			Number of Shares
	Note		SVS*	MVS*
Balances as of December 31, 2022		$121,113	623,520,125	93,970,705	$2,163,061	$(5,208)	$(18,594)	$(859,554)	$1,279,705
Issuance of shares in connection with acquisitions	4	—	7,186,083	—	17,321	—	—	—	17,321
Contribution from non-controlling interest	2,17	4,186	—	—	—	—	—	—	—
Foreign currency translation gain (loss)		707	—	—	—	—	(558)	—	(558)
Exercise and forfeiture of stock options	18	—	81,775	—	34	—	—	—	34
Issuance of SVS for settlement of RSUs	18	—	1,573,576	—	—	—	—	—	—
Reclassifications and revisions		—	—	—	—	—	—	1	1
Share-based compensation	18	—	—	—	14,178	—	—	—	14,178
Net loss		(6,721)	—	—	—	—	—	(217,969)	(217,969)
Balances as of September 30, 2023		$119,285	632,361,559	93,970,705	$2,194,594	$(5,208)	$(19,152)	$(1,077,522)	$1,092,712

Balances as of December 31, 2023		$120,650	639,757,098	93,970,705	$2,204,318	$(1,050)	$(11,875)	$(1,140,751)	$1,050,642
Issuance of shares in connection with acquisitions	4	—	7,134,124	—	32,117	—	—	—	32,117
Acquisition shares returned and cancelled		—	(146,369)	—	(467)	—	—	—	(467)
Foreign currency translation gain		1,388	—	—	—	—	3,823	—	3,823
Exercise of stock options	18	—	75,391	—	156	—	—	—	156
Issuance of SVS for settlement of RSUs	18	—	2,662,637	—	—	—	—	—	—
Issuance of SVS for settlement of PSUs	18	—	325,248	—	—	—	—	—	—
Reclassifications and revisions		—	—	—	(1,536)	1,050	—	—	(486)
Accretion of temporary equity	17	9,371	—	—	—	—	—	(9,371)	(9,371)
Share-based compensation	18	—	—	—	20,369	—	—	—	20,369
Net loss		(5,673)	—	—	—	—	—	(137,860)	(137,860)
Balances as of September 30, 2024		$125,736	649,808,129	93,970,705	$2,254,957	$—	$(8,052)	$(1,287,982)	958,923

*as defined herein
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Nine months ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss from continuing operations	$(144,444)	(178,280)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	158,343	144,497
Share-based compensation	20,369	14,178
Non-cash interest expense	11,312	16,983
Amortization of operating lease right-of-use assets	12,862	11,828
(Gain) loss on impairment	(1,543)	24,790
Gain on modification and extinguishment of debt	(245)	(4,433)
(Gain) loss on disposal of assets	(1,328)	3,112
Gain on investment	(2,827)	(2,275)
Bad debt expense	(303)	1,344
Non-cash adjustments to inventory	(2,970)	—
Deferred taxes	(27,109)	(15,011)
Other non-cash income	(286)	(882)
Payment of contingent consideration liability in excess of acquisition-date fair value	—	(2,096)
Changes in assets and liabilities:
Accounts receivable, net	(9,175)	5,231
Inventories, net	(3,893)	17,698
Prepaid expenses and other current assets	2,845	(9,742)
Income tax receivable	5,836	(1,823)
Assets held for sale, net of Liabilities held for sale	(132)	4,600
Investments and other assets	(2,985)	3,567
Accounts payable	4,319	(16,458)
Accrued expenses and other current liabilities	296,526	1,560
Income tax payable	(187,320)	73,597
Lease liabilities, operating	(9,267)	(15,656)
Net cash provided by operating activities from continuing operations	118,585	76,329
Net cash used in operating activities from discontinued operations	(3,068)	(14,769)
Net cash provided by operating activities	115,517	61,560

Cash flows from investing activities:
Purchases of property, plant and equipment	(65,558)	(49,375)
Disposals of property, plant and equipment	1,777	—
Proceeds from sale of entities	3,758	—
Purchases of intangibles	(5,325)	(1,214)
Purchase of investments	(366)	—
Acquisition related cash payments, net of cash acquired	(4,699)	(3,636)
Payments received on notes receivable	326	—
Issuance of notes receivable to third party	(100)	(5,692)
Net cash used in investing activities from continuing operations	(70,187)	(59,917)
Net cash provided by investing activities from discontinued operations	2,345	1,805
Net cash used in investing activities	(67,842)	(58,112)

Cash flows from financing activities:
Proceeds from debt financing	6,154	9,187
Minority interest investment in Curaleaf International	—	4,177
Debt issuance costs	(454)	—

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Nine months ended September 30,
	2024	2023
Principal payments on finance lease liabilities	(6,933)	(6,082)
Principal payments on notes payable	(42,125)	(47,778)
Principal payments on financial obligations	(4,210)	(3,050)
Exercise of stock options	156	—
Payments of deferred consideration	—	(2,358)
Payments of contingent consideration	—	(4,102)
Net cash used in financing activities from continuing operations	(47,412)	(50,006)
Net cash used in financing activities from discontinued operations	(102)	—
Net cash used in financing activities	(47,514)	(50,006)

Net increase (decrease) in cash, cash equivalents and restricted cash	161	(46,558)
Cash, cash equivalents and restricted cash, beginning of period	91,818	163,177
Effect of exchange rate differences	(2,011)	1,495
Cash, cash equivalents and restricted cash, end of period	$89,968	$118,114

Non-cash investing & financing activities:
Purchases of property, plant and equipment included in accounts payable and accrued expenses	$11,464	$27,070
Issuance of notes in connection with sale of entities	2,300	—
Issuance of SVS in connection with acquisitions	32,117	17,321
Contingent consideration incurred in connection with acquisitions	6,352	—
Deferred consideration incurred in connection with acquisitions	1,218	—
Forgiveness of promissory note in connection with acquisition	(7,020)	—
Non-cash additions to finance and operating right-of-use assets	8,596	—
Accretion of temporary equity	9,371	—
Impairment - operating lease right-of-use assets	—	302

Supplemental disclosure of cash flow information:
Cash paid for taxes	$14,824	$46,193
Cash paid for interest	53,462	22,516
The accompanying notes are an integral part of the Consolidated Financial Statements (as defined herein).

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Explanatory Note
Unless otherwise noted or the context otherwise requires, all information provided in the Condensed Interim Consolidated Financial Statements (Unaudited) are as of September 30, 2024 and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023 (together, the “Consolidated Financial Statements”) and the accompanying notes (together, the “Notes to the Consolidated Financial Statements”) is given as at September 30, 2024, and references to the “Company”, “Curaleaf” or “Group” refer to Curaleaf Holdings, Inc. (the “Company”), its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest.
Note 1 — Operations of the Company
The Company is a leading producer and distributor of consumer products in cannabis, including hemp-derived THC products, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Find, JAMS, Grassroots and Select, provide industry-leading services, product selection and accessibility across the medical and adult use markets in the United States (“U.S.”). Internationally, the Company has a fully integrated cannabis business with licensed cultivation in Portugal and Canada, four pharma grade cannabis processing and manufacturing facilities in Germany, Spain, Canada and the United Kingdom (“U.K.”) and licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England and Scotland, enabling the retail supply of medical cannabis directly to patients. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden and Norway.
Prior to December 14, 2023, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”. On December 14, 2023, the Company’s SVS were listed and commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” (the “TSX Listing”) and the Company's SVS were delisted from the CSE at the close of markets on December 13, 2023.
The principal business address of the Company is located at 290 Harbor Drive, Stamford, Connecticut 06902. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.
Note 2 — Basis of presentation and consolidation
The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the U.S. as issued by the Financial Accounting Standards Board. The significant accounting policies described in Note 3 — Significant accounting policies have been applied consistently to all periods presented.
The Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements for Curaleaf Holdings, Inc. as of and for the years ended December 31, 2023 and 2022 (the “Annual Financial Statements”) and the notes thereto included in the Annual Financial Statements. Copies of the Annual Financial Statements are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Certain previously reported amounts have been reclassified between line items to conform to the current period presentation. Results of interim periods should not be considered indicative of the results for the full year. The Consolidated Financial Statements include estimates and assumptions of management that affect the amounts reported in the Consolidated Financial Statements. Actual results could differ from these estimates.
Functional and presentation currency
The Consolidated Financial Statements are presented in U.S. dollar (“USD”), which is the reporting currency of the Company, unless otherwise noted. The functional currency of the Company and Curaleaf, Inc. and their respective domestic subsidiaries is the USD, and the functional currencies of the Company’s international subsidiaries’ include the Pound Sterling, Euro, Swiss Franc, Polish Zloty and Canadian Dollar. The financial accounts of the Company’s

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
international subsidiaries are translated to USD using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Unrealized gains and losses resulting from foreign currency translation adjustments are recognized within Accumulated other comprehensive loss, which is a component of Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Realized transactional exchange gains and losses are included in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Basis of measurement
The Consolidated Financial Statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.
Basis of consolidation
The Consolidated Financial Statements include all the accounts of the Company, its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest, through management service agreements or other financing arrangements. For further details of the entities included in the Consolidated Financial Statements, refer to Note 2 — Basis of presentation and consolidation of the Annual Financial Statements.
All intercompany balances and transactions have been eliminated in consolidation. See Note 3 — Significant accounting policies.
Change in ownership
The Company previously had a 100% investment in a wholly-owned subsidiary, Curaleaf Inc., via its ownership of all of the shares of common stock of Curaleaf, Inc. In connection with the TSX Listing, the Company reorganized (the “Reorganization”) its U.S. operations in order to meet listing conditions imposed by the TSX. Please refer to the Section “Corporate Structure - TSX Listing and U.S. Reorganization” of the Company’s annual information form for the year ended December 31, 2023 (the “Annual Information Form”) for more information about the TSX Listing, the Reorganization and a description of the material terms of the Subscription Agreement, the Protection Agreement and the Shareholders' Agreement (each as defined in the Annual Information Form). The Annual Information Form as well as copies of the amended and restated articles of the Company, the Shareholders Agreement and the Protection Agreement are available under the Company's profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
The terms and conditions set forth in the Protection Agreement and the Shareholders’ Agreement, entered into in connection with the Reorganization, collectively, resulted in the Company retaining a controlling financial interest in Curaleaf, Inc. As a result, the Company’s Consolidated Financial Statements continue to include all the accounts of Curaleaf, Inc. and its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest. For further detail, see Note 28 — Variable interest entities of the Consolidated Financial Statements and Note 2 — Basis of presentation and consolidation of the Annual Financial Statements.
Non-controlling interests (“NCI”)
Non-controlling interests in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. In addition, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value, and the gain or loss triggered by any difference between the carrying value and fair value of the retained interest is included in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Non-controlling interests with redemption features, such as put options, that are not solely within the Company’s control are considered redeemable non-controlling interests. Redeemable non-controlling interests are considered to be temporary equity and are reported in the mezzanine section between Commitment and contingencies and Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Redeemable non-controlling interests are recorded at the greater of the carrying value, which is adjusted for the non-controlling interests’ share of net income or loss generated over the reporting period, and the estimated redemption value at the end of the reporting period. In instances where the redemption value of mezzanine equity is greater than its carrying value and redemption is at least probable, the Company has elected to immediately recognize the entire adjustment through accumulated earnings (deficit). This election provides

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
for a more immediate and transparent reflection of the economic impact associated with changes in redemption value, as opposed to accreting the difference over time.
Note 3 — Significant accounting policies
Variable interest entities
The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether it has a controlling financial interest, which is defined by Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”), as the power to direct the activities of a variable interest entity (“VIE”) that most significantly impact the VIE’s economic performance and the obligation to absorb losses of and the right to receive benefits from the VIE that could be potentially significant to the VIE. See Note 2 — Basis of presentation and consolidation and Note 28 — Variable interest entities for further details about the entities consolidated by the Company under the VIE consolidation model.
Cash, cash equivalents and restricted cash
Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250,000. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits. As of September 30, 2024 and December 31, 2023, the Company had a restricted cash balance of $14.3 million and $8.6 million, respectively, related to full collateralization of the Company’s borrowings under its asset-based revolving credit facility and standby letter of credit with East West Bank (“EWB”).
Accounts receivable, net
The Company maintains an allowance for expected credit losses to reflect the expected uncollectability of accounts receivable, based on historical collection data and specific risks identified among uncollected accounts as well as management’s expectation of future economic conditions. The Company also considers relevant qualitative and quantitative factors to assess whether historical loss experience should be adjusted to better reflect the risk characteristics of the Company’s receivables and the expected future losses. If current or expected future economic trends, events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances, and the allowance for expected credit losses is adjusted accordingly. Accounts receivable are written off after exhaustive collection efforts occur, and the receivable is deemed uncollectible. The allowance for expected credit losses is recorded within Accounts Receivable, net on the Condensed Interim Consolidated Balance Sheets (Unaudited). See Note 7 — Accounts receivable, net for further detail.
Notes receivable
Notes receivables are recognized and measured at amortized cost, representing the initial carrying amount adjusted for any subsequent amortization of principal and reduced by any impairment losses. Interest income on notes receivables is recognized using the effective interest rate method, allocating interest income over the relevant period, based on the carrying amount of the asset and the effective interest rate. See Note 9 — Notes receivable for further detail.
Inventories, net
Inventories, including packaging and supplies, are stated at the lower of cost or net realizable value (“NRV”). NRV is the estimated selling price in the ordinary course of business less estimated costs to sell. The Company values its inventories at standard cost, which approximates weighted average cost. The direct and indirect costs of inventories include materials, labor and depreciation expense on equipment involved in trimming and packaging. All direct and indirect costs related to inventories are capitalized as they are incurred and subsequently recorded at the time the inventoried product is sold within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited). The Company reviews its inventories for excess, obsolete, redundant and slow-moving items, and any such inventories are written down to NRV, which is recorded within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited). See Note 8 — Inventories, net for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Property, plant and equipment, net
Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Ordinary repairs and maintenance are expensed as incurred. Depreciation is calculated on a straight-line basis over the estimated useful life of the property, plant and equipment to its salvage value as follows:

Asset class	Estimated useful life
Land	Indefinite life
Information technology	3 years
Furniture and fixtures	3-7 years
Building and improvements	15-39 years
Leasehold improvements	Shorter of useful life or remaining lease term
Property, plant and equipment held for sale are recorded at estimated fair value less costs to sell and depreciation is ceased.
Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s property, plant and equipment at each fiscal year-end, and any adjustments deemed to be appropriate are applied prospectively. Construction in progress is measured at cost and, upon completion, is reclassified to one of the four asset classes noted in the above table, depending on the nature of the associated assets. Depreciation commences upon property, plant and equipment becoming available for its intended use. Subsequent expenditures on in-service property, plant and equipment are capitalized, only if it is probable that the expenditure will provide future economic benefits to the Company beyond those initially expected. The Company categorizes leasehold improvements within Building and improvements.
Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from their use. Any gain or loss arising from the derecognition of property, plant and equipment (calculated as the difference between net disposal proceeds and the carrying value of the property, plant and equipment) is recognized in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited). See Note 10 — Property, plant and equipment, net for further detail.
Intangible assets, net
Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition, while intangible assets that are internally generated are recognized at cost. The useful life of an internally generated intangible asset is the shorter of 15 years or the term specified by an applicable law, regulation or contractual provision. Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

Estimated useful life
Non-compete agreements	1-15 years
Trade names	1-20 years
Intellectual property and know-how	5-15 years
Licenses and service agreements	5-30 years
Management reviews the estimated useful lives, residual values and amortization methods of the Company’s intangible assets at each fiscal year-end, and any adjustments deemed to be appropriate are applied prospectively. See Note 12 — Intangible assets, net and Goodwill for further detail.
The Company does not have any intangible assets with indefinite useful lives.
Leases
The Company assesses contracts to assess whether they are, or contain, a lease. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, the Company deems that contract a lease or as

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
containing an embedded lease, and evaluates whether the lease arrangement is an operating or a finance lease at inception. For lease arrangements with an initial term in excess of 12 months, the Company recognizes a lease liability equal to the present value of outstanding lease payments and a right-of-use (“ROU”) asset equal to the lease liability, subject to certain adjustments. For lease arrangements with an initial term of 12 months or less, the Company does not recognize a lease liability and ROU asset; instead, the Company recognizes the related lease payments as lease expense on a straight-line basis over the lease term, which is recognized within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited). The Company uses its incremental borrowing rate to determine the present value of outstanding lease payments. The Company has elected to combine lease and non-lease components for all classes of its leased assets.
ROU assets are amortized on a straight-line basis over the earlier of the useful life of the ROU asset or the end of the lease term. On the Condensed Interim Consolidated Statements of Operations (Unaudited), amortization of operating ROU assets is recognized as lease expense, and amortization of finance ROU assets is recognized within Depreciation and amortization. In addition, the Company records interest expense on its finance lease liabilities using the effective interest method, which is recognized within Interest expense related to lease liabilities and financial obligations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The term the Company assigns to a lease arrangement at commencement are determined based on the noncancellable period for which the Company has the right to use the underlying leased asset, inclusive of any periods covered by extension options that the Company is reasonably certain to exercise or the exercise of which is controlled by the lessor. The Company considers a number of factors when evaluating whether the options in its lease arrangements are reasonably certain of exercise, including the location of the leased asset, the length of time before the options can be exercised, expected value of the leased assets at the end of the initial lease terms, relevance of the leased assets to the Company's operations and the cost of negotiating a new lease.
The Company has historically entered into transactions wherein the Company sold real estate property or equipment to a buyer and simultaneously leased back all, or a portion of, the same asset for all, or part of, the asset’s remaining useful life. Transactions such as these are evaluated to determine whether sale leaseback accounting is required. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing transaction, and the Company recognizes a financial liability for the sale proceeds, within Financial obligations - current and Financial obligations - net of current on the Condensed Interim Consolidated Balance Sheets (Unaudited). The Company does not dispose of the underlying asset and continues to depreciate the asset. The Company uses the effective interest method to allocate lease cash payments between the reduction of the Financial obligations’ principal balance on the Condensed Interim Consolidated Balance Sheets (Unaudited) and the recognition of interest expense within Interest expense related to lease liabilities and financial obligations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
For further details, see Note 11 — Leases.
Impairment of long-lived assets
The Company evaluates the recoverability of its long-lived assets, including property, plant and equipment, ROU assets, definite lived intangible assets and equity investments, whenever events or changes in circumstances indicate that the carrying value of a long-lived asset, or asset group, may not be recoverable. When the Company determines that the carrying value of its long-lived assets may not be recoverable, these long-lived assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the long-lived assets. If the carrying value of a long-lived asset, or asset group, exceeds the associated estimated future undiscounted cash flows, an impairment loss equal to the excess is recognized within Gain (loss) on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the period in which the impairment is identified.
Goodwill
Goodwill represents the excess of the consideration transferred for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit. See Note 12 — Intangible assets, net and Goodwill for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Impairment of goodwill
Goodwill is not subject to amortization and is tested annually for impairment, as of October 1 of each year, or more frequently, if events or changes in circumstances indicate that the Company’s goodwill might be impaired. Factors which could trigger a quantitative impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the Company’s manner of use of the acquired assets or strategy for the overall business, a significant decrease in the market value of the acquired assets or significant negative industry or economic trends.
Goodwill is tested for impairment at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment and represents a component, or group of components, for which discrete financial information is available and reviewed regularly by segment management.
Goodwill is deemed to be impaired if the carrying value of a reporting unit, including allocated goodwill, exceeds its fair value (but not below zero), as determined using both an income and a market approach; an impairment loss equal to the excess is recognized within Gain (loss) on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the period in which the impairment is identified.
Change in reporting units
During the fourth quarter of 2023, the Company evaluated its existing reporting units in accordance with ASC 350, Intangibles—Goodwill and Other, and determined that the individual components of its two operating segments, Domestic and International (as determined in accordance with ASC 280, Segment Reporting), were economically similar and aggregation of the individual components into two reporting units that align with the Company’s two operating segments was required.
Deferred charges: debt financing
The Company’s deferred charges include financing costs and debt discounts or debt premiums that were incurred in connection with its execution of new, or modification of existing, debt financing. Deferred charges related to term loans are netted against the carrying amount of the debt within Notes payable - net of current on the Condensed Interim Consolidated Balance Sheets (Unaudited). Deferred charges related to revolving lines of credit are capitalized within Prepaid expenses and other current assets or Investments and other assets on the Condensed Interim Consolidated Balance Sheets (Unaudited), depending on the maturity dates of the revolving lines of credit. Deferred charges are amortized using the effective interest method and recognized within Interest expense on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Commitments and contingencies
The Company recognizes contingent liabilities when such contingencies are probable and reasonably estimable, within Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited). Losses related to contingencies are typically recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The Company recognizes legal costs for contingencies in the period in which the costs are incurred within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited). See Note 25 — Commitments and contingencies for further detail.
Income taxes
The Company’s Provision for income taxes on the Condensed Interim Consolidated Statements of Operations (Unaudited) is comprised of current and deferred taxes, except to the extent that the income tax expense related to a business combination, items recognized directly within Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited).
Current taxes are recognized on taxable income (loss) for the fiscal period, as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period. Current taxes are

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, with certain exceptions. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If the Company determines, based on available evidence, that it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is established to reduce the deferred tax asset by the amount expected to be unrealizable. Management reassesses the need for a valuation allowance at the end of each fiscal quarter and takes into consideration, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforwards.
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable.
As of June 30, 2024, the Company has adopted a new federal and state income tax position, supported by legal interpretations, asserting that the restrictions of Section 280E of the Internal Revenue Code (“Section 280E”) do not apply to the Company’s cannabis operations. In addition, the Company intends to file amended federal and state income tax returns with refund claims for several of the Company's business entities for tax year 2022. If the Company’s interpretation is upheld, the Company’s financial position could be significantly enhanced by the ability to deduct additional ordinary and necessary business expenses that are non-deductible under Section 280E.
While the Company believes its position is supported by sound legal reasoning, the cannabis industry remains in a complex regulatory environment. The U.S. federal illegality of cannabis poses unique challenges and uncertainties, including the potential for differing interpretations and enforcement actions. The Company is prepared to vigorously defend its tax position, if challenged, and will continue to monitor legal developments in this matter closely; however, the Company cannot be certain that it will prevail on this issue with the IRS. As a precautionary measure, if the Company were not to prevail, it has set aside reserves to mitigate the potential financial impact of such a determination, which is recognized within the Company’s Uncertain tax position liability on the Condensed Interim Consolidated Balance Sheets (Unaudited). The $299.1 million increase in the Company’s Uncertain tax position liability from December 31, 2023 to September 30, 2024 was offset by a corresponding reduction in the Company’s Income tax payable. The Company believes it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, while its new federal and state income tax position is reviewed by the IRS.
For further details, see “The Company is likely to be audited by the IRS and the IRS is likely to challenge the non-application of Section 280E to the Company’s U.S. marijuana operations” within the Risk Factors section of the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2024 and 2023.
Revenue recognition
Revenue is recognized by the Company in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), pursuant to which the Company recognizes revenue when the control of a promised good or service is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the transferred good or service.
In order to recognize revenue under ASC 606, the Company applies the following five-step model:
i.Identify a customer along with a corresponding contract;
ii.Identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
iii.Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
iv.Allocate the transaction price to the performance obligation(s) in the contract; and
v.Recognize revenue when or as the Company satisfies the performance obligation(s).

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The majority of the Company’s performance obligations are satisfied at a point in time; either upon delivery and acceptance of the Company’s goods or services by its wholesale customers or immediately upon transfer of the Company’s goods or services to its retail customers. Revenues from the Company’s cannabis sales are recorded net of sales discounts at the time of delivery to the customer. Payment is typically due upon transfer of the Company’s products to the customer or within a specified time period permitted under the Company’s credit policy.
Retail and wholesale revenues
The Company derives its domestic retail and wholesale revenues from U.S. states in which it is licensed to cultivate, process, distribute and sell cannabis and other hemp-derived products. The Company sells directly to customers at its retail dispensaries and sells wholesale to third-party dispensaries or processors.
Internationally, the Company derives retail revenues in the U.K., where it holds a pharmacy license that enables it to fulfill cannabis prescriptions directly to the patient through its online pharmacy. The Company also supplies cannabis on a wholesale basis to pharmacies and other distributors based in Australia, New Zealand, Canada and across Europe, including Germany, Italy and Poland. All products that are supplied to Italy are sold to wholesalers who import the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Germany, Spain and the U.K.
For most of its locations, the Company offers a loyalty reward program to its retail dispensary customers that allows customers who enroll in the program to earn reward points at point of sale for use on future purchases. Loyalty reward points earned by the Company’s retail customers on products purchased are recognized as a reduction of revenue at the time of sale. Loyalty points earned are recognized within Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited), until redeemed, expired or forfeited. As of September 30, 2024 and December 31, 2023, the Company’s Accrued loyalty payable totaled $5.4 million and $5.3 million, respectively.
Promotional discounts and customer loyalty rewards not derived from products purchased by the customer are recognized within Sales and marketing, which is a component of Selling, general and administrative expense on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Management fee income
Management fee income is comprised primarily of revenue earned through management services agreements (“MSAs”) pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult use cannabis licensees. In addition, management fee income includes royalty fees earned on third-party use of certain of the Company’s licenses, as well as logistics service fees and consultation fees earned in the Company’s international operations. The Company recognizes management fee income on a straight-line basis over the term of the associated agreements as services are provided.
See Note 22 — Revenue disaggregation for further detail.
Share-based compensation
The Company recognizes compensation expense for all share-based awards, including stock options, performance stock units (“PSUs”) and restricted stock units (“RSUs”), granted to its employees and directors at the fair value of the awards on the date of grant. The Company uses the Black-Scholes valuation model to determine the grant-date fair value of stock options. In instances where stock options or units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate a wide range of potential future market conditions and uncertainties that could affect the fair value of the underlying.
The inputs into the Black-Scholes valuation model, including the expected term of the instrument, expected volatility, risk-free interest rate and dividend rate are determined by reference to the terms of the underlying instrument as well as the Company’s experience with similar instruments. Expected volatility is estimated based on the historical volatility in the price of the Company’s outstanding SVS, as management believes this is the best estimate of the expected volatility over the expected life of the Company’s stock options granted. The expected life in years represents the period of time that stock options granted are expected to be outstanding. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the stock options granted.
Share-based compensation is amortized on a straight-line basis over the requisite service period of the share-based awards, which is generally the vesting period, and recognized within Share-based compensation on the Condensed Interim Consolidated Statements of Operations (Unaudited), with a corresponding increase to Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). The amount recognized as an expense is adjusted to reflect the number of share-based awards for which the related service conditions are expected to be met, such that the total share-based compensation ultimately recognized by the Company is based on the number of share-based awards that meet the related service conditions at the vesting date. The Company recognizes the impact of forfeitures to its share-based compensation as they occur. See Note 18 — Share-based compensation for further detail.
Earnings per share, basic and diluted
The Company presents basic and diluted earnings per share (“EPS”) on its Condensed Interim Consolidated Statements of Operations (Unaudited). Basic EPS is calculated by dividing the profit or loss attributable to the Company’s shareholders by the weighted average number of shares outstanding during the reporting period. Diluted EPS is determined by adjusting the profit or loss attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period, for the effects of all potentially dilutive instruments, which, for the Company, is comprised of share-based awards, contingent equity consideration obligations and convertible debt. Instruments with an anti-dilutive impact are excluded from the calculation of diluted EPS. The Company applies the treasury stock method to calculate the number of potentially dilutive securities with respect to its share-based awards and the if-converted method with respect to any outstanding contingent equity consideration obligations and convertible debt. See Note 23 — Earnings per share for further detail.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. See Note 26 — Related party transactions for further detail.
Business combinations
The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations (“ASC 805”), which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition or assumption of control. Non-controlling interests in the acquiree are measured at fair value on acquisition date. Acquisition related transaction costs are recognized as expenses in the period in which the costs are incurred. The excess of consideration transferred over the net assets acquired and liabilities assumed is recognized as goodwill as of the acquisition date. Following initial recognition, goodwill is measured at cost, less any accumulated impairment losses.
The Company utilizes the guidance prescribed by ASC 805, which allows entities to use a screen test to determine if a transaction should be accounted for as a business combination or an asset acquisition. Under the optional screen test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset (or a group of similar assets), the transaction would be accounted for as an asset acquisition. Management performs a concentration test where appropriate and if the concentration of assets is 90% or above, the transaction is generally accounted for as an asset acquisition. In addition, if the assets acquired are not a business, the Company accounts for the transaction as an asset acquisition.
Contingent consideration is measured at fair value at the date of acquisition and included as part of the consideration transferred in a business combination. Contingent consideration classified as a liability requires fair value remeasurement at the end of each reporting period, with adjustments to the fair value of the contingent liability recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited). Contingent consideration classified as equity is assessed at the end of each reporting period to determine whether equity classification remains appropriate.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Purchase price allocations may be preliminary and, during the measurement period (not to exceed one year from the date of acquisition), changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.
Operating results associated with acquisitions are included in the Company’s consolidated financial statements from the date of acquisition.
Asset acquisitions
In accordance with ASC 805, the Company defines asset acquisitions as those not pertaining to the acquisition of inputs, processes and outputs that constitute a business. The Company assigns carrying values to all the assets acquired and liabilities assumed in an asset acquisition based on their relative fair values. See Note 4 — Acquisitions for further detail.
Fair value of financial instruments
The Company applies fair value accounting to all financial assets and liabilities that are recognized or disclosed at fair value in its financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.
The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
The Company elected to apply the beginning-of-period convention whereby all transfers into and out of Level 3 in the fair value hierarchy are deemed to have had occurred at the beginning of the reporting period. The Company does not reclassify its financial instruments within the fair value hierarchy subsequent to initial recognition, unless a change has occurred in its business model for managing financial instruments. See Note 27 — Fair value measurements and financial risk management for further detail.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and management’s best judgments at the time. The Company relies upon historical experience, observable trends and various other assumptions to develop reasonable significant estimates and assumptions, which are then regularly reviewed and updated, as needed, by management. Changes in estimates are accounted for prospectively and are based upon on-going trends or subsequent settlements and the sensitivity level of the estimates and assumptions to changes in facts and circumstances. Although management believes that all estimates are reasonable, actual results could differ from these estimates.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation
When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities. The Company consolidates legal entities in which it holds a controlling financial interest. Determining

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
whether the Company has a controlling financial interest of a legal entity in which it does not have a majority voting interest is subject to significant judgment and estimates. Considerations include, but are not limited to, voting interests of the VIE, management, service and other agreements with the VIE, involvement in the VIE’s initial design and the existence of explicit or implicit financial guarantees. See Note 2 — Basis of presentation and consolidation and Note 28 — Variable interest entities for further detail.
Accounting for acquisitions and business combinations
Classification of an acquisition as a business combination or asset acquisition hinges on whether the asset acquired constitutes a business, which can be a complex judgment.
In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates are related to the valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert may be engaged to apply the appropriate valuation techniques to management’s forecast of the total expected future net cash flows in order to estimate fair value.
The primary intangible assets typically acquired in a business combination within the cannabis industry are cannabis licenses, as they provide companies with the ability to operate in additional markets. To estimate the fair value of intangible assets, management exercises judgement in developing cash flow projections and choosing discount and terminal growth rates. The estimated fair value of intangible assets is most sensitive to changes in the discount rate applied. The terminal growth rate represents the rate at which businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures, which are based on the historical operations of the acquiree together with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied.
Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenue. See Note 4 — Acquisitions for further detail.
Share-based compensation - Stock options
The Company uses the Black-Scholes valuation model to determine the fair value of stock options granted to employees and directors under share-based awards, where appropriate. In instances where stock options or stock units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that might affect the fair value of the stock option or stock units. In estimating fair value, management is required to make certain significant assumptions and estimates, such as the expected life of stock options or stock units, expected volatility in the future price of the Company’s outstanding SVS, expected risk-free rates and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results. See Note 18 — Share-based compensation for further detail.
Goodwill impairment
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. In order to determine the amount, if any, the carrying value of its goodwill might be impaired, the Company performs the analysis on a reporting unit level, using both an income and a market approach. Under the income approach, fair value is estimated on the present value of estimated cash flows (i.e. discounted cash flows). The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. A number of factors, including historical results, business plans, forecasts and market data are used to determine the fair value of the Company’s reporting units. In addition, determining the composition of the Company’s reporting units require significant management judgment. Changes in the conditions for these judgments and estimates can significantly affect the estimated fair value of the reporting units and the implied fair value of goodwill. See Note 12 — Intangible assets, net and Goodwill for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Inventories, net
In measuring the value of its inventories, net at the end of the reporting period, the Company compares inventoried costs to estimated NRV. The NRV of inventories, net represents the estimated selling price for the Company’s goods in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling prices and contractual arrangements with customers. Reserves for excess and obsolete inventory are also based upon quantities on hand and projected volumes from demand forecasts. Developing these estimates require significant management judgment and are made at a point in time, using available information, expected business plans and expected market conditions. The future realization of these inventories may be affected by market-driven changes that reduce future selling prices. As a result, the actual amount received from sale of inventories, net could differ from estimates. See Note 8 — Inventories, net for further detail.
Income taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with the relevant tax authority that has all relevant information.
Assets and liabilities held for sale
The Company classifies assets held for sale in accordance with ASC 205, Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset, disposal group or to cease operations for a portion of its business, the Company assesses whether such assets and related liabilities should be classified as held for sale. To be classified as held for sale, the asset or disposal group must meet all of the following conditions at the end of the reporting period:
i.available for immediate sale in its present condition;
ii.management is committed to a plan to sell;
iii.an active program to locate a buyer and complete the plan has been initiated;
iv.the asset or disposal group is being actively marketed at a sales price that is reasonable in relation to its fair value;
v.the sale is highly probable within one year from the date of classification to held for sale and
vi.actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.
An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell, unless the asset held for sale meets the exceptions as prescribed by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. See Note 5 — Assets and liabilities held for sale for further detail.
Discontinued Operations
Pursuant to ASC 205, the Company classifies held for sale assets and liabilities as discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the Company’s operations and financial result. The held for sale classification criteria is presented above under ‘Assets and liabilities held for sale’.
When the Company makes the decision to sell an asset or disposal group, management makes significant assumptions in its evaluation of whether the asset or disposal group can be classified as held for sale and discontinued operations. See Note 6 — Discontinued operations for further detail.
New, amended and future accounting pronouncements
The Company has implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board (“FASB”), as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Recently Issued Accounting Standards
In August 2023, the FASB issued ASU 2023-05, Business Combinations— Joint Venture Formations (“ASU 2023-05”). ASU 2023-05, among other things, (1) defines a joint venture as the formation of a new entity without an accounting acquirer and (2) requires that a joint venture measure its identifiable net assets and goodwill, if any, at the formation date, such that the initial measurement of a joint venture’s total net assets is equal to the fair value of 100% of the joint venture’s equity, including any noncontrolling interest in the net assets of the joint venture. ASU 2023-05 is effective for all joint ventures with a formation date on or after January 1, 2025. Early adoption is permitted. The Company will comply with ASU 2023-05 on joint ventures formed on or after January 1, 2025.
In October 2023, the FASB issued ASU 2023-06, Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 incorporates certain SEC disclosure requirements into the FASB Codification. The amendments in ASU 2023-06 are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in FASB’s Codification with the SEC’s regulations. ASU 2023-06 is effective for all other entities, two years after the effective date of the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K. Early adoption is prohibited. The Company does not anticipate ASU 2023-06 will impact its consolidated financial statements upon adoption.
In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09, among other things, requires that public business entities on an annual basis (1) disclose specific categories in the effective tax rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). ASU 2023-09 is effective for all other entities for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this standard on the Company and its consolidated financial statements upon adoption.
Global Minimum Tax Rules - Pillar Two
Numerous foreign jurisdictions have enacted or are in the process of enacting legislation to adopt a minimum effective tax rate, as described in the Global Anti-Base Erosion Model Rules (otherwise known as Pillar Two) issued by the Organization for Economic Co-operation and Development. Under Pillar Two, a minimum effective tax rate of 15% would apply to multinational companies with consolidated revenues above €750 million.
The Company is currently evaluating the potential impact of Pillar Two on its consolidated financial statements upon enactment.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Revisions to Prior Period Financial Statements
Statement of Operations
In execution of the Company’s review controls for its Consolidated Financial Statements, management identified a classification error in the Company’s Condensed Interim Consolidated Statement of Operations for the three months ended September 30, 2023 (the “September 2023 Statement of Operations”), for which, pursuant to ASC 250, Accounting Changes and Error Corrections (ASC 250), the Company concluded was not quantitatively or qualitatively material to the September 2023 Statement of Operations.
As a result of the error, Provision for income taxes for discontinued operations was understated by $3.0 million, and consequently, Net loss from discontinued operations and Net loss from continuing operations was understated and overstated, respectively, by $3.0 million. This error did not result in a change to the Company’s Net loss or Net loss attributable to Curaleaf Holdings, Inc.
Statement of Cash Flows
In execution of the Company’s review controls for its Consolidated Financial Statements, management identified certain classification errors in the Company’s Condensed Interim Consolidated Statement of Cash Flows (Unaudited) for the nine months ended September 30, 2023 (the “September 2023 Statement of Cash Flows”), for which, pursuant to ASC 250, the Company concluded were not, individually, or in the aggregate, quantitatively or qualitatively material to the September 2023 Statement of Cash Flows.
1.Net cash provided by operating activities - continuing operations and Net cash used in financing activities - continuing operations were overstated by $20.2 million, due to misclassifying as a financing activity: cash interest paid by the Company on its financing transactions and the portion of contingent consideration payment in excess of the original liability recorded at the acquisition date.
2.Net cash provided by operating activities - continuing operations and Net cash used in operating activities - discontinuing operations were understated by $2.2 million, due to misclassifying cash inflows provided by the Company’s discontinued operations as cash inflows provided by the Company’s continuing operations.
3.Net cash used in operating activities - discontinuing operations was overstated due to a mechanical error that categorized $8.7 million of operating cash inflows provided by the Company’s discontinued operations as a change in the Company’s restricted cash balance.
The net impact to Net cash provided by operating activities and Net cash used in financing activities was an overstatement of $11.5 million and $20.2 million, respectively. These errors did not result in a change to the Company’s Net decrease in cash, cash equivalents and restricted cash or to its ending balance of Cash, cash equivalents and restricted cash.
Note 4 — Acquisitions
Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from integrating the operations of the acquired businesses, opportunities to enter into new markets and/or expand the Company’s footprint in existing markets as well as the acquisition of other intangibles that do not qualify for separate recognition. Synergies include the elimination of redundant facilities and functions and the use of the Company’s existing commercial infrastructure to expand sales. None of the resultant goodwill from the following acquisitions are expected to be deductible for income tax purposes.
2024 Acquisitions
Northern Green Canada, Inc.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of Northern Green Canada, Inc. (“NGC”) for total consideration of approximately $23.8 million, paid in cash and equity consideration. NGC is a vertically integrated Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its European Union Good Manufacturing Practice (“EU-GMP”) certified product offering.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The acquisition of NGC has equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, Poland and the U.K. as well as supporting the Company’s expansion into new international markets.
The Company accounted for its acquisition of NGC as a business combination.
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of NGC as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$146
Accounts receivable, net	2,487
Prepaid expenses and other current assets	398
Inventories, net	2,746
Property, plant and equipment, net	11,512
Right-of-use assets	2,842
Licenses	15,387
Trade name	201
Goodwill	5,207
Deferred tax liabilities	(4,131)
Liabilities assumed	(13,022)
Net assets acquired	$23,773

Consideration paid in cash, net of working capital adjustments	$2,368
Equity consideration	15,053
Contingent consideration classified as a liability	6,352
Total consideration	$23,773

Cash outflow, net of cash acquired	$2,222

The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account transfer restrictions and the time value of money. The acquisition remains subject to measurement period adjustments, and the Company is in the process of finalizing purchase price accounting. The contingent consideration liability is related to consideration the Company shall pay to the sellers of NGC, provided that the gross margin of NGC at the end of 2024 is at least 25% (the “NGC Earnout”). 50% of the NGC Earnout is to be paid in cash, with the remaining 50% to be based in SVS.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2024. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2024 or of future consolidated operating results. For the NGC acquisition, total unaudited pro forma revenue and net income for the nine months ended September 30, 2024 was $16.2 million and $1.2 million, respectively.

Revenue and net income from the acquisition included in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the three months ended September 30, 2024, was $6.3 million and $1.0 million, respectively. Revenue and net income from the acquisition included in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the nine months ended September 30, 2024, was $12.0 million and $2.3 million, respectively.
Can4Med S.A.
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A. (“Can4Med”) for total consideration of €1.5 million, which consisted of equal parts cash consideration and equity consideration. Additionally, the transaction included deferred consideration based on Can4Med’s future performance. Can4Med is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Can4Med increased the Company’s international footprint.
The Company accounted for its acquisition of Can4Med as a business combination.
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Can4Med as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$48
Accounts receivable, net	414
Prepaid expenses and other current assets	2
Inventories, net	661
Property, plant and equipment, net	14
Licenses	2,063
Trade name	97
Non-compete agreements	32
Goodwill	931
Deferred tax liabilities	(548)
Liabilities assumed	(891)
Net assets acquired	$2,823

Consideration paid in cash, net of working capital adjustments	$832
Equity consideration	773
Deferred consideration classified as a liability	1,218
Total consideration	$2,823

Cash outflow, net of cash acquired	$784
The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account the time value of money. The acquisition remains subject to measurement period adjustments, and the Company is in the process of finalizing purchase price accounting.
The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the acquisition had occurred as of January 1, 2024. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2024 or of future consolidated operating results. For the Can4Med acquisition, total unaudited pro forma revenue and net income for the nine months ended September 30, 2024 was $2.1 million and $0.3 million, respectively.
Revenue and net loss from the acquisition included in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the three months ended September 30, 2024, was nil and $0.2 million, respectively. Revenue and net income from the acquisition included in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the nine months ended September 30, 2024, was $1.7 million and $0.1 million, respectively.

Dark Heart
On January 17, 2024, Curaleaf DH, Inc., an entity in which the Company has an indirect controlling financial interest, acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. via forgiveness of a $7.0 million promissory note plus interest and cash consideration of $1.7 million. The acquisition provides the Company with the opportunity to continue expanding its domestic and international operations, as assets consisted of proprietary cannabis genetics and know-how (including all equipment and lease rights associated with Dark Heart Nursery’s laboratory); the strains from which will be distributed to the Company’s various other cultivation facilities, both domestic and international.
The Company accounted for its acquisition of Dark Heart as an asset acquisition.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
2023 Acquisitions
Deseret Wellness, LLC
On April 6, 2023 the Company completed the acquisition of Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, with consideration consisting of cash and stock. The Deseret acquisition included three retail dispensaries located in the cities of Park City, Provo and Payson. The Deseret acquisition immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles and concentrates. The Deseret acquisition was accounted for as a business combination.

The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Deseret as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$1,360
Prepaid expenses and other current assets	137
Inventories, net	807
Property, plant and equipment, net	1,692
Right-of-use assets	406
Other assets	57
Licenses	10,620
Trade name	890
Non-compete agreements	230
Goodwill	7,002
Deferred tax liabilities	(3,339)
Liabilities assumed	(5,242)
Net assets acquired	$14,620

Consideration paid in cash	$2,067
Deferred consideration classified as a liability	12,553
Total consideration	$14,620

Cash outflow, net of cash acquired	$707
The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account transfer restrictions and the time value of money. The Company incurred and expensed $0.3 million of transaction costs related to the acquisition of Deseret. Subsequent to the acquisition date, the Company recorded a measurement period adjustment to the purchase price allocation to remove the impact of inventory purchased by Deseret from Tryke Companies (dba Reef Dispensaries) (“Tryke”) prior to being acquired by the Company. The Company acquired Tryke in a business combination on October 4, 2022.
Subsequent to the acquisition of Deseret, the Company recorded a measurement period adjustment that reduced the fair value of inventory with a corresponding increase to goodwill in the amount of $0.2 million.
Clever Leaves’ Asset Acquisition
On July 5, 2023, Curaleaf Portugal LDA, a subsidiary of Curaleaf International Holdings Limited (“Curaleaf International”), acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal, for cash consideration, inclusive of direct transaction costs, of €2.7 million. The Clever Leaves acquisition strategically positioned the Company to expand its cultivation capacity at Curaleaf Portugal to meet the expected growth across Europe, especially within the Company’s core markets: Germany and the U.K.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Contingent consideration
Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 3 — Significant accounting policies, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 27 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.
The changes in the contingent consideration liability as of September 30, 2024 and December 31, 2023 are as follows:

	HMS	EMMAC(1)	Sapphire	Four20	Tryke	NGC(2)	Total
Carrying amount, December 31, 2022	$1,854	$10,361	$3,895	$4,690	$8,310	$—	$29,110
Payments of contingent consideration	(1,854)	(4,529)	(4,112)	(3,414)	—	—	(13,909)
Revaluation of contingent consideration	—	(1,729)	—	1,163	989	—	423
Effect of exchange rate differences	—	621	217	163	—	—	1,001
Carrying amount, December 31, 2023	—	4,724	—	2,602	9,299	—	16,625
Contingent consideration recognized on acquisition	—	—	—	—	—	6,352	6,352
Issuance of SVS as settlement of contingent consideration	—	—	—	(3,581)	(9,299)	—	(12,880)
Revaluation of contingent consideration	—	(1,214)	—	1,058	—	(639)	(795)
Effect of exchange rate differences	—	175	—	(79)	—	—	96
Carrying amount, September 30, 2024	—	3,685	—	—	—	5,713	9,398
Less: Contingent consideration liability - current	—	—	—	—	—	(5,713)	(5,713)
Contingent consideration liability - net of current	$—	$3,685	$—	$—	$—	$—	$3,685

(1) Consideration is contingent on the ability of EMMAC (as defined herein) to obtain a recreational cannabis license in Europe and is payable in both cash and SVS by December 31, 2026. Payouts, if any, are expected in January 2027.

(2) Consideration is contingent on NGC achieving certain revenue targets during the fiscal year ending December 31, 2024 and is payable in both cash and SVS. Payouts, if any, are expected in March 2025.

Refer to Note 27 — Fair value measurements and financial risk management for additional information on the Company’s determination of the fair value of its contingent consideration liabilities.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Deferred consideration
The changes in the deferred consideration liability as of September 30, 2024 and December 31, 2023 are as follows:

	Deseret	Tryke(1)	NRPC	Can4Med(2)	Total
Carrying amount, December 31, 2022	$—	$59,300	$2,000	$—	$61,300
Deferred consideration recognized on acquisition	12,553	—	—	—	12,553
Interest expense on deferred consideration	—	9,710	—	—	9,710
Change in fair value on deferred consideration paid	(2,637)	—	—	—	(2,637)
Payments of deferred consideration	(9,916)	(27,358)	—	—	(37,274)
Carrying amount, December 31, 2023	—	41,652	2,000	—	43,652
Deferred consideration recognized on acquisition	—	—	—	1,218	1,218
Interest expense on deferred consideration	—	5,095	—	—	5,095
Effect of exchange rate differences	—	—	—	173	173
Reversal of interest expense on deferred consideration	—	(11)	—	—	(11)
Post-closing purchase price adjustment	—	(3,740)	—	—	(3,740)
Carrying amount, September 30, 2024	—	42,996	2,000	1,391	46,387
Less: Deferred consideration liability - current	—	21,250	—	1,391	22,641
Deferred consideration liability - net of current	$—	$21,746	$2,000	$—	$23,746

(1) Deferred consideration is related to the second and third anniversary payment due from the Company to the sellers of Tryke of $21.2 million and $25.0 million, respectively. The second anniversary payment consists of a lump sum payment and monthly installments through October 2025. The third anniversary payment is due in October 2025, and the implied interest rate is 10%.

(2) Deferred consideration is related to Can4Med achieving certain earnings metrics and is payable in both cash and SVS. Payouts, if any, are expected to occur in the first quarter of 2025.
Note 5 — Assets and liabilities held for sale
The changes in assets and liabilities held for sale are as follows from December 31, 2023 to September 30, 2024 and from December 31, 2022 to December 31, 2023:

Assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2022	$75,177	$105,275	$180,452
Transferred out, net	(61,961)	(100,696)	(162,657)
Balance at December 31, 2023	13,216	4,579	17,795
Transferred out, net	(5,058)	(4,579)	(9,637)
Balance at September 30, 2024	$8,158	$—	$8,158

Liabilities associated with assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2022	$19,214	$17,315	$36,529
Transferred out, net	(10,927)	(16,429)	(27,356)
Balance at December 31, 2023	8,287	886	9,173
Transferred out, net	(7,749)	(357)	(8,106)
Balance at September 30, 2024	$538	$529	$1,067

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table summarizes the major classes of assets and liabilities classified as held for sale (excluding discontinued operations) as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Assets
Inventories, net	$—	$509
Total current assets	—	509
Property, plant and equipment, net	—	4,002
Right-of-use assets, finance lease, net	—	68
Total non-current assets	—	4,070
Total assets	$—	$4,579

Liabilities
Lease liability, finance lease	$—	$84
Lease liability, operating lease	417	368
Total current liabilities	417	452
Lease liability, operating lease	112	434
Total non-current liabilities	112	434
Total liabilities	$529	$886
Grassroots: Illinois Assets
In the quarter ended June 2023, the Company terminated the marketing of the Company’s Illinois assets (the “Illinois Assets”) and reclassified these assets from held for sale to held and used, as a result of the breach of contract, effective February 25, 2022, by Parallel Illinois, LLC (“Parallel”), with whom the Company had signed definitive agreements on April 1, 2021 to sell the Illinois Assets. In September 2023, the Company and Parallel entered into a Confidential Settlement Agreement to settle the dispute in full (the “Parallel Settlement Agreement”). Under the Parallel Settlement Agreement, the Company received $0.5 million, and Parallel formally released its claims against the Plaintiffs, including with respect to any claim for return of the $10 million deposit paid by Parallel to the Company at the time the definitive agreements were signed. For further details, see Note 5 — Assets and liabilities held for sale of the Annual Financial Statements.
Phytoscience Management Group, Inc.
In November 2023, the Company signed a definitive agreement to sell 100% of the outstanding capital stock of Phytoscience Management Group, Inc. (“Phytoscience”) to Zenbarn Ventures, Inc. (“Zenbarn”) for cash consideration of $2.8 million, subject to working capital adjustments. In conjunction with the sale, the Company also signed an interim management services agreement with Zenbarn to provide certain administrative and operational support services. The sale, which remains contingent on regulatory approval, is expected to be closed by December 31, 2024. The Company recognized a total loss of $3.7 million on the transaction as of September 30, 2024.
North Shore Assets
On January 5, 2024, the Company signed a definitive purchase agreement to sell the Company’s rights and interests to certain assets of Curaleaf North Shore, Inc. f/k/a Alternative Therapies Group, Inc. to MassGrow, LLC for cash consideration of $2.8 million. Upon execution of the agreement, the Company received cash consideration of $1.5 million, and the remaining consideration was paid in October 2024. The sale, which remains contingent on regulatory approval, is

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
expected to be closed by the quarter ending December 31, 2024, subject to certain extensions. The Company recognized a total loss of $0.8 million on the transaction as of September 30, 2024.
Acres Assets
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.2 million, which consists of cash consideration of $1.0 million and the issuance by the Company of a secured note with a principal amount of $2.2 million. The secured note earns interest at 8% per annum and matures in February 2027. In connection with the real estate purchase agreement, the Company signed a membership interest purchase agreement for $0.2 million. The Company recognized a total loss of $17.5 million on the transaction as of September 30, 2024. The sale closed on October 10, 2024.
Sale of Rokshaw Limited’s noncannabis operation
On April 29, 2024, the Company closed on the sale of Rokshaw Limited’s noncannabis operation to Thistle Pharma Limited. The total proceeds received in the sale included cash consideration of £3.3 million consisting of £0.5 million paid upon signing of the definitive agreement, £1.8 million paid at the date of close and £0.5 million payable on the first and second anniversary of the closing date. The Company recognized a total gain of £1.8 million on the transaction as of September 30, 2024.
Note 6 — Discontinued operations
On January 26, 2023, the Company announced a plan to discontinue operations in unprofitable business components with unfavorable regulatory environments, which represented a strategic shift that had a major effect on the Company’s operations and financial results. As a result of this plan, pursuant to ASC 205, the Company reported California, Oregon, Colorado, Michigan, Kentucky CBD and its adult use operations in Maine (“Adult-Use Maine”) as discontinued operations for the year ended December 31, 2023 and for the nine months ended September 30, 2024. Therefore, the Company has separately classified the financial results of these business components as Net income (loss) from discontinued operations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
These discontinued operations were components of the Company’s Domestic reportable segment.
As of September 30, 2024, the Company has deconsolidated and discontinued all operations classified as discontinued operations in 2023.
California

As of December 31, 2023, the Company had completed the disposition of its operations in California.
Colorado
On June 2, 2023, the Company signed a definitive real estate agreement to sell commercial property of Focused Investment Partners, LLC, located in Pueblo CO, for cash consideration of $0.4 million. The transaction closed on June 26, 2023.
On June 7, 2023, the Company signed a definitive real estate agreement to sell two commercial properties of GG Real Estate, LLC, located in Pueblo, CO, to Appleland, LLC for cash consideration of $0.5 million. The transaction closed on July 13, 2023.
On June 26, 2023, the Company signed a definitive purchase and sale agreement to sell its rights to the property of Los Suenos Farms, LLC, located in Avondale, Colorado, to Mammoth Cassa JV, LLC for cash consideration of $1.5 million. The transaction closed on June 26, 2023.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Kentucky
In the third quarter of 2023, the Company ceased all of its operations in Kentucky related to the manufacturing and wholesale distribution of CBD products, and classified its Kentucky business component as discontinued operations in the Annual Financial Statements. Upon this classification, the Company recognized a loss of $7.2 million on the impairment of its leased facility in Lexington, Kentucky and associated leasehold improvements and fixed assets (the “Kentucky Facility”) during the nine months ended September 30, 2024. All equipment specific to the Company’s CBD operations in Kentucky was sold or disposed as of March 31, 2024.

In the first quarter of 2024, the Company made the strategic decision to introduce a new line of hemp-derived THC products via an online direct-to-consumer marketplace and to repurpose its Kentucky Facility for the production of said THC products. Accordingly, the Company ceased marketing the Kentucky Facility and remeasured the associated right-of-use asset and leasehold improvements at the lower of their carrying amount before being classified as held-for-sale and the fair value of the asset upon being reclassified to held-and-used. The Company recognized a gain of $3.9 million on the re-recognition of the Kentucky Facility during the nine months ended September 30, 2024.
Adult-Use Maine
The Company signed a definitive agreement to sell its rights to the assets of Curaleaf Maine Adult Use, Inc. to Dirigo Naturals, LLC (“Dirigo”) in November 2023. The purchase agreement included a note receivable of $0.1 million and the assumption of select liabilities. In connection with the sale, the Company also signed an interim management services agreement with Dirigo to operate the business on behalf of the Company. The transaction closed on June 28, 2024. The Company has recognized a total loss of $0.3 million on the transaction as of September 30, 2024.
Oregon
The Company signed a definitive asset purchase agreement, effective July 1, 2023, for the sale of its operations in Oregon to Hotbox Farms, LLC. The purchase agreement included cash consideration of $2.0 million, adjusted for working capital provisions. The transaction closed on March 1, 2024. The Company has recognized a total loss of $2.3 million on the transaction as of September 30, 2024.

Michigan

On February 1, 2024, the Company discontinued all operations in Kalamazoo, after assigning the associated lease and selling all property, plant, and equipment associated with the leased facility to Hodai Kalamazoo, LLC. The Company has recognized a total gain of $0.5 million on the transaction as of September 30, 2024.

On March 1, 2024, the Company discontinued all operations in Ann Arbor, after assigning the associated lease and selling all property, plant, and equipment associated with the leased facility to Hodai Ann Arbor, LLC. The Company did not incur any gain or loss as a result of this transaction.

Effective June 1, 2024, the Company discontinued all operations in Battle Creek and Bangor, upon signing a lease termination agreement and selling all property, plant, and equipment associated with the leased facilities. The termination agreement included a fee of $0.2 million, payable in two installments. The first installment of $0.1 million was paid on September 1, 2024, and the second installment of $0.1 million is due on January 1, 2025. The Company has recognized a total gain of $0.7 million on the transaction as of September 30, 2024.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table summarizes the major classes of assets and liabilities of the Company’s discontinued operations were as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Assets
Accounts receivable, net of allowance for credit losses	$—	$4,356
Prepaid expenses and other current assets	—	53
Total current assets	—	4,409
Deferred tax asset	8,158	8,514
Property, plant and equipment, net	—	293
Total non-current assets	8,158	8,807
Total assets	$8,158	$13,216

Liabilities
Accounts payable	$—	$665
Accrued expenses	314	4,670
Lease liabilities, finance - current	—	28
Lease liabilities, operating - current	134	689
Notes payable - current	22	72
Total current liabilities	470	6,124
Notes payable - net of current	17	56
Lease liabilities, finance - net of current	—	285
Lease liabilities, operating - net of current	51	1,822
Total non-current liabilities	68	2,163
Total liabilities	$538	$8,287
The following table summarizes the Company’s discontinued operations were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Total revenues, net	$—	$7,007	$775	$23,203
Cost of goods sold	(64)	14,408	413	41,259
Gross income (loss)	64	(7,401)	362	(18,056)
Other operating expenses	350	5,394	1,869	11,572
Loss from operations	(286)	(12,795)	(1,507)	(29,628)
Total other income (expense), net	1,494	(17,215)	2,479	(23,895)
Income (loss) from discontinued operations before provision for income taxes	1,208	(30,010)	972	(53,523)
Benefit from (provision for) income taxes	412	4,095	(62)	7,113
Net income (loss) from discontinued operations	$1,620	$(25,915)	$910	$(46,410)

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 7 — Accounts receivable, net
Accounts receivable, net consist of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Trade accounts receivable	$66,435	$59,998
Other receivables	5,689	2,379
Accounts receivable, gross	72,124	62,377
Less: allowance for credit losses	(4,509)	(6,717)
Accounts receivable, net	$67,615	$55,660
Changes in the Company’s allowance for credit losses were as follows:

Allowance for credit losses as of January 1, 2024	$(6,717)
Provision	(407)
Charge-offs and recoveries	2,615
Allowance for credit losses as of September 30, 2024	$(4,509)

Allowance for credit losses as of January 1, 2023	$(4,042)
Provision	(7,541)
Charge-offs and recoveries	4,866
Allowance for credit losses as of December 31, 2023	$(6,717)
Additional information about the Company’s exposure to credit and market risks and impairment losses for its accounts receivable is included in Note 27 — Fair value measurements and financial risk management.
Note 8 — Inventories, net
Inventories consist of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Raw materials:
Cannabis	$49,291	$30,054
Non-Cannabis	19,273	22,064
Total raw materials	68,564	52,118

Work-in-process	59,764	72,988
Finished goods	98,851	90,807
Inventories, net	$227,179	$215,913
As of September 30, 2024 and December 31, 2023, the Company recorded an inventory reserve balance of $13.2 million and $12.0 million, respectively, within Inventories, net on the Condensed Interim Consolidated Balance Sheets (Unaudited).
During the three and nine months ended September 30, 2024, the Company recorded inventory write downs totaling $0.6 million and $3.0 million, respectively, within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited), related to aged, obsolete or unsellable inventories, inventories that did not meet the Company’s quality standards and inventories whose carrying value exceeded the estimated NRV.
During the three and nine months ended September 30, 2023, the Company recorded inventory write downs totaling $12.0 million and $16.2 million, respectively, within Cost of goods sold on the Condensed Interim Consolidated

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Statements of Operations (Unaudited), related to aged, obsolete or unsellable inventories, inventories that did not meet the Company’s quality standards and inventories whose carrying value exceeded the estimated NRV.
Note 9 — Notes receivable
Notes receivable consists of the following as of September 30, 2024 and December 31, 2023:

	As of
	September 30, 2024	December 31, 2023
Current portion of notes receivable	$572	$7,020
Long-term note receivable	2,230	—
Total notes receivable	$2,802	$7,020
In connection with the Company’s acquisition of all assets of Grace & Co. (dba Dark Heart Nursery), the Company issued a $7.0 million interest bearing promissory note to the seller on October 27, 2023. On January 17, 2024, Curaleaf DH, Inc., an entity in which the Company has an indirect controlling financial interest, acquired all assets of Grace & Co. (dba Dark Heart Nursery) via forgiveness of the $7.0 million promissory note plus interest and cash consideration of $1.7 million. See Note 4 — Acquisitions for further details.
On January 1, 2024, Four20 converted €0.8 million of overdue accounts receivable of its customer, Canymed GmbH (“Canymed”), into a note receivable in the amount of €0.8 million. The note assures collectability of the overdue accounts receivable outstanding and is secured by collateral of assets in an amount equal to the outstanding balance. The note is inclusive of interest of 8% and the Company expects the note receivable to be settled in full in November 2024.
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.2 million, which consists of cash consideration of $1.0 million and the issuance of a secured note with a principal amount of $2.2 million. The note is secured by the property and equipment acquired by the borrower. The secured note earns interest at 8% per annum and matures in February 2027. See Note 5 — Assets and liabilities held for sale for further details.
In connection with the sale of Curaleaf Maine Adult Use, Inc., the Company issued a promissory note in the principal amount of $0.1 million (the “Maine Promissory Note”). The principal balance and accrued interest are payable in ten equal monthly installments. The first payment was due on the closing date and subsequent payments due each month thereafter until paid in entirety. The Maine Promissory Note earns interest at 5.17% and matures in March 2025. See Note 6 — Discontinued operations for further details.
Information about the Company’s exposure to credit and market risks and impairment losses for its notes receivable is included in Note 27 — Fair value measurements and financial risk management.
Note 10 — Property, plant and equipment, net
Property, plant and equipment, net consist of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Land	$7,826	$8,026
Building and improvements	535,219	514,777
Furniture and fixtures	193,069	168,846
Information technology	25,890	20,113
Construction in progress	78,942	43,704
Property, plant and equipment, gross	840,946	755,466
Less: Accumulated depreciation	(244,204)	(183,839)
Property, plant and equipment, net	$596,742	$571,627

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.
Depreciation expense totaled $22.7 million and $63.2 million for the three and nine months ended September 30, 2024, respectively, which includes $13.1 million and $38.7 million, respectively, recognized within Cost of goods sold, and $9.6 million and $24.5 million, recognized within Operating expenses in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the three and nine months ended September 30, 2024, respectively.
Depreciation expense totaled $17.7 million and $52.8 million for the three and nine months ended September 30, 2023, respectively, which includes $11.7 million and $36.2 million, respectively, recognized within Cost of goods sold, and $6.0 million and $16.7 million, respectively, recognized within Operating expenses in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the three and nine months ended September 30, 2023, respectively.
Asset Specific Impairment
In the third quarter of 2023, the Company ceased all of its operations in Kentucky related to the manufacturing and wholesale distribution of CBD products, and classified its Kentucky business component as discontinued operations in the Annual Financial Statements. Upon this classification, the Company recognized an impairment loss of $7.2 million, within Gain (loss) on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the three and nine months ended September 30, 2023. All equipment specific to the Company’s CBD operations in Kentucky was sold or disposed as of March 31, 2024.
In the first quarter of 2024, the Company made the strategic decision to introduce a new line of hemp-derived THC products via an online direct-to-consumer marketplace and to repurpose its Kentucky Facility for the production of said THC products. Accordingly, the Company ceased marketing the Kentucky Facility and recognized an impairment gain of $3.9 million, within Gain (loss) on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the nine months ended September 30, 2024.
For further details, see Note 6 — Discontinued operations.
Note 11 — Leases
The Company leases real estate used for dispensaries, cultivation facilities, production plants and corporate offices. ROU assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date.
Some of the Company’s leases contain cancellation options, in the event the Company is unable to obtain regulatory approval and permitting for a selected site as well as other contingencies. In addition, the Company’s real estate leases could include extension options for a period ranging from one to 10 years. Some dispensary and office space leases include extension options exercisable up to one year before the end of the initial cancellable lease term. However, typically, the renewal options are for an additional period of five years after the end of the initial lease term. The exercise of renewal options are at the Company’s discretion. In most cases, neither cancellation nor renewal options are recognized as part of the Company’s measurement of its ROU assets and lease liabilities, until the option period has expired without exercise or until the Company is reasonably certain it will not exercise the option.
Lease payments are in-substance fixed, and certain real estate leases include annual escalation clauses with reference to an index or contractual rate. Typically, the Company enters into real estate leases that require additional payments for taxes, insurance, maintenance and other common area charges. These expenses are considered non-lease components. If the non-lease components are fixed, the Company accounts for its real estate leases and related fixed non-lease components together as a single component used to measure its ROU assets and lease liabilities. If the non-lease components are variable, the variable payments are excluded from the Company’s measurements of its ROU assets and lease liabilities and are expensed as incurred through either Cost of goods sold or Selling, general and administrative.
Leases with an initial term of 12 months or less (“short-term”) and leases of machinery and equipment that are of low-value are not recorded on the Condensed Interim Consolidated Balance Sheets (Unaudited) and are expensed as incurred. The Company’s expenses related to its short-term and low-value leases were immaterial during the three and nine months ended September 30, 2024 and 2023.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The components of the Company’s lease costs, inclusive of its sale leaseback arrangements, recognized in the Condensed Interim Consolidated Statements of Operations (Unaudited) for the three and nine months ended September 30, 2024 and September 30, 2023 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Finance lease cost:
Amortization of ROU assets	$3,897	$3,860	$11,645	$11,479
Interest on finance lease liabilities	4,372	4,512	13,180	13,700
Total finance lease cost	$8,269	$8,372	$24,825	$25,179

Sale leaseback financial obligations:
Interest on financial obligations	$5,914	$5,991	$17,850	$18,130
Depreciation on assets associated with sale leaseback financial obligations	4,286	4,136	13,043	13,258
Total financial obligation cost	$10,200	$10,127	$30,893	$31,388

Operating lease expense	$7,803	$6,714	$23,034	$20,973

Total lease costs(1)	$26,272	$25,213	$78,752	$77,540
(1)Excludes expenses incurred on short-term lease and low-value leases totaling $0.1 million and $0.2 million for the three and nine months ended September 30, 2024 and 2023.
ROU assets and lease liabilities as of September 30, 2024 and December 31, 2023 consist of the following:

	September 30, 2024		December 31, 2023
	Operating leases	Finance leases	Operating leases	Finance leases
Lease assets and liabilities:
Right-of-use assets	$165,829	$185,243	$158,547	$183,820
Accumulated amortization	(49,011)	(52,269)	(40,112)	(40,617)
Right-of-use assets, net	$116,818	$132,974	$118,435	$143,203

Lease liabilities - current	$16,890	$10,709	$15,993	$9,428
Lease liabilities - net of current	108,705	153,906	110,398	159,961
Total lease liabilities	$125,595	$164,615	$126,391	$169,389
Financed property and equipment, net of accumulated depreciation, and Financial obligations as of September 30, 2024 and December 31, 2023 are as follows:

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	September 30, 2024	December 31, 2023
Financed property and equipment:
Financed property and equipment, net of accumulated depreciation of $59.1 million and $46.0 million, respectively	$163,526	$176,569

Financial obligation:
Financial obligation - current	$6,826	$5,777
Financial obligation - net of current	203,636	208,895
Total financial obligation	$210,462	$214,672
In June 2022, the Company entered into three sale and leaseback transactions for building improvements and equipment at cultivation and processing sites in Florida, Illinois and Pennsylvania, all of which resulted in the Company retaining control of the leased assets. The Company recognized these assets, with a net book value of $48.7 million, as financed property and equipment within Property, plant and equipment, net on the Condensed Interim Consolidated Balance Sheets (Unaudited). The Company also recognized financial obligations for the sales proceeds totaling $50.1 million and deferred $1.4 million of gains, which the Company is recognizing over the respective terms of the financial obligations.
In August 2022, the Company exercised an option to purchase a leased cultivation site in Massachusetts. The Company sold the newly purchased building and improvements for $21.5 million and, simultaneously, entered into a 23-year sale and leaseback agreement for the sold assets. Since the Company maintained control of the building and improvements, these assets, with a net book value of $21.5 million, were recognized on the Condensed Interim Consolidated Balance Sheets (Unaudited) as financed property and equipment. The Company also recognized a financial obligation for the sale proceeds of $21.5 million.
In December 2022, the Company sold cultivation and processing equipment, with a net book value of $9.7 million, and leased it back under a four-year agreement. At the end of the four years, the Company has an option to purchase the equipment for one dollar, which it expects to exercise. The Company recognized these assets as financed property and equipment within Property, plant and equipment, net on the Condensed Interim Consolidated Balance Sheets (Unaudited). The Company also recognized a financial obligation for the sale proceeds of $9.7 million.
Cash flows associated with the Company’s operating and finance leases for the nine months ended September 30, 2024 and 2023 are as follows:

	September 30, 2024	September 30, 2023
Operating cash flows from finance leases	$(13,180)	$(13,700)
Operating cash flows from operating leases	(22,350)	(21,743)
Operating cash flows from sale leaseback financial obligations	(17,850)	(21,424)
Financing cash flows from finance leases	(6,933)	(6,082)
Financing cash flows from sale leaseback financial obligations	(4,210)	(3,050)
Total cash flow from lease activities	$(64,523)	$(65,999)

	September 30, 2024	December 31, 2023
Weighted average remaining lease term (in years) - finance leases	9.4	10.1
Weighted average remaining lease term (in years) - operating leases	6.3	6.9
Weighted average discount rate - finance leases	11.1%	10.7%
Weighted average discount rate - operating leases	11.0%	10.5%

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Maturities of the Company’s lease liabilities, under its non-cancelable leases, as of September 30, 2024, are as follows:

Fiscal Year	Operating Leases	Finance Leases	Financial Obligations
2024 (three months remaining)	$7,480	$6,882	$7,442
2025	29,286	27,810	30,264
2026	28,073	28,156	31,078
2027	26,399	28,731	28,944
2028	24,894	28,191	29,763
2029 and thereafter	59,088	152,440	239,788
Total undiscounted remaining minimum lease payments	175,220	272,210	367,279
Less: imputed interest	(49,625)	(107,595)	(156,817)
Total discounted remaining minimum lease payments	$125,595	$164,615	$210,462
Note 12 — Intangible assets, net and Goodwill
Intangible assets, net
Identifiable intangible assets consist of the following as of September 30, 2024 and December 31, 2023:

As of September 30, 2024	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,309,724	$(314,309)	$995,415
Trade names	167,913	(58,119)	109,794
Intellectual property and know-how	9,365	(1,419)	7,946
Non-compete agreements	32,596	(18,834)	13,762
Intangible assets, net	$1,519,598	$(392,681)	$1,126,917

As of December 31, 2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,279,705	$(248,083)	$1,031,622
Trade names	167,009	(41,998)	125,011
Non-compete agreements	31,716	(15,904)	15,812
Intangible assets, net	$1,478,430	$(305,985)	$1,172,445
The gross carrying amount of intangible assets increased by $41.2 million during the nine months ended September 30, 2024. The increase in the gross carrying amount of intangible assets is primarily due to the Company’s acquisitions of Dark Heart and Can4Med in the first quarter of 2024, acquisition of NGC in the second quarter of 2024, as well as the Company’s entry into the adult use market in New York, which required an initial fee to obtain the associated adult use license.
Amortization of intangible assets was $28.0 million and $83.5 million for the three and nine months ended September 30, 2024, respectively. Amortization of intangible assets was $24.3 million and $78.7 million for the three and nine months ended September 30, 2023, respectively.
During the fourth quarter ended December 31, 2023, the Company determined that the estimated useful lives for the tradenames it acquired in the Tryke acquisition and in the EMMAC acquisition had shorter useful lives than were initially determined at the respective acquisition dates. A change in the estimated useful life of a long-lived asset is a change in

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
accounting estimate to be accounted for prospectively. Accordingly, the Company accelerated the amortization of these two tradenames to reflect their revised remaining useful lives, which now end in fiscal year 2024.
Asset Specific Impairment
The Company recognized an impairment loss of $7.8 million on its intangible assets for the year ended December 31, 2023, in connection with certain of the Company’s operations in Nevada classified as held-for-sale during the year ended December 31, 2023. These impairment losses were all recorded within the Domestic reportable segment and recognized within Gain (loss) on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The Company did not observe any indicators of impairment on its intangible assets during the three and nine months ended September 30, 2024.
The following table outlines the Company’s estimated annual amortization expense over the next five years related to its intangible assets as of September 30, 2024:

Fiscal Year	Estimated Amortization
2024 (three months remaining)	$25,842
2025	99,695
2026	99,040
2027	98,428
2028	94,963
The Company’s remaining weighted average amortization period for its outstanding intangibles as of September 30, 2024 was 13.4 years. The following table outlines the remaining weighted average amortization period for each major class of intangible assets as of September 30, 2024:

Asset class:	Weighted Average Amortization (in years)
Licenses and service agreements	13.3
Trade names	15.9
Intellectual property and know-how	4.4
Non-compete agreements	6.7
Goodwill
The changes in the carrying amount of goodwill by segment and in total were as follows:

	Domestic	International	Total
Balance at December 31, 2022	$553,203	$71,926	$625,129
Purchase price adjustments (Note 4)	—	119	119
Change in Assets Held for Sale (Note 5)	41,678	—	41,678
Loss on Impairment	(50,702)	—	(50,702)
Acquisitions (Note 4)	7,002	—	7,002
Effect of exchange rate differences	—	$3,402	$3,402
Balance at December 31, 2023	$551,181	$75,447	$626,628
Acquisitions (Note 4)	—	6,138	6,138
Effect of exchange rate differences	—	1,851	1,851
Balance at September 30, 2024	$551,181	$83,436	$634,617
Purchase price adjustments relate to measurement period adjustments. See Note 4 — Acquisitions for further details.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Asset Specific Impairment
As a result of the Company’s annual quantitative goodwill assessment for fiscal year 2023, the Company determined that the goodwill allocated to Nevada was fully impaired. As a result, the Company recognized an impairment loss of $44.0 million during the year ended December 31, 2023, within Gain (loss) on impairment on the Condensed Interim Consolidated Statements of Operations (Unaudited).
As of September 30, 2024, management has not observed qualitative factors that, in the aggregate, suggest it is more likely than not that the Company’s goodwill is further impaired.
Note 13 — Investments and other assets

Investments and other assets consist of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Security deposits(1)	$10,648	$10,523
Investments(2)(3)	1,546	2,477
Other assets(4)	4,946	2,048
Total other assets	$17,140	$15,048

(1) Represents security deposits paid by the Company in connection its execution of certain lease arrangements.See Note 11 — Leases for further details.
(2) In the third quarter of 2019, the Company entered into a Real Estate Contribution Agreement with a real estate investment trust (the “REIT”), receiving equity shares in the REIT as part of a sale and leaseback transaction. See Note 11 — Leases for further details.

(3) In the third quarter of 2024, the Company entered into certain investments in support of continued growth within its International segment.
(4) Represents receivables resulting from certain acquisitions of the Company.
Asset Specific Impairment
During the nine months ended September 30, 2024, the Company remeasured the fair value of its external investments and determined that, as a result of the sequential declines in the net realizable value of the investee, the carrying value of the investment was impaired. The Company recognized an impairment loss on this investment of $1.7 million during the nine months ended September 30, 2024.
Note 14 — Accrued Expenses

Accrued expenses consist of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Accrued loyalty payable	$5,409	$5,327
Sales taxes payable	7,081	9,971
Excise taxes payable	2,881	3,414
Accrued payroll expenses	23,313	25,227
Interest payable	18,583	6,330
Deferred revenue	2,920	866
Accrued inventory expenses	9,621	8,002
Accrued marketing expenses	2,165	4,306
Accrued legal expenses	11,563	6,275
Property & other taxes payable	2,348	2,243
Other accrued expenses	29,728	29,350
Total accrued expenses	$115,612	$101,311

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 15 — Notes payable
Notes payable consist of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Senior Secured Notes – 2026	$460,000	$475,000
Bloom Notes – 2024	19,692	47,500
Bloom Notes – 2025	60,000	60,000
Seller notes payable	4,430	6,567
Other notes payable	26,355	18,389
Less: Unamortized debt discount/premium and deferred financing fees	(13,051)	(19,689)
Long-term Notes payable, net of unamortized debt discount/premium and deferred financing fees	557,426	587,767
Less: Notes payable - current	(95,946)	(39,478)
Notes payable - net of current	$461,480	$548,289
Below is a summary of the Company’s credit facilities outstanding as of September 30, 2024:

Credit facility	Original facility size		Outstanding balance	Stated interest rate		Maturity date
Senior Secured Notes – 2026	$475,000		$460,000	8.0%	(5)	December 15, 2026
Bloom Notes – 2024	50,000	(3)	19,692	10.0%	(6)	January 18, 2025 / October 18, 2024(4)
Bloom Notes – 2025	60,000		60,000	4.0%	(7)	January 17, 2025
Seller notes payable - Scottsdale Note(1)	4,600		4,430	5.0%	(8)	December 1, 2036
Other notes payable - BHH Note(2)	7,500		7,500	15.0%	(9)	September 30, 2025
Other notes payable - VOWL Note(2)	2,226		1,417	5.9%	(10)	March 30, 2025
Other notes payable - NGC Note(2)	1,600		1,701	10.0%	(11)	December 16, 2024
ABL Facility - EWB Note	12,000		12,000	6.0%	(12)	August 25, 2025
Other notes payable - miscellaneous(2)	2,799		3,737	Various		Various
	$615,725		$570,477

(1) The Company has a seller note payable incurred in connection with the Company’s purchase of a building in Scottsdale, Arizona (the “Scottsdale Note”).
(2) The Company has a note payable (the “BHH Note”) with Tangela Holdings, Ltd (“Tangela”) and Portiagate Investment LTD, which was executed in the third quarter of 2022, in connection with the Company gaining a controlling interest in Broad Horizons Holdings, LLC (“BHH”). In addition, the Company has a separate note payable with Tangela, which was executed to fund bulk purchases of cannabis for resale by NGC (the “NGC Note”). Lastly, Four20 Pharma GmbH (“Four20”), a subsidiary of the Company, has a note payable with Verbundvolksbank OWL (the “VOWL Note”). Other notes payable - miscellaneous is comprised of various immaterial loans held by Curaleaf International.

(3) As part of a settlement agreement reached in April 2023, between the Company and the former owners of Bloom, the principal balance of the Bloom Notes - 2024 was reduced to $47.5 million.
(4) The Installment Amount matured on October 18, 2024, while, the Conversion Amount matures on January 18, 2025.
(5) Compounded semi-annually and payable in arrears on June 15th and December 15th of each year, beginning June 15, 2022
(6) Only the Installment Amount (as defined herein) of $31.0 million for which interest is computed daily on the basis of a 360-day year. Interest is due at maturity on October 18, 2024.
(7) Computed daily on the basis of a 360-day year and payable at maturity.
(8) Interest shall be calculated on a 360-day year for the actual number of days elapsed for any period of time. Interest is due on the 23rd of each month.
(9) Computed daily on the basis of a 365-day year (or 366 days in the case of a leap year) and payable quarterly in arrears on each January 1, April 1, and October 1 following the closing date, with final interest payment due and payable on the maturity date.

(10) Interest is calculated on a 360-day year at a fixed rate of 5.9% until the end of the loan term. Interest is due on the 30th of each month.
(11) Computed daily on the basis of a 365-days year. Interest is due at maturity.
(12) Computed on a 365/360 basis; that is, by applying the ratio of the interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Payments are due on the 25th of each month.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s interest expense by credit facility for the three and nine months ended September 30, 2024 is as follows:

		Three months ended September 30, 2024			Nine months ended September 30, 2024
	Effective interest rate	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (2)	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (2)
Senior Secured Notes – 2026	9.33%	$9,200	$1,285	$10,485	$28,000	$3,946	$31,946
Bloom Notes – 2024	10.00%	665	—	665	2,578	—	2,578
Bloom Notes – 2025	10.35%	613	927	1,540	1,827	2,692	4,519
Seller notes payable - Phyto Note(1)	7.50%	—	—	—	189	—	189
Seller notes payable - Scottsdale Note	5.00%	60	—	60	183	—	183
Other notes payable - BHH Note	14.79%	284	—	284	845	—	845
Other notes payable - VOWL Note	5.90%	53	—	53	206	—	206
Other notes payable - NGC Note	12.00%	41	—	41	41	—	41
ABL Facility - EWB Note	6.00%	117	—	117	363	—	363
Other notes payable - miscellaneous	various	1	—	1	2	—	2
		$11,034	$2,212	$13,246	$34,234	$6,638	$40,872

(1) The Phyto Note was paid in full on July 1, 2024.
(2) Total interest expense does not reconcile to Interest expense as presented on the Condensed Interim Consolidated Statements of Operations (Unaudited), due to the interest the Company recognized on its deferred consideration liabilities during the periods presented. Refer to Note 4 - Acquisitions for additional information.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s interest expense by credit facility for the three and nine months ended September 30, 2023 is as follows:

		Three months ended September 30, 2023			Nine months ended September 30, 2023
	Effective interest rate	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (3)	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (3)
Senior Secured Notes – 2026	8.00%	$9,500	$1,149	$10,649	$28,500	$3,008	$31,508
Bloom Notes – 2023(1)	7.99%	—	—	—	—	74	74
Bloom Notes – 2024	10.00%	705	(243)	462	2,119	1,588	3,707
Bloom Notes – 2025	10.35%	613	835	1,448	1,816	2,413	4,229
Seller notes payable - Phyto Note(2)	7.50%	26	—	26	79	—	79
Seller notes payable - Scottsdale Note	5.00%	46	—	46	162	—	162
Other notes payable - BHH Note	14.79%	284	—	284	841	—	841
Other notes payable - VOWL Note	5.90%	145	—	145	145	—	145
ABL Facility - EWB Note	6.00%	—	—	—	20	—	20
Other notes payable - miscellaneous	various	(3)	—	(3)	5	—	5
		$11,316	$1,741	$13,057	$33,687	$7,083	$40,770

(1) The Company paid the Bloom Note – 2023 in full in the second quarter of 2023; upon which time, the Company ceased accruing interest on the Bloom Notes - 2023. As part of a settlement agreement reached in April 2023, between the Company and the former owners of Bloom, the parties agreed to reduce the future principal payments of the 12-month Bloom Note by $6 million.

(2) The Phyto Note was paid in full on July 1, 2024.
(3) Total interest expense does not reconcile to Interest expense as presented on the Condensed Interim Consolidated Statements of Operations (Unaudited), due to the interest the Company recognized on its deferred consideration liabilities during the periods presented. Refer to Note 4 - Acquisitions for additional information.

As of September 30, 2024, future principal payments due related to the Company’s notes payable were as follows:

Fiscal year:	Amount
2024 (remaining three months)	$4,959
2025	99,977
2026	460,296
2027	320
2028	1,733
2029 and thereafter	3,192
Total future principal payments	$570,477
Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 27 — Fair value measurements and financial risk management.
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture, dated December 15, 2021, governing the

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that post-incurrence of the additional debt, a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained. In addition, the issue of additional senior secured notes or other debt pari passu to the existing notes is permitted, provided that post-incurrence of the additional debt, the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained and provided certain other conditions are met. The Company and certain of its guarantor entities are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026.
The Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, may be redeemed early, but are subject to a prepayment premium that is dependent on the loan year as follows:

Loan year	Prepayment redemption prices
June 15, 2023 to June 14, 2024	104.00%
June 15, 2024 to June 14, 2025	102.00%
June 15, 2025 and thereafter	100.00%
In December 2023, in connection with the TSX Listing, the Note Indenture was amended pursuant to a second supplemental indenture dated December 12, 2023, in order to facilitate the implementation of the Reorganization. Copies of the Note Indenture and the second supplemental indenture are available on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar.
Purchase of Senior Secured Notes - 2026 for Cancellation
In connection with the Company's overall strategy to reduce debt and interest, on April 30, 2024, in an arms-length transaction, the Company paid $14.3 million to purchase for cancellation Senior Secured Notes – 2026, that had a face value of $15.0 million. The Company also reduced accrued interest by $3.2 million that had been accruing from December 15, 2023 through April 30, 2024 specific to the notes purchased for cancellation.
Bloom Notes
In connection with the Bloom acquisition, the Company issued three sets of secured promissory notes (collectively, the “Bloom Notes”) to the former Bloom owners for aggregate gross proceeds of $160 million. The first set of secured promissory notes had a principal balance of $50 million and matured in January 2023 (the “Bloom Note – 2023”). The second set of promissory notes had a principal balance of $50 million and was due to mature in January 2024 (the “Bloom Note – 2024”). The third set of promissory notes are convertible promissory notes with a principal balance of $60 million with a maturity date in January 2025 (the “Bloom Note – 2025”). At the option of the sellers of Bloom, the third set of promissory notes may be paid by the Company issuing SVS at maturity.
There are no prepayment penalties on the Bloom Notes.
As part of a settlement agreement reached on March 21, 2023, between the Company and the former owners of Bloom, the parties to the settlement agreement agreed to reduce the future principal payments of the Bloom Note – 2023 and Bloom Note – 2024 by $10 million in the aggregate. The principal of the Bloom Note – 2023 was reduced by $6 million to $44 million, which equaled the total principal payments the Company had made towards the Bloom Note – 2023 as of April 2023. The remaining $4 million was applied to reduce the principal of the Bloom Note – 2024 to $46 million. This transaction resulted in a gain on modification of debt of $3.3 million, which the Company recognized in Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
On December 29, 2023, the Company entered into an agreement with the lenders under the Bloom Note – 2024, pursuant to which the Bloom Note – 2024 was restructured into a partially convertible secured promissory note (the “Restructured

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Bloom Note”) payable in cash and SVS, subject to the approval of the TSX. The Restructured Bloom Note has a principal amount of $47.5 million that is comprised of an installment amount of $31 million (the “Installment Amount”), payable in 10 equal installments between January 18, 2024 and October 18, 2024, and a conversion amount of $16.5 million (the “Conversion Amount”), which has a maturity date of January 18, 2025 (the “Conversion Amount Maturity Date”). The Installment Amount bears interest of 10%. Subject to the approval of the TSX, the Bloom lenders have the right to convert the Conversion Amount in its entirety into SVS at any point up to the Conversion Amount Maturity Date using a conversion price of $3.8528 (the “Conversion Price”), which would result in the issuance of 4,282,599 SVS (the “Conversion Shares”) to the holders of the Bloom Notes. Subject to the approval of the TSX, in the event that the trading price of the SVS is less than the Conversion Price at the close of business on the trading day prior to the Conversion Amount Maturity Date, the Company may elect to satisfy the Conversion Amount through the issuance of the Conversion Shares to the Bloom lenders.
Tangela Holdings, LTD
On June 11, 2024, the Company executed the First Amendment to the NGC Note (the “First Amendment”). The First Amendment modified the maturity date from July 11, 2024 to 10 business days following a demand made by the lender. All other terms of the NGC Note remain unchanged. On September 3, 2024, the Company executed the Second Amendment to the NGC Note (“the Second Amendment”). The Second Amendment modified the interest rate to 12% per annum and extended the maturity date to December 16, 2024.
Asset-based revolving credit facility
On August 25, 2023, the Company entered into an asset-based revolving credit facility (the “ABL Facility”) with EWB that provided for borrowings up to $6.5 million. Upon execution of the ABL Facility, the Company immediately drew down $6.5 million (the “EWB Note”) with a maturity date of August 25, 2024. On March 26, 2024, the Company signed a Change In Terms Agreement, increasing the ABL Facility to $10 million and extending the maturity date of the EWB Note to August 25, 2025. On June 14, 2024, the Company signed a second Change in Terms Agreement increasing the ABL Facility by an additional $2 million to $12 million. No other changes were made to the asset-based revolving credit facility.
The credit facility is secured by the Company’s deposit account at EWB, and as such, the Company’s balance in the EWB deposit account has been classified as restricted cash within Cash, cash equivalents and restricted cash on the Company’s Condensed Interim Consolidated Balance Sheets (Unaudited) as of September 30, 2024 and December 31, 2023.
Covenant compliance
As of September 30, 2024, the Company was in compliance with the covenants within each credit facility, and the Company did not observe evidence of cross-default.
Note 16 — Shareholders’ equity
The authorized and issued share capital of the Company is as follows:
Change in ownership
In December 2023, in connection with the Company’s TSX listing, the authorized share capital of the Company was amended in order to: (i) create a new class of non-voting and non-participating shares in the capital of the Company exchangeable at the holder's option into SVS (the “Exchangeable Shares”) and authorize the issuance of an unlimited number of Exchangeable Shares; and (ii) restate the rights of the SVS to provide for a conversion feature, whereby each SVS may, at any time and at the holder’s option, be converted into one (1) Exchangeable Share.
The Exchangeable Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of the Company and are considered “restricted securities,” within the meaning of such term under applicable Canadian securities laws. The amendments are intended to provide the Company’s shareholders with the option to convert their SVS into Exchangeable Shares, given the uncertainty and complexity related to cannabis regulations in the U.S.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Authorized
As of September 30, 2024, the authorized share capital consists of (i) an unlimited number of multiple voting shares (“MVS”) without par value, (ii) an unlimited number of SVS, without par value and (iii) an unlimited number of Exchangeable Shares, without par value.
Issued
As of September 30, 2024, the Company had 93,970,705 MVS issued and outstanding that were held directly or indirectly by Boris Jordan, the Company's Chief Executive Officer and Chairman (“CEO and Chairman”).
Holders of the MVS are entitled to 15 votes per share and are entitled to notice of and to attend any meeting of the Company’s shareholders, except for shareholder meetings in which only holders of a particular class or series of shares will have the right to vote. As of September 30, 2024 and December 31, 2023, the MVS represent approximately 12.6% and 12.8%, respectively, of the total issued and outstanding shares and 68.4% and 68.8%, respectively, of the voting power attached to such outstanding shares. The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The MVS shall automatically convert into SVS upon the earlier to occur of: (i) the transfer or disposition of the MVS by the CEO and Chairman to one or more third parties who are not permitted holders; (ii) the CEO and Chairman or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange such as Nasdaq or the New York Stock Exchange.
As of September 30, 2024 and December 31, 2023, the Company had 649,808,129 and 639,757,098, respectively, of SVS issued and outstanding. Holders of the SVS are entitled to one vote per share.
As of September 30, 2024, no Exchangeable Shares have been issued.

	Note	SVS	MVS	Total
As of December 31, 2023		639,757,098	93,970,705	733,727,803
Issuance of SVS in connection with acquisitions	4	7,134,124	—	7,134,124
Acquisition shares returned and cancelled		(146,369)	—	(146,369)
Exercise of stock options	18	75,391	—	75,391
Issuance of SVS for settlement of RSUs	18	2,662,637	—	2,662,637
Issuance of SVS for settlement of PSUs	18	325,248	—	325,248
As of September 30, 2024		649,808,129	93,970,705	743,778,834
As of September 30, 2024 and December 31, 2023, the number of SVS available for issuance under the Company’s 2018 Long Term Incentive Plan (“LTIP”) was 74,377,883 and 73,372,780, respectively. See Note 18 — Share-based compensation for further detail.
Treasury shares
There were no SVS repurchased into treasury during the three and nine months ended September 30, 2024 and 2023. SVS previously repurchased into treasury were canceled during the three and nine months ended September 30, 2024.
Note 17 — Redeemable non-controlling interest
On April 7, 2021, the Company established Curaleaf International together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Curaleaf and the strategic investor entered into a shareholders’ agreement regarding the governance of Curaleaf International, pursuant to which Curaleaf has control over operational issues as well as the raising of capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights, which permit either party to cause the strategic investor’s stake to be bought out by Curaleaf, starting the earlier of change of control or in 2025.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
In connection with the acquisition of Four20 in September 2022, the selling shareholders and Curaleaf International entered into a separate put/call option, which permits either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025, if adult use launch has not occurred by such date.
The estimated redemption value of the put/call options pertaining to Four20 exceeded the associated carrying value after allocation of current period earnings by $9.4 million during the period ending September 30, 2024. Management considers the redemption of the put/call options to be probable; consequently, the Company accreted the put/call options to their estimated redemption value through Accumulated deficit. The carrying value of the put/call options after accretion was $125.7 million and $120.7 million as of September 30, 2024 and December 31, 2023, respectively and are recognized on the Company’s Condensed Interim Consolidated Balance Sheets (Unaudited) as temporary equity within Redeemable non-controlling interest contingency.
Note 18 — Share-based compensation
Equity Incentive Plans
The Company maintains a 2018 Stock and Incentive Plan (as amended from time to time, the “LTIP”), which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and stock units, performance stock and stock units awards, dividend equivalents and other share-based awards to eligible participants. The number of SVS reserved for issuance from time to time under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis. The Company’s accounting policy for awards granted under the LTIP is discussed further in Note 3 — Significant accounting policies.
Share-based compensation consists of the following for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Stock options	$2,088	$3,297	$6,973	$5,006
Performance stock units	440	(128)	1,793	—
Restricted stock units	3,489	3,053	11,603	9,172
Share-based compensation	$6,017	$6,222	$20,369	$14,178
Stock options
As of September 30, 2024 and 2023, total unamortized compensation cost related to unvested stock options was $15.7 million and $21.9 million, respectively, which the Company expects to recognize over a weighted-average period of 2.12 and 2.41 years, respectively.
The total intrinsic value of options exercised and the total fair value of shares vested during the nine months ended September 30, 2024 and 2023 were as follows:

	2024	2023
Total intrinsic value of options exercised	$208	$701
Total fair value of shares vested	7,175	9,326

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Significant assumptions used to estimate the fair value of the Company’s stock option granted during the nine months ended September 30, 2024 and September 30, 2023 are summarized below:

	2024	2023
Expected volatility	71% - 72%	68% - 71%
Expected life in years	6.01 - 6.02	5.38 - 6.73
Expected dividends	—%	—%
Risk-free interest rate (based on government bonds)	3.63% - 4.52%	3.13% - 4.60%

(1) The Company has never paid cash dividends nor expects to pay cash dividends in the foreseeable future.
The Company’s stock option activity and related information during the nine months ended September 30, 2024 and 2023 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2024	27,932,603	$5.29
Forfeited during the year	(1,192,141)	4.50
Expired during the year	(1,296,984)	10.73
Exercised during the year	(75,391)	2.06
Granted during the year (1)	2,900,281	3.90
Outstanding at September 30, 2024	28,268,368	$5.26	5.78	$19,088
Options exercisable at September 30, 2024	16,594,878	$5.54	3.73	$18,793

(1)Includes stock options, granted to the Company’s CEO and Chairman, during the nine months ended September 30, 2023, with a 10-year performance period. Vesting of these performance stock options is contingent upon the achievement of three distinct and appreciating stock price targets. The stock price targets are based on a 15-day average closing price of the Company’s SVS. Any options for which the vesting conditions were not met by March 6, 2033 will be canceled.

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2023	24,539,168	$6.67
Forfeited during the year	(1,884,951)	8.59
Expired during the year	(1,385,140)	9.36
Exercised during the year	(181,775)	0.19
Granted during the year (1)	8,270,278	2.95
Outstanding at September 30, 2023	29,357,580	$5.41	6.37	$41,980
Options exercisable at September 30, 2023	15,865,770	$5.61	4.20	$29,006

(1)Includes stock options, granted to the Company’s CEO and Chairman, during the nine months ended September 30, 2023, with a 10-year performance period. Vesting of these performance stock options is contingent upon the achievement of three distinct and appreciating stock price targets. The stock price targets are based on a 15-day average closing price of the Company’s SVS. Any options for which the vesting conditions were not met by March 6, 2033 will be canceled.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Performance stock units
As of September 30, 2024 and 2023, total unamortized compensation cost related to unvested performance stock units was $5.1 million and $6.0 million, respectively, which the Company expects to recognize over a weighted-average period of 1.54 years and 2.44 years, respectively.
The Company’s PSU activity and related information for the nine months ended September 30, 2024 and 2023 are as follows:

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	1,062,267	$2.89
Forfeited	(460,191)	3.68
Vested	(325,248)	2.89
Granted	2,403,824	4.04
Unvested at September 30, 2024	2,680,652	$3.79
Inception-to-date PSUs vested at September 30, 2024	325,248

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2023	—	$—
Forfeited	(147,051)	2.89
Vested	—	—
Granted	2,240,372	2.89
Unvested at September 30, 2023	2,093,321	$2.89
Inception-to-date PSUs vested at September 30, 2023	—
Restricted stock units
As of September 30, 2024 and 2023, total unamortized compensation cost related to unvested restricted stock units was $21.6 million and $19.6 million, respectively, which the Company expected to recognize over a weighted-average period of 2.01 years and 2.11 years, respectively.
The Company’s RSU activity and related information for the nine months ended September 30, 2024 and 2023 are as follows:

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	6,145,959	$4.12
Forfeited	(1,350,620)	4.19
Vested	(2,662,637)	4.33
Granted	4,947,025	4.06
Unvested at September 30, 2024	7,079,727	$3.99
Inception-to-date RSUs vested at September 30, 2024	8,495,475

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2023	4,284,439	$7.44
Forfeited	(1,221,939)	6.50
Vested	(1,111,873)	8.41
Granted	4,364,741	2.95
Unvested at September 30, 2023	6,315,368	$4.34
Inception-to-date RSUs vested at September 30, 2023	5,343,406
Note 19 — Selling, general and administrative expense
Selling, general and administrative expenses consisted of the following for the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$56,810	$48,106	$173,362	$155,185
Sales and marketing	12,900	12,431	37,529	32,668
Rent and occupancy	14,171	12,246	40,894	36,616
Travel	1,654	1,093	4,966	4,421
Professional fees	6,082	8,305	18,221	30,991
Office supplies and services	11,596	11,662	33,802	36,274
Other operating expense	3,084	3,277	11,422	20,160
Total selling, general and administrative expense	$106,297	$97,120	$320,196	$316,315
Advertising costs, which are recorded in Sales and marketing, are expensed as incurred and totaled $5.0 million and $14.2 million for the three and nine months ended September 30, 2024, respectively, and $3.6 million and $9.1 million for the three and nine months ended September 30, 2023, respectively.
Note 20 — Defined contribution plans
The Company established the Curaleaf, Inc. 401(k) Plan (the “Plan”) effective January 1, 2022. The Company’s U.S. employees are generally eligible to participate in the Plan. The Plan allows eligible employees to make contributions, up to limits set by the IRS, through payroll deductions and invest their contributions in one or more of the investment funds offered by the Plan. For employees who have completed one or more years of eligible service, the Company matches 25% of the first 4% of eligible compensation that an employee contributes on a pretax and/or Roth 401(k) basis for each annual period. Under the Plan, employees become eligible for contributions on the first day of the calendar month, coincident with or next, following the date the employee performs an hour of service as an eligible employee. Matched contributions are always fully vested.
Employees outside the U.S. who are not covered by the Plan may be covered by defined contribution plans that are subject to applicable laws and rules of the country in which the defined contribution plan is administered.
The expense incurred by the Company in connection with its employer contributions totaled $0.3 million and $0.8 million for the three and nine months ended September 30, 2024, respectively, and $0.2 million and $0.6 million for the three and nine months ended September 30, 2023, respectively.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 21 — Other income (expense)
Other income (expense) consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Gain (loss) on disposal of assets	$(34)	$(800)	$1,328	$(3,112)
Gain (loss) on investment	4,003	(3,326)	2,827	2,275
Gain on modification and extinguishment of debt	—	1,134	245	4,433
Other income (expense)	759	196	(150)	474
Total other income (expense), net	$4,728	$(2,796)	$4,250	$4,070
Note 22 — Revenue disaggregation
Total revenues, net consists of the following for the three and nine months ended September 30, 2024 and September 30, 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenues, net:
Retail revenues	$253,250	$273,233	$785,364	$820,057
Wholesale revenues	75,683	58,563	221,984	177,043
Management fee income	1,597	1,376	4,400	4,263
Total revenues, net	$330,530	$333,172	$1,011,748	$1,001,363
Note 23 — Earnings per share
Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. for the three and nine months ended September 30, 2024 and September 30, 2023 were calculated as follows:

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023		2024		2023
Numerator:
Net loss from continuing operations	$(44,348)	$(67,814)		$(144,444)		$(178,280)
Less: accretion of temporary equity	(9,371)	—		(9,371)		—
Adjusted net loss from continuing operations	(53,719)	(67,814)		(153,815)		(178,280)
Net loss attributable to redeemable non-controlling interest	(2,032)	(1,382)		(5,674)		(6,721)
Net loss from continuing operations attributable to Curaleaf Holdings, Inc.	(42,316)	(66,432)		(138,770)		(171,559)
Net income (loss) from discontinued operations	1,620	(25,915)		910		(46,410)
Net loss attributable to Curaleaf Holdings, Inc.	$(40,696)	$(92,347)		$(137,860)		$(217,969)

Denominator:
Basic weighted-average common shares outstanding	742,535,355	725,319,477		739,833,334		721,206,068
Dilutive effect of stock options to purchase common stock	—	2,576,837		963		156,240
Dilutive effect of restricted stock awards	707,630	2,603,151		2,527,125		1,355,122
Dilutive effect of performance-based stock awards	575,343	1,046,073		1,669,028		592,570
Dilutive effect of convertible debt	4,282,600	—		4,282,600		—
Dilutive effect of contingent shares	1,509,000	4,156,000		1,509,000		4,156,000
Dilutive weighted-average common shares outstanding	749,609,928	735,701,538		749,822,050		727,466,000

Per share – basic
Net loss per share from continuing operations, net of loss per share attributable to non-controlling interest	(0.07)	(0.09)	—	(0.20)		(0.24)
Net income (loss) per share from discontinued operations, net of income (loss) per share attributable to non-controlling interest	$—	$(0.04)	$—	$—		$(0.06)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic	$(0.07)	$(0.13)		$(0.20)		$(0.30)

Per share – diluted
Net loss per share from continuing operations, net of loss per share attributable to non-controlling interest (1)	(0.07)	(0.09)	—	(0.20)	—	(0.24)
Net income (loss) per share from discontinued operations, net of income (loss) per share attributable to non-controlling interest (2)	—	(0.04)	—	—	—	(0.06)
Net loss per share attributable to Curaleaf Holdings, Inc. – diluted	$(0.07)	$(0.13)		$(0.20)		$(0.30)

(1) For the three and nine months ended September 30, 2024 and 2023, the Company reported Net loss from continuing operations. As a result, pursuant to ASC 260, Earnings per share, diluted EPS from continuing operations is equal to basic EPS from continuing operations, as any potential common stock instruments would be anti-dilutive.

(2) For the three and nine months ended September 30, 2024, the Company reported net income from discontinued operations. However, given the immateriality of net income from discontinued operations as compared to the total dilutive weighted-average common shares outstanding, the dilutive impact rounds to $0.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 24 — Segment reporting
The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”).
In October 2023, the Company announced the decision to adopt a decentralized operating model, structured to enhance the partnerships between the Company’s regional teams and the Company’s shared service teams. The restructure did not change the Company’s operating segments: (i) Domestic operations and (ii) International operations. These two operating/reportable segments reflect the manner in which the Company’s operations are managed, how the CODM allocates resources and evaluates performance and how the Company’s internal management of financial reporting is structured.
The following tables present certain financial information by reportable segment for the three and nine months ended September 30, 2024 and September 30, 2023. The CODM does not review net income (loss) by reportable segment; therefore, such information is not presented.

	Domestic	International	Total
For the three months ended September 30, 2024
Revenues, net	$300,956	$29,574	$330,530
Gross profit	147,461	13,055	160,516
For the nine months ended September 30, 2024
Revenues, net	$936,872	$74,876	$1,011,748
Gross profit	451,512	30,373	481,885

	Domestic	International	Total
For the three months ended September 30, 2023
Revenues, net	$316,920	$16,252	$333,172
Gross profit	144,206	5,846	150,052
For the nine months ended September 30, 2023
Revenues, net	$958,349	$43,014	1,001,363
Gross profit	443,086	15,171	458,257
The following table present certain financial information by reportable segment as of September 30, 2024 and December 31, 2023. The CODM does not review total assets by reportable segment; therefore, such information is not presented

	Domestic	International	Total
Long-lived assets as of September 30, 2024	$2,291,132	$361,232	$2,652,364
Long-lived assets as of December 31, 2023	2,349,337	328,636	2,677,973
Note 25 — Commitments and contingencies
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and senior executive team that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or senior officers of the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements.
Dividend Restriction
The Company has no record of paying dividends, and its ability to pay dividends would be dependent on the Company’s results of operation, subject to applicable laws and regulations, which require maintenance of certain solvency and capital standards, as well as contractual restrictions contained in the Company’s debt instruments. The Company is permitted to declare and pay dividends, as long as the Company is not in default with respect to the Senior Secured Notes – 2026 and maintains compliance with certain provisions therein specific to restrictions of incurrence of indebtedness.
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Although the ultimate outcome of these claims or lawsuits cannot be ascertained by the Company, on the basis of present information and advice received from the Company’s legal counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits will not have a material adverse effect on the Company.
Note 26 — Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The following table summarizes the Company’s transactions with related parties during the three and nine months ended September 30, 2024 and 2023:

	Related party transactions
	Three months ended September 30,		Nine months ended September 30,		Balance receivable (payable) as of
Transaction	2024	2023	2024	2023	September 30, 2024	December 31, 2023

Consulting fees (1)(2)	$4,162	$403	$4,372	$801
Travel and reimbursement (3)	10	—	17	45
Rent expense (4)	69	—	170	—
Platform fees (5)(6)	231	26	1,739	203
Senior Secured Notes - 2026 (7)	220	224	662	662	$10,000	$10,000
	$4,692	$653	$6,960	$1,711	$10,000	$10,000
(1)Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board member, (ii) Measure 8 Venture Management, LLC (“Measure 8”), an investment company controlled by Boris Jordan, CEO, Chairman and control person of the Company (including funds managed by Measure 8) and (iii) Architecture & Engineering Solutions, LLC, a company controlled by an immediate family member of Luke Flood, a senior vice president of the Company and (iv) PNP Construction LLC, a company controlled by an immediate family member of Karim Bouaziz, a former senior vice president of the Company. There are on-going contractual commitments related to these transactions.
(2)Consulting fees presented for the three months ended September 30, 2024 is inclusive of $0.7 million and $0.6 million of fees for services provided by PNP Construction LLC during the quarters ended June 30, 2024 and March 31, 2024, respectively.
(3)Travel and reimbursement relate to payments made to Coherent Strategies Consulting and Coaching, a company of which Mr. Shasheen Shah, a Board member, is the CEO, for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(4)Rent expense relates to a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board member. There are on-going contractual commitments related to the lease arrangement.
(5)Leaf Trade and Sweed provide Curaleaf with their B2B platform for the Company’s Wholesale sector in exchange for fees to use the platform. Measure 8 acquired a 5.86% stake in High Tech Holdings, Inc. (“High Tech Holdings”), the parent holding company of Leaf Trade and Sweed, and received a seat on the board of directors of High Tech Holdings.
(6)Platform fees for Fyllo. Mitchell Kahn, a Board member, is also on Fyllo’s board of directors.
(7)Baldwin Holdings, LLC (“Baldwin Holdings”), in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest, holds $10 million of the Company’s Senior Secured Notes - 2026; and therefore, a portion of interest expense recognized by the Company under the Senior Secured Notes - 2026 is attributable to Baldwin Holdings. The Senior Secured Notes – 2026 contain certain repayment and interest components that represent on-going contractual commitments.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 27 — Fair value measurements and financial risk management
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of the fair value hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
The Company’s financial instruments consist of cash, cash equivalents, restricted cash, notes receivable, equity investments, accounts payable, accrued expenses, long-term debt, contingent and deferred consideration liabilities and a redeemable non-controlling interest contingency.
The fair values of cash, restricted cash, cash equivalents, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying values of the Company’s contingent consideration liabilities approximate fair value as they are measured at fair value on a recurring basis. The carrying values of the Company’s deferred consideration liabilities, which are initially recorded at fair value on the acquisition date, approximate fair value, as these liabilities accrete in value each reporting period until payment is due. The carrying value of the Company’s redeemable non-controlling interest (“Redeemable NCI”) approximates fair value. The carrying value of the Company’s Redeemable NCI is impacted by both the share of comprehensive income (loss) attributable to the Company’s non-controlling interest holder as well as the recurring remeasurement of the estimated redemption value of the Redeemable NCI.
The carrying value and fair value of the Company’s Notes payable was $557.4 million and $543.3 million, respectively, as of September 30, 2024. The carrying value and fair value of the Company’s Notes payable was $587.8 million and $530.9 million, respectively, as of December 31, 2023.
Non-recurring fair value measurements
The Company’s assets measured at fair value on a nonrecurring basis include its long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. Fair value measurements of these assets are derived using inputs that are not based on observable market data and are classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 12 — Intangible assets, net and Goodwill for further details.
Recurring fair value measurements
The Company’s assets measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. Fair value measurements of these financial instruments are derived using inputs that are not based on observable market data and are, therefore, classified within Level 3 of the fair value hierarchy.

	Fair value measurements as of September 30, 2024 using:
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,546	$1,546
Contingent consideration liabilities	—	—	9,398	9,398
	$—	$—	$10,944	$10,944

	Fair value measurements as of December 31, 2023 using:
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$2,477	$2,477
Contingent consideration liabilities	—	—	16,625	16,625
	$—	$—	$19,102	$19,102

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Level 3
The fair value of the Company’s Contingent consideration liabilities as of September 30, 2024 and December 31, 2023 were measured using the following Level 3 inputs:
•EMMAC: The present value of the Company’s contingent consideration liability related to the Company’s acquisition of EMMAC utilized a discount rate of 11.7% as of September 30, 2024 and 13.1% as of December 31, 2023.
•Four20: The present value of the Company’s contingent consideration liability related to the second tranche of shares due September 2024 utilized a discount rate of 13.5% as of December 31, 2023.
•NGC: The present value of the Company’s contingent consideration liability related to its acquisition of NGC utilized a discount rate of 12.5% as of September 30, 2024.
There were no transfers between fair value levels during the three and nine months ended September 30, 2024 and 2023.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential financial loss to the Company, if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s accounts receivable and notes receivable. The maximum credit exposure as of September 30, 2024 and December 31, 2023 equates to the carrying amount of cash, cash equivalents, restricted cash, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers, as 78% and 82%, of the Company’s Total revenues, net for the nine months ended September 30, 2024 and 2023, respectively, were derived from the Company’s retail dispensaries. All of the Company’s cash, cash equivalents and restricted cash are placed with major U.S. financial institutions, and accounts at each institution are insured by the FDIC up to $250,000. The Company’s cash balances in certain bank deposit accounts, at times, may exceed federally insured limits.
The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. Pursuant to ASC 310, Receivables, the Company recognizes its accounts receivable, net of an allowance for credit losses, on the Condensed Interim Consolidated Balance Sheets (Unaudited), in order to present its accounts receivable at the expected realizable value. The Company’s allowance for credit losses is reviewed by management each reporting period, and adjustments are made, if necessary, based on the Company’s historical experience and management’s assessment of the current economic environment. The Company has not adopted standardized credit policies and assesses credit on a customer-by-customer basis in an effort to minimize associated risks.
The Company’s aging of trade receivables as of September 30, 2024 and December 31, 2023 is as follows:

	September 30, 2024	December 31, 2023
0 to 90 days	$55,465	$47,633
91 to 180 days	8,471	6,925
181 days +	3,679	1,102
Accounts receivable, net of allowance for credit losses	$67,615	$55,660
Liquidity risk
Liquidity risk is the risk that the Company will not have sufficient liquidity to settle its financial obligations and liabilities when due. The Company manages liquidity risk through the management of its capital structure.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company, under which $460 million and $475 million aggregate principal amount remained

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
outstanding as of September 30, 2024 and December 31, 2023, respectively. See Note 15 — Notes payable – Senior Secured Notes - 2026. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position.
In connection with the Bloom acquisition, the Company issued three sets of Bloom Notes for aggregate gross proceeds of $160 million. As of September 30, 2024 and December 31, 2023, $79.7 million and $107.5 million of aggregate principal amount remained outstanding, respectively. See Note 15 — Notes payable – Bloom Notes for further details. If the Company commits an Event of Default, as defined in the agreements governing the Bloom Notes, the sellers of Bloom may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateralized assets pledged under the Bloom Notes. An Event of Default could have a material adverse impact on the Company’s financial position.
In addition to the commitments outlined in Note 25 — Commitments and contingencies, the Company had the following financial obligations as of September 30, 2024 and December 31, 2023:

	Note	< 1 Year	1 to 3 Years	Total
As of September 30, 2024:
Accounts payable		$89,751	$—	$89,751
Accrued expenses	14	115,612	—	115,612
Income tax payable		10,742	—	10,742
Lease liabilities, finance	11	10,709	153,906	164,615
Lease liabilities, operating	11	16,890	108,705	125,595
Notes payable	15,26	95,946	461,480	557,426
Liabilities held for sale	5	1,067	—	1,067
Other current liabilities		3,362	—	3,362
Contingent consideration liability	4	5,713	3,685	9,398
Deferred consideration liability	4	22,641	23,746	46,387
Deferred tax liability		—	276,217	276,217
Uncertain tax position		—	378,193	378,193
Other long-term liability		—	1,096	1,096
		$372,433	$1,407,028	$1,779,461

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Note	< 1 Year	1 to 3 Years	Total
As of December 31, 2023:
Accounts payable		$79,319	$—	$79,319
Accrued expenses	14	101,311	—	101,311
Income tax payable		198,056	—	198,056
Lease liabilities, finance	11	9,428	159,961	169,389
Lease liabilities, operating	11	15,993	110,398	126,391
Notes payable	15,26	39,478	548,289	587,767
Liabilities held for sale	5	9,173	—	9,173
Other current liabilities		1,256	—	1,256
Contingent consideration liability	4	11,901	4,724	16,625
Deferred consideration liability	4	22,342	21,310	43,652
Deferred tax liability		—	297,185	297,185
Uncertain tax position		—	79,142	79,142
Other long-term liability		—	1,346	1,346
		$488,257	$1,222,355	$1,710,612
Currency risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of September 30, 2024 and 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash, cash equivalents and restricted cash bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect its results of operations.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Geography risk
The geographic concentration of the Company’s various operations in the U.S. could present risks if the performance of domestic cannabis markets and/or macroeconomic performance falls below expectations. Factors that may adversely affect domestic cannabis markets and the macroeconomic environments include, among others, the following:
•the economic climate, which may be adversely impacted by a reduction in jobs or income levels, industry slowdowns, changing demographics and other factors;
•local conditions, such as oversupply of, or reduced demand for, cannabis products;
•regulatory restrictions or local laws, which could prevent the Company from maintaining pricing or increases in operating costs, or the inability or unwillingness of customers to pay current prices or price increases;
•concentration of and competition from other cannabis cultivators, manufacturers and distributors with a domestic presence;
•economic conditions that could cause an increase in the Company’s operating expenses, including increases in taxes, utilities and routine maintenance; and
•regional specific acts of nature (e.g., earthquakes, fires, floods, etc.).
Refer to Note 22 — Revenue disaggregation and Note 24 — Segment reporting for disaggregation of certain selected financial information by the Company’s reportable segments: Domestic and International.
Capital management
The Company’s primary objective when managing capital is to continually provide returns to its shareholders and benefits to its other stakeholders. To achieve this objective, the Company implemented processes designed to ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and to maintain adequate levels of funding to support the Company’s ongoing operations and development.
The capital structure of the Company consists of shareholders’ equity and debt, net of cash, cash equivalents and restricted cash. The Company manages and makes adjustments to its capital structure, based on changes in the economic conditions of the jurisdictions in which the Company operates and on the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.
Note 28 — Variable interest entities
For further details on the variable interest entities consolidated within the Consolidated Financial Statements, see Note 1 — Operations of the Company, Note 2 — Basis of presentation and consolidation and Note 3 — Significant accounting policies. Because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the assets of the Company’s variable interest entities can typically be used only to settle obligations of the variable interest entities, except for certain grandfathered obligations. In addition, the creditors of Curaleaf, Inc. do not have recourse to the general credit of the Company.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents summarized financial information about the Company’s variable interest entities as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Condensed Interim Consolidated Balance Sheets (Unaudited) (1)
Current assets	$356,325	$356,037
Non-current assets	2,349,701	2,371,221
Current liabilities	409,298	924,456
Non-current liabilities	1,474,393	914,807
Equity attributable to Curaleaf Holdings, Inc.	650,820	711,380

(1)NCI is excluded above, thus total assets do not equal total liabilities plus equity.
The following table presents summarized financial information about the Company’s variable interest entities for the three and nine months ended September 30, 2024:

	Three months ended September 30,
	2024	2023
Included in Condensed Interim Consolidated Statements of Operations (Unaudited):
Revenues, net	$300,452	$309,435
Net income (loss) attributable to Curaleaf Holdings, Inc.	(72,757)	(78,988)

	Nine months ended September 30,
	2024	2023
Included in Condensed Interim Consolidated Statements of Operations (Unaudited):
Revenues, net	$935,562	$956,134
Net income (loss) attributable to Curaleaf Holdings, Inc.	(126,556)	(191,949)
Note 29 — Subsequent events
Tryke Settlement and Second Anniversary Payment
On October 4, 2024, the Company entered into a settlement agreement with the sellers of Tryke Companies (dba Reef Dispensaries) (“Tryke”). As a result of this settlement, the Company received a $3.8 million post-closing purchase price adjustments, which (1) reduced the Company’s second anniversary payment to Tryke, due in October 2024, from $25.0 million to $21.2 million and (2) amended payment terms for the deferred consideration outstanding as of September 30, 2024. On October 9, 2024, the Company paid a lump sum of $9.3 million in cash, in accordance with the terms of the settlement agreement. Separately, on October 9, 2024, pursuant to the terms of the purchase agreement, the Company issued 5,666,667 SVS to the sellers of Tryke, in connection with the second anniversary of the Tryke acquisition.
Phytoscience Sale
In November 2023, the Company signed a definitive agreement to sell 100% of the outstanding capital stock of Phytoscience to Zenbarn for cash consideration of $2.8 million, subject to working capital adjustments. In October 2024, the Company and Zenbarn signed an amendment to the definitive agreement, in which the purchase price was reduced to cash consideration of $2.5 million. The sale was consummated in November 2024.

Regional Commercial Bank Loan

On November 6, 2024, the Company entered into a loan agreement with a major commercial regional bank, establishing a revolving line of credit for up to $40.0 million (the “Loan”). The Loan bears interest rate of 7.99% and carries a 2.0% commitment fee due at closing. The Loan is secured by senior mortgages and guarantees involving the Company’s U.S.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
subsidiaries and a parent guaranty limited to the Company’s U.S. assets. The Loan may be utilized for various corporate purposes, including working capital and operational expenses, as defined by the agreement. The Loan is set to mature on December 15, 2026, with an option to extend to December 15, 2028, subject to meeting certain conditions specified in the agreement.

Exhibit 99.3
CURALEAF HOLDINGS, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three and Nine Months Ended
September 30, 2024 and 2023
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. (the “Company” or “Curaleaf”) is for the three and nine months ended September 30, 2024 and 2023. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three and nine months ended September 30, 2024 and 2023 (collectively, the “Consolidated Financial Statements”). For the purposes of this MD&A, the terms “Company” and “Curaleaf” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it, directly or indirectly, holds a controlling financial interest. Additional public disclosure documents and information pertaining to the Company, including the annual information form for the year ended December 31, 2023 (the “Annual Information Form” or the “AIF”), are available through the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators, Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”) and Regulation S-K 229.303 – Management’s discussion and analysis of financial condition and results of operations as issued by the United States (“U.S.”) Securities and Exchange Commission (“SEC”).
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and securities laws of the U.S. (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements, in future filings with applicable Canadian regulatory authorities and/or the SEC, in press releases or in presentations by representatives of the Company, that are not statements of historical fact, and which may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that licenses applied for will be obtained; potential future legalization of adult use and/or medical cannabis under U.S. federal law; expectations of market size and growth; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the Toronto Stock Exchange (the “TSX”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and current expectations at that time. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the U.S. Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX Listing (as defined herein); risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (the “FDA”); the fact that cannabis may be subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX Listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks, including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; dependence on suppliers and service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares (“SVS”) on the TSX; the Company’s reliance on senior management and key personnel and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; results of future clinical research; reliance on inputs; risks related to limited market data and inherent limitations in forecasting; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the Senior Secured Notes – 2026 (as defined herein); concentrated voting control; risks related to the sale of a substantial amount of the Company’s SVS; risks associated with securities or industry analysts not publishing, ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for SVS for holders of the Company’s securities who live in the U.S.; shareholders having little or no rights to participate in the Company’s business affairs; the volatility of the market price for the SVS; liquidity risks associated with an investment in the SVS; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under the heading “Risk Factors” in the AIF and the other risk factors described herein.
The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance, may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical and adult use, the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company. The Company prepares these estimates using reasonable data from publicly available governmental sources, market research and industry analysis as well as assumptions that the Company believes to be reasonable based on data and knowledge of the cannabis industry. Although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any misstatements regarding any government or industry data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, and undue reliance should not be placed on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.
Overview of the Company
The Company is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Find, JAMS, Grassroots and Select, provide industry-leading services, product selection and accessibility across the medical and adult use markets in the U.S., and its principal business address is in Stamford, Connecticut. As of September 30, 2024, in the U.S., the Company had consolidated operations in 17 states and operated 150 dispensaries, 19 cultivation sites and 20 processing sites, through which the Company sells cannabis through wholesale channels. The Company places a premium on highly populated, limited license states, including Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts,

Nevada, New York, New Jersey, North Dakota, Ohio and Pennsylvania. Internationally, the Company has a fully integrated cannabis business with licensed cultivation in Portugal and Canada, four pharma grade cannabis processing and manufacturing facilities in Germany, Spain, Canada and the United Kingdom (“U.K.”) and licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England and Scotland, enabling the retail supply of medical cannabis directly to patients. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden and Norway.
The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult use customers through brand strategies intended to build trust and loyalty.
The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services, while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.
The Company is operated by an executive team comprised of seasoned professionals with significant experience in the cannabis industry and in scaling for growth. The Company’s executive team bring a wealth of knowledge in market dynamics, operational efficiencies and regulatory compliance, that contribute to the Company’s growth and success across all key facets of the legal cannabis industry in the U.S. and internationally, including cultivation, processing, distribution and retail. Leveraging this extensive experience, the Company has strategically positioned itself for growth through a series of well-planned acquisitions, through which, the Company has expanded its market presence and geographic footprint, diversified its product offerings and strengthened its supply chain in the U.S. and internationally. Looking ahead, the Company remains committed to its growth trajectory and monitors the market continuously for potential acquisition targets that can offer strategic value, whether through new technologies, innovative products or expanded market access.
On December 30, 2022, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and on January 3, 2023, filed the Base Shelf Prospectus on a Form F-10 registration statement, (File No 333-269109) (the “Registration Statement”), with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1.0 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement to be filed with the applicable Canadian securities regulatory authorities and/or the SEC.
Prior to December 14, 2023, the Company’s subordinate voting shares (“SVS”) were listed on the Canadian Securities Exchange (“CSE”) under the symbol “CURA” and quoted on the OTCQX ® Best Market under the symbol “CURLF”. On December 14, 2023, the Company’s SVS were listed and commenced trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” (the “TSX Listing”) and the Company's SVS were delisted from the CSE at the close of markets on December 13, 2023.
Company Performance and Objectives
The Company is currently active in numerous cannabis programs, including the manufacture and distribution of hemp-derived THC products, across the U.S. and internationally. In the U.S., 47 states and the District of Columbia have legalized some form of cannabis use, including low dose THC/CBD medical programs, for patients with certain qualifying conditions. In most of these medical states, a regulatory framework is in place whereby patients can receive a recommendation from a certified physician to purchase medical cannabis in approved dispensaries. In the U.S., 24 states, three territories and the District of Columbia have legalized cannabis for adult use. In many of these adult use states, customers can purchase cannabis from approved dispensaries by providing identification proving the customer is 21 years of age or older. In the European countries in which the Company operates, except Germany as of April 1, 2024, only medical cannabis sales are allowed. Internationally, cannabis products can be sold between jurisdictions.

Key to the Company’s strategic goal of achieving strong margins through building strong brands and brand recognition is achieving “vertical integration” in each cannabis program in which it operates. Vertical integration means controlling the entire supply chain: from cultivating cannabis to processing the cannabis into oils and other formulated products and, ultimately, to selling the end-product to patients and/or customers.
The Company plans to continue to support the growth of its consolidated U.S. operations via expansion in three dimensions: (1) the acquisition of licenses in limited-license markets, (2) an accretive presence in current markets and (3) the optimization of exposure in mass markets. The Company’s growth plans are subject in each case to the applicable requirements of the TSX.
The Company also plans to continue investing internationally to best position itself to benefit from the potential legalization of adult use across Europe. Effective April 1, 2024, the possession of cannabis for personal consumption is no longer illegal in Germany. In contemplation of Germany’s legalization of adult use cannabis and in anticipation of other countries following suit, the Company completed two strategic acquisitions aimed at expanding the Company’s international operations and equipping the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP1 flower supply. Curaleaf International continues to invest strategically in its cultivation and manufacturing facilities in order to support growing volumes in the European and Australasian markets and to reduce unit costs in order to ensure products can continue to compete profitably internationally.
Limited-License Markets. The majority of the markets in which the Company currently operates have formal regulations limiting the number of cannabis licenses that are awarded, thus forming high barriers to entry, limited market participants and protected market share in limited-license states. Curaleaf intends to apply for new licenses or acquire businesses within certain limited-license markets in which the Company does not currently operate.
Increasing Presence in Current Markets. The Company plans to grow within its current markets by pursuing opportunities for vertical integration, acquiring additional dispensary licenses and/or entering into production and marketing relationships to further build its brand and expand its distributional footprint. The Company intends to apply for new licenses in jurisdictions deemed favorable, as determined by each jurisdiction and as applicable.
Optimizing Exposure in Mass Markets. The Company has established itself as a market leader in the U.S. and has become a dominant player due to its competitive pricing, experienced executive team, strong capitalization and strong brand goodwill. In mass markets, which exhibit a free market dynamic typical of other industries and may be pressured by certain aspects beyond the Company’s control (e.g., unfavorable business and/or regulatory environment and/or lack of enforcement against the respective illicit markets), the Company’s strategy for optimizing its exposure includes rationalizing its operations down to an asset-light structure and maintaining brand presence through licensing agreements.
International Expansion. The Company believes it is, currently, the largest vertically integrated operator in the cannabis markets of Europe, with leading market share and the broadest overall footprint. The Company will continue to invest in vertical integration across Europe, in the form of licenses, production facilities, medical clinics, branding and product diversity, so as to best position itself to benefit from the potential legalization of adult use across Europe
Such acquisitive and organic growth, both in the U.S. and internationally, will likely increase the Company’s acquisition-related costs as well as its marketing and selling expenses, which the Company anticipates will be offset by the resulting operating efficiencies and economies of scale.
Operating Segments
The Company determines its operating segments according to how the business activities are managed and evaluated by the Company’s chief operating decision maker (“CODM”).
In October 2023, the Company announced the decision to adopt a decentralized operating model, structured to enhance the partnerships between the Company’s regional teams and the Company’s shared service teams. The restructure did not change the Company’s operating segments: (i) Domestic operations and (ii) International operations. These two operating/reportable segments reflect the manner in which the Company’s operations are managed, how the CODM allocates resources and evaluates performance and how the Company’s internal management of financial reporting is structured.
1 EU-GMP stands for European Union Good Manufacturing Practices.

Domestic Operations
As of September 30, 2024, the Company through its controlling interest in Curaleaf, Inc. derives the majority of its revenues from operations in the U.S. For the three and nine months ended September 30, 2024, over 91% and 93% of the Company’s consolidated Total revenues, net were generated in the U.S. The Company’s U.S. operations are based in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah. The Company has also partnered with an accredited medical school in the U.S. and obtained a “clinical registrant” license in Pennsylvania.
On January 17, 2024, Curaleaf DH, Inc., an entity in which the Company has an indirect controlling financial interest, acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. via forgiveness of a $7.0 million promissory note plus interest and cash consideration of $1.7 million. For further details, see the section of this MD&A titled “Research and Development.”
On April 6, 2023 the Company completed the acquisition of Deseret Wellness (“Deseret”), the largest cannabis retail operator in Utah, with consideration consisting of cash and stock. The Deseret acquisition included three retail dispensaries located in the cities of Park City, Provo and Payson. The Deseret acquisition immediately strengthened the Company’s retail footprint in Utah, providing the state's medical patients with a wide variety of quality products including cannabis flower, vape cartridges, edibles and concentrates.
For further details on the Company’s operations in the U.S., see the section of this MD&A titled Regulatory Environment: Issuers With U.S. Cannabis-Related Operations – The U.S. States the Company Operates In, Their Legal Framework and How It Affects the Company’s Business.
International Operations
As of September 30, 2024, the Company’s primary international operations are based in the U.K., Canada, Germany, Poland, Portugal, Spain and Switzerland. The Company derives its retail cannabis revenues in the U.K., where it holds a pharmacy license that enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In other countries in Europe (as well as also in the U.K.), including Germany, Italy, Poland, Czech Republic, Switzerland, Sweden, Norway as well as Australia and New Zealand, the Company supplies cannabis on a wholesale basis to pharmacies and/or other local distributors.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of Northern Green Canada, Inc. (“NGC”) for total consideration of approximately $23.8 million, paid in cash and equity consideration. The acquisition also resulted in contingent consideration that is dependent on NGC’s future performance. NGC is a vertically integrated Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its EU-GMP certified product offering. The acquisition of NGC has equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower supply, which the Company considers essential to maintaining a leading position in Germany, Poland and the U.K. as well as supporting the Company’s expansion into new international markets
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A. (“Can4Med”) for total consideration of €1.5 million, which consisted of equal parts cash consideration and equity consideration. The transaction included deferred consideration based on Can4Med’s future performance. Can4Med is the first medical cannabis-specialized wholesaler in Poland, specializing in acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Can4Med. increased the Company’s international footprint.
On July 5, 2023, Curaleaf Portugal, LDA, a subsidiary of International Holdings, acquired the assets, including all equipment and lease rights, of Clever Leaves’ EU-GMP certified cannabis processing and warehousing facility in Setubal, Portugal. The Clever Leaves acquisition strategically positioned the Company to expand its cultivation capacity at Curaleaf Portugal to meet the expected growth across Europe, especially within the Company’s core markets: Germany and the U.K.
Refer to the heading “Risk Factors – General Business Risks – Expansion into Foreign Jurisdictions” of the Company’s AIF for more information on the risks to which the Company’s international operations are subjected.

Principal Products and Services
The Company and its affiliates operate in highly regulated markets that require expertise in cultivation, manufacturing, retail operations and logistics. The Company leverages its internal research and development capabilities to assist its licensed entities in manufacturing cannabis products in multiple formats with high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company cultivates, processes, markets and/or dispenses a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing, such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing, mints and lozenges, topical balms and lotions, tinctures, capsules, edibles and beverages.
In most of the U.S. and European markets in which the Company operates, its licensed entities are vertically-integrated, meaning the Company manages the entire cannabis product lifecycle, from seed to sale: cultivating cannabis flower, processing the flower into manufactured products and selling the product to registered medical patients and/or adult consumers in jurisdictions where adult use is legalized. The Company’s products are sold under its brands, including Curaleaf, Find, JAMS, Grassroots and Select. The Company remains focused on developing a trusted global brand.
The Company believes that it has developed the in-house resources to ensure its licensed entities maintain best practices in cannabis cultivation, processing and dispensing, and the Company is dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its licensed entities maintain low overall production costs and adaptability in product mix to ensure timely response to the rapidly evolving cannabis markets. The Company intends to use its footprint to leverage know-how and technology throughout its operations.
•Cultivation: The Company’s U.S. cultivation facilities have 174 unique cultivars in the production phase that have been tested and characterized for yield, cannabinoid content along with certain other properties. The Company cultivates cannabis using a variety of methods, including greenhouse, outdoor, indoor and two-tier indoor cultivation. The Company’s international cultivation facilities have 16 unique cultivars in the production phase or final stages of research & development.
•Extraction and Purification: The Company’s extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification; thereby enabling timely response to trends in medical product formulation.
•Formulation and Quality Control: The Company’s processing facilities produce a wide spectrum of solid, liquid and inhaled products. By combining expert cultivation, manufacturing and analytical laboratory operations, the Company has developed a completely in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.
Research and Development
The Company’s research and development activities primarily focus on optimizing cannabis cultivation and manufacturing techniques, on developing new manufactured cannabis products and on understanding the medical benefits of cannabis.
The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot and per plant. This allows the Company’s cultivators to gain insights on optimal cultivation methods by adjusting certain variables, such as strain variety and plant spacing. The Company’s cultivators also institute pest management techniques and document successes and failures, sharing this knowledge across its cultivation operations. The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company’s research and development activities operate on an on-going basis, as the Company continually seeks to improve current methods for its licensed businesses.
The Company’s acquisition of Dark Heart Nursery (“Dark Heart”), in the first quarter of 2024, was a pivotal step towards advancing the Company’s research and development endeavors within the cannabis industry and accentuating the Company’s commitment to excellence and innovation in the cannabis industry. With access to Dark Heart's exclusive cannabis strains and know-how, the Company is positioned to deepen its understanding of cultivation techniques and genetic properties as well as to use this knowledge to drive continuous improvement across the Company’s operations. The Company anticipates the strategic acquisition of Dark Heart will enable the Company to refine its cultivation practices, optimize yield efficiency and explore new avenues for product innovation.

Internationally, the Company continues to develop its clinical research program. In 2021, the Company established the first bench-to-bedside medicinal cannabis research and drug development pipeline, with basic science and clinical research collaborations across leading universities, such as Imperial College and The Institute for Cancer Research. As of September 30, 2024, the Company has published 55 peer-reviewed research papers and 73 research conference presentations. In vitro experiments have been conducted via this bench-to-bedside medical research program, which resulted in the discovery of the mechanism of action of cannabinoids and terpenes in blocking pain signals and which have yielded the optimum ratios of cannabinoids and terpenes in pain treatment. These experiments have been published across four studies in the Journal of Pain Research and the International Journal of Molecular Sciences between 2021 and 2023.
The portfolio of preclinical research is supplemented by additional research collaborations to examine the effects of cannabinoids and other active cannabis-derived pharmaceutical ingredients on cancer, migraine and neuroprotection. In May 2024, in collaboration with researchers from Imperial College London, the Company published a peer-reviewed study, which examined the impact of cannabidiol on pancreatic cancer utilizing in vitro cell lines models. The Company also published a peer-reviewed study, in the Journal of Cannabis Research, that utilized a mouse model to study the impact of cannabidiol on pancreatic cancer, which in turn helped establish a novel mechanism by which cannabidiol causes pancreatic cell death in preclinical models.

In addition, the Company has further developed the pioneering U.K. Medical Cannabis Registry (the “U.K. Registry”), now the largest European real-world patient registry on medical cannabis prescribing. The U.K. Registry has published four analyses of the Company’s own branded and manufactured cannabis medicines for the treatment of chronic conditions in patients within the U.K., the most recent of which occurred in February 2024. The results of these analyses revealed positive findings in patients’ use of prescribed oils, dried flower and a combination of the Company’s products to treat generalized anxiety disorder, chronic pain, fibromyalgia, headache disorders and attention-deficit/hyperactivity disorder (“ADHD”). The results of the four analyses have been presented at international scientific conferences and published in peer reviewed journals, the most recent. Two subsequent evaluations of the Company’s medical cannabis products in chronic pain and fibromyalgia have also been completed; the results of which were presented at the International Cannabinoid Research Society’s annual conference in Toronto in June 2023 and submitted for peer-reviewed publication. In addition, the Company has published 17 further peer-reviewed research articles that demonstrate the value patients place in the Company’s own research performed using the U.K. Registry and provide commentary from subject matter experts on the use of medical cannabis for the treatment of neurological disorders, inflammatory bowel disease, depression and ADHD

As of September 30, 2024, 27 research publications have arisen from the U.K. Registry, covering chronic pain, anxiety, insomnia, fibromyalgia, autism spectrum disorder, ADHD, PTSD, depression, inflammatory bowel disease, headache disorders, multiple sclerosis, arthritis and childhood epilepsy. This collective research has received five awards to date from the Japanese Society of Neuropsychopharmacology and the journal ‘Neuropsychopharmacology Reports’. The Company has published leading opinion pieces on the status of medical cannabis research and has conducted fundamental research on the perceived stigma of medical cannabis patients in the U.K. and the prevalence of illicit cannabis use for health reasons. The Company considers such research to be strategically important in the future education of patients, public and healthcare professionals.

During the nine months ended September 30, 2024, the Company published 11 research papers in the U.K., with an additional two research papers accepted for publication in the near future. As of September 30, 2024, the Company has submitted seven studies for peer review, with the majority of these studies expected to be published during 2024 or the first half of 2025.
Production and Sales
As of September 30, 2024, the Company had 19 cultivation facilities in the U.S. totaling approximately 1.3 million square feet as well as 20 U.S. processing facilities. Each new manufacturing site is built to ISO2 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care.
Internationally, the Company has cultivation facilities in Canada and Portugal. NGC has indoor cultivation rooms totaling approximately 16,000 square feet, and Curaleaf Portugal has a total cultivation area of approximately 270,000 square feet
2 ISO stands for International Organization for Standardization.

across eight greenhouses. The cultivation facilities in Canada and Portugal, both have EU-GMP post-harvest processing and manufacturing facilities. In addition, the Company has pharma-grade cannabis processing and manufacturing facilities certified to EU-GMP standards in Germany, Spain and the U.K.
The Company’s primary method of sales in the U.S. currently occurs through its state-licensed dispensaries. Most of the Company’s state-licensed dispensaries offer customers the option to order online to pick-up in store. In Nevada, Utah and Florida, the Company offers drive-thru service at select dispensaries. Furthermore, in certain states, the Company’s dispensaries offer home delivery services, in compliance in all material respects with applicable state regulations.
In Europe, the primary method of sales occurs through licensed distribution of cannabis in Germany, Poland, Canada, Switzerland and the U.K. In the U.K., the Company also holds a pharmacy license and operates medical cannabis clinics in England and Scotland, enabling the retail supply of medical cannabis directly to patients. Finally, the Company supplies cannabis on a wholesale basis to Australia, New Zealand, U.K. and across Europe, including Germany, Italy and Poland.
The Company aims to expand its dispensary e-commerce operations and delivery operations, where permitted, to offer convenient access to its customers and meet the demands of an evolving retail landscape.
Intellectual Property
The Company has spent considerable time and resources to establish premium and recognizable brands amongst consumers and retailers in the cannabis industry. The Company has developed multiple proprietary product formats, technologies and processes to ensure the high quality of licensees’ premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations, cannabis delivery systems and cannabis monitoring systems. With regards to non-patented processes and materials, the Company ensures confidentiality through the use of non-disclosure and confidentiality agreements.
As of September 30, 2024, the Company has one federally registered patent with the United States Patent and Trademark Office (“USPTO”), one allowed patent, and one pending patent application, several trademarks registered with the USPTO and multiple trademarks that are pending approval with the USPTO. All federal registered trademarks in the U.S. are subject to renewal 10 years from the date of registration. As of September 30, 2024, Curaleaf had 71 state trademark registrations and a significant number of trademarks registered and pending in various international jurisdictions. The Company is actively pursuing the filing of additional trademarks with the USPTO as well as other U.S. state and international jurisdictions.
In addition to its patent and trademarks, the Company owned, as of September 30, 2024, numerous website domains, including www.curaleaf.com and www.thehempcompany.com, as well as numerous accounts across all major social media platforms.
The Company maintains an in-house legal team and engages outside legal counsel to actively monitor and identify potential infringements on its intellectual property.
Competitive Conditions
The cannabis industry is highly competitive. The Company competes on quality, price, brand recognition and distribution strength. The Company’s cannabis products compete with other products for consumer purchases, as well as for shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion-dollar market capitalized multi-state operators. Certain markets have a thriving black market with competition from illegal operators that is not limited to the retail market segment itself. The Company maintains an operational footprint in U.S. states with high barriers to entry and limited market participants, as a result of the limited availability of state licenses and/or local permitting as well as stringent operating requirements. The Company, through International Holdings, also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate.
As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized and believes that the level of expertise and significant capital investment required to operate its large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, the Company will face competition from other companies, some of which may have longer operating histories and more financial reserves, resources and/or experience than the Company.
For additional details on the competition faced by the Company, refer to the “Risk Factors” section of the AIF. For additional details on the U.S. regulatory environment and the U.S. states in which the Company operates, refer to the – “Regulatory Environment: Issuers With U.S. Cannabis-Related Operations” section of the AIF, as updated in this MD&A. The Company, through its international subsidiaries, also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate. Refer to the “Risk Factors –General Business Risks – Expansion into Foreign Jurisdictions” section of the AIF.
Components of Our Results of Operations
U.S. Operations
Revenue
Retail and wholesale revenue
The Company derives its domestic retail and wholesale revenues from U.S. states in which it is licensed to cultivate, process, distribute and sell cannabis and other hemp-derived products. The Company sells directly to customers at its retail dispensaries and sells wholesale to third-party dispensaries or processors.
Internationally, the Company derives retail revenues in the U.K., where it holds a pharmacy license that enables it to fulfill cannabis prescriptions directly to the patient through its online pharmacy. The Company also supplies cannabis on a wholesale basis to pharmacies and other distributors based in Australia, New Zealand, Canada and across Europe, including Germany, Italy and Poland. All products that are supplied to Italy are sold to wholesalers who import the Company’s products. Non-cannabis revenues are all derived from wholesale operations in Germany, Spain and the U.K.
For most of its locations, the Company offers a loyalty reward program to its retail dispensary customers that allows customers who enroll in the program to earn reward points at point of sale for use on future purchases.
Management fee income
Management fee income is comprised primarily of revenue earned through management services agreements (“MSAs”) pursuant to which the Company provides professional services, including cultivation, processing and retail know-how, back-office administration, intellectual property licensing, real estate leasing services and lending facilities to medical and adult use cannabis licensees. In addition, management fee income includes royalty fees earned on third-party use of certain of the Company’s licenses, as well as logistics service fees and consultation fees earned in the Company’s international operations.
Cost of goods sold
Cost of goods sold is derived from retail purchases made by the Company from its third-party licensed producers and from costs related to the Company’s internal cultivation and production of cannabis.
Gross profit
Gross profit is revenue less cost of goods sold. Due to the Company’s strategic decision to build operations ahead of current capacity needs, in contemplation of its growth and market expansion plans, the Company does not utilize all of its available capacity.

Operating expenses
Selling, general and administrative includes Salaries and benefits that have not been allocated to Cost of goods sold as well as corporate labor expenses. Also included is Sales and marketing, which includes branding, marketing and product development expenses. The Company expects personnel and selling costs to increase proportionally with each store opening and/or international expansion.
Professional fees consist of accounting, legal and acquisition related expenses, which fluctuate as the Company continues to grow acquisitively and enters into complex transactions. Other general and administrative consist of expenses for travel, general office supplies, monthly services, facilities and occupancy, insurance, director fees and new business development. The Company expects these operating expenses to level off as operations are scaled in each market.
Other Income (Expense)
Interest income
The Company has notes receivable with various parties and restricted cash equivalents that earned interest income.
Interest expense
Interest expense, which includes interest related to lease liabilities, financial obligations, and deferred consideration, consists of the following components: interest on the Company’s outstanding borrowings under various promissory note agreements, amortization of debt discounts and deferred financing costs, interest accreted on outstanding lease and sale-leaseback arrangements and interest accrued on deferred consideration.
Other income (expense), net
Other income (expense), net primarily consists of gains (losses) related to fair value remeasurements and/or mark-to-market revaluation of investments and marketable securities held by the Company, gains (losses) recognized on the disposal of assets and liabilities and gains (losses) recognized upon the extinguishment of debt.
Provision for income taxes
The Company’s Provision for income taxes is comprised of current and deferred taxes. Current taxes are recognized on taxable income (loss) for the fiscal period, as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period. Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, with certain exceptions. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If the Company determines, based on available evidence, that it is more likely than not that all or a portion of a deferred tax asset will not be realized, a valuation allowance is established to reduce the deferred tax asset by the amount expected to be unrealizable. Management reassesses the need for a valuation allowance at the end of each fiscal quarter and takes into consideration, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and the duration of statutory carryforwards.
As of June 30, 2024, the Company has adopted a new federal and state income tax position, supported by legal interpretations, asserting that the restrictions of Section 280E of the Internal Revenue Code (“Section 280E”) do not apply to the Company’s cannabis operations. In addition, the Company intends to file amended federal and state income tax returns with refund claims for several of the Company's business entities for tax year 2022. If the Company’s interpretation is upheld, the Company’s financial position could be significantly enhanced by the ability to deduct additional ordinary and necessary business expenses that are non-deductible under Section 280E.
While the Company believes its position is supported by sound legal reasoning, the cannabis industry remains in a complex regulatory environment. The U.S. federal illegality of cannabis poses unique challenges and uncertainties, including the potential for differing interpretations and enforcement actions. The Company is prepared to vigorously defend its tax position, if challenged, and will continue to monitor legal developments in this matter closely; however, the Company cannot be certain that it will prevail on this issue with the IRS. As a precautionary measure, if the Company were not to prevail, it has set aside reserves to mitigate the potential financial impact of such a determination. The Company believes it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, while its new federal and state income tax position is reviewed by the IRS.
For further details, see “The Company Is Likely To Be Audited By The IRS And The IRS Is Likely To Challenge The Non-Application of Section 280E To The Company’s U.S. Marijuana Operations.” within the Risk Factors section of this MD&A.
Selected Financial Information
The following tables set forth select unaudited condensed interim consolidated financial information and were derived from the Consolidated Financial Statements. The following financial information may not be indicative of the Company’s future performance.
The following table summarizes the Company’s Condensed Interim Consolidated Statements of Operations (Unaudited) for the three months ended September 30, 2024, September 30, 2023 and June 30, 2024:

				Variance
	Three Months Ended			September 30, 2024 vs. September 30, 2023		September 30, 2024 vs. June 30, 2024
	September 30, 2024	September 30, 2023	June 30, 2024	$	%	$	%
Revenues, net	$330,530	$333,172	$342,286	$(2,642)	(1)%	$(11,756)	(3)%
Cost of goods sold	170,014	183,120	181,821	(13,106)	(7)%	(11,807)	(6)%
Gross profit	160,516	150,052	160,465	10,464	7%	51	—%
Operating expenses	151,287	134,839	152,918	16,448	12%	(1,631)	(1)%
Other expense, net	(21,011)	(51,167)	(24,709)	30,156	(59)%	3,698	(15)%
Provision for income taxes	(32,566)	(31,860)	(31,391)	(706)	2%	(1,175)	4%
Net loss from continuing operations	(44,348)	(67,814)	(48,553)	23,466	(35)%	4,205	(9)%
Net income (loss) from discontinued operations	1,620	(25,915)	(1,277)	27,535	(106)%	2,897	(227)%
Net loss	(42,728)	(93,729)	(49,830)	51,001	(54)%	7,102	(14)%
Less: Net loss attributable to non-controlling interest	(2,032)	(1,382)	(945)	(650)	47%	(1,087)	115%
Net loss attributable to Curaleaf Holdings, Inc.	$(40,696)	$(92,347)	$(48,885)	$51,651	(56)%	$8,189	(17)%
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.07)	$(0.13)	$(0.06)	$0.06	(46)%	$(0.01)	17%

The following table summarizes the Company’s Condensed Interim Consolidated Statements of Operations (Unaudited) for the nine months ended September 30, 2024 and September 30, 2023:

			Variance
	Nine months ended September 30,		2024 vs. 2023
	2024	2023	$	%
Revenues, net	$1,011,748	$1,001,363	$10,385	1%
Cost of goods sold	529,863	543,106	(13,243)	(2)%
Gross profit	481,885	458,257	23,628	5%
Operating expenses	452,407	429,342	23,065	5%
Other expense, net	(69,876)	(92,655)	22,779	(25)%
Income tax expense	(104,046)	(114,540)	10,494	(9)%
Net loss from continuing operations	(144,444)	(178,280)	33,836	(19)%
Net income from discontinued operations	910	(46,410)	47,320	(102)%
Net loss	(143,534)	(224,690)	81,156	(36)%
Less: Net loss attributable to non-controlling interest	(5,674)	(6,721)	1,047	(16)%
Net loss attributable to Curaleaf Holdings, Inc.	$(137,860)	$(217,969)	$80,109	(37)%
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.20)	$(0.30)	$0.10	(33)%
The following tables summarize the Company’s revenue by segment for the three months ended September 30, 2024, September 30, 2023 and June 30, 2024:

				Variance
	Three Months Ended			September 30, 2024 vs. September 30, 2023		September 30, 2024 vs. June 30, 2024
	September 30, 2024	September 30, 2023	June 30, 2024	$	%	$	%
Domestic revenues, net:
Retail revenue	$243,253	$267,666	$255,198	$(24,413)	(9)%	$(11,945)	(5)%
Wholesale revenue	57,199	48,654	61,456	8,545	18%	(4,257)	(7)%
Management fee income	504	600	392	(96)	(16)%	112	29%
Total domestic revenues, net	$300,956	$316,920	$317,046	$(15,964)	(5)%	$(16,090)	(5)%

				Variance
	Three Months Ended			September 30, 2024 vs. September 30, 2023		September 30, 2024 vs. June 30, 2024
	September 30, 2024	September 30, 2023	June 30, 2024	$	%	$	%
International revenues, net:
Retail revenue	$9,997	$5,566	$8,845	$4,431	80%	$1,152	13%
Wholesale revenue	18,484	9,909	15,339	8,575	87%	3,145	21%
Management fee income	1,093	777	1,056	316	41%	37	4%
Total international revenues, net	$29,574	$16,252	$25,240	$13,322	82%	$4,334	17%

The following tables summarize the Company’s revenue by segment for the nine months ended September 30, 2024 and September 30, 2023:

			Variance
	Nine months ended September 30,		2024 vs. 2023
	2024	2023	$	%
Domestic revenues:
Retail revenue	$759,021	$805,628	$(46,607)	(6)%
Wholesale revenue	176,541	150,506	26,035	17%
Other	1,310	2,215	(905)	(41)%
Total domestic revenues	$936,872	$958,349	$(21,477)	(2)%

			Variance
	Nine months ended September 30,		2024 vs. 2023
	2024	2023	$	%
International revenues:
Retail revenue	$26,343	$14,430	$11,913	83%
Wholesale revenue	45,443	26,537	18,906	71%
Other	3,090	2,047	1,043	51%
Total international revenues	$74,876	$43,014	$31,862	74%
The following table summarizes total assets and long-term financial liabilities as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Total assets	$3,074,582	$3,096,576
Long-term liabilities	1,610,664	1,431,250
See “Results of Operations for the three and nine months ended September 30, 2024 and 2023” in this MD&A for further discussion of the key significant drivers of the Company’s financial performance during the three and nine months ended September 30, 2024 and 2023.
Key Developments During The Three Months Ended September 30, 2024
On July 8, 2024, the Company executed a second Change in Terms Agreement with East West Bank, increasing its line of credit to $12.0 million.
On August 6, 2024, the Company commenced adult use operations in Ohio, and its Newark dispensary opened for both adult use and medical patients. Additionally, adults over the age of 21 are able to purchase the Company’s cannabis products from third-party state-licensed dispensaries across Ohio.
Effective August 16, 2024, the Company’s Executive Chairman Boris Jordan became the Company’s Chairman and CEO. The Company’s former CEO Matt Darin will stay on as a special advisor for the remainder of 2024.
On September 3, 2024, the Company (as guarantor) entered into a second amendment to the loan agreement between Tangela Holdings Ltd (as lender) and NGC (as borrower), which modified the interest rate to 12% per annum and extended the maturity date to December 16, 2024.
On September 16, 2024, the Company issued 1,351,211 SVS to the sellers of Four20 to settle in full its obligation to issue a contingent amount of SVS upon the second anniversary of the Company’s acquisition of Four20 Pharma GmbH.

Key Developments Subsequent To September 30, 2024
Tryke Settlement and Second Anniversary Payment
On October 4, 2024, the Company entered into a settlement agreement with the sellers of Tryke Companies (dba Reef Dispensaries) (“Tryke”). As a result of this settlement, the Company received a $3.8 million post-closing purchase price adjustments, which (1) reduced the Company’s second anniversary payment to Tryke, due in October 2024, from $25.0 million to $21.2 million and (2) amended payment terms for the deferred consideration outstanding as of September 30, 2024. On October 9, 2024, the Company paid a lump sum of $9.3 million in cash, in accordance with the terms of the settlement agreement. Separately, on October 9, 2024, pursuant to the terms of the purchase agreement, the Company issued 5,666,667 SVS to the sellers of Tryke, in connection with the second anniversary of the Tryke acquisition.
Acres Assets
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.2 million, which consists of cash consideration of $1.0 million and the issuance by the Company of a secured note with a principal amount of $2.2 million. The sale closed on October 10, 2024.
Phytoscience Sale
In November 2023, the Company signed a definitive agreement to sell 100% of the outstanding capital stock of Phytoscience to Zenbarn for cash consideration of $2.8 million, subject to working capital adjustments. In October 2024, the Company and Zenbarn signed an amendment to the definitive agreement, in which the purchase price was reduced to cash consideration of $2.5 million. The sale was consummated in November 2024.
Regional Commercial Bank Loan

On November 6, 2024, the Company entered into a loan agreement with a major commercial regional bank, establishing a revolving line of credit for up to $40.0 million (the “Loan”). The Loan bears interest rate of 7.99% and carries a 2.0% commitment fee due at closing. The Loan is secured by senior mortgages and guarantees involving the Company’s U.S. subsidiaries and a parent guaranty limited to the Company’s U.S. assets. The Loan may be utilized for various corporate purposes, including working capital and operational expenses, as defined by the agreement. The Loan is set to mature on December 15, 2026, with an option to extend to December 15, 2028, subject to meeting certain conditions specified in the agreement.
Results of Operations – Consolidated
The following discussion summarizes the Company’s results of operations for the three and nine months ended September 30, 2024 and 2023:

Comparison of the three months ended September 30, 2024 to the three months ended June 30, 2024

			Variance
	Three Months Ended		September 30, 2024 vs. June 30, 2024
	September 30, 2024	June 30, 2024	$	%
Revenues, net:
Retail revenues	$253,250	$264,043	$(10,793)	(4)%
Wholesale revenues	75,683	76,795	(1,112)	(1)%
Management fee income	1,597	1,448	149	10%
Total revenues, net	330,530	342,286	(11,756)	(3)%
Cost of goods sold	170,014	181,821	(11,807)	(6)%
Gross profit	160,516	160,465	51	—%
Gross profit margin	49%	47%	2%	4%
Operating expenses	151,287	152,918	(1,631)	(1)%
Income from operations	9,229	7,547	1,682	22%
Total other expense, net	(21,011)	(24,709)	3,698	(15)%
Loss before provision for income taxes	(11,782)	(17,162)	5,380	(31)%
Provision for income taxes	(32,566)	(31,391)	(1,175)	4%
Net loss from continuing operations	(44,348)	(48,553)	4,205	(9)%
Net income (loss) from discontinued operations	1,620	(1,277)	2,897	(227)%
Net loss	(42,728)	(49,830)	7,102	(14)%
Less: Net loss attributable to non-controlling interest	(2,032)	(945)	(1,087)	115%
Net loss attributable to Curaleaf Holdings, Inc.	$(40,696)	$(48,885)	$8,189	(17)%
Revenues, net
Total revenues, net was $330.5 million for the three months ended September 30, 2024 compared to $342.3 million for the prior quarter, which represents a decrease of $11.8 million or 3% during the current quarter.
The Company’s sequential decline in Total revenues, net was primarily driven by the Company’s retail operations, as the Company executed on its strategic plan to prioritize gross profit over revenue, and was partially offset by growth in wholesale revenues. During the current quarter, the Company’s Retail revenues were negatively impacted by store closures related to weather events in the Florida market, extreme weather conditions in Arizona, which impacted customer traffic in retail locations, as well as increased store openings and pricing pressure in certain states. The negative impacts were partially offset by the commencement of adult use sales in Ohio and New York combined with the Company’s organic expansion of its retail footprint.
$16.1 million of the sequential decrease in the Company’s Total revenues, net was attributable to its Domestic operations during the current quarter and offset by the $4.3 million increase contributed by the Company’s International operations during the same period.
Cost of goods sold
Cost of goods sold for the three months ended September 30, 2024 was $170.0 million, a decrease of $11.8 million, or 6% compared to Cost of goods sold of $181.8 million for the prior quarter.
The primary factors contributing to the sequential decline in Cost of goods sold were the non-recurring, non-cash inventory adjustments recorded in the prior quarter as well as the decline in revenue.

Gross profit
Gross profit for the three months ended September 30, 2024 and for the prior quarter was $160.5 million, or 49% of Total revenues, net, and $160.5 million, or 47% of Total revenues, net, respectively.
The primary drivers of the change in Gross margin are correlated with those discussed above within Revenues, net and Cost of goods sold.
Total operating expenses
Refer to the corresponding sub-section on page 78.
Total other expense, net
Refer to the corresponding sub-section on pages 79 - 80.
Provision for income taxes
The Company recorded Provision for income taxes from continuing operations of $32.6 million for the three months ended September 30, 2024, an increase of $1.2 million or 4% compared to $31.4 million in the prior quarter.
The increase in the Company’s Provision for income taxes was primarily attributable to higher taxes in certain state jurisdictions.
Net loss from continuing operations
Net loss from continuing operations for the three months ended September 30, 2024 was $44.3 million, a decrease of $4.2 million, or 9%, compared to a Net loss from continuing operations of $48.6 million in the prior quarter. The decrease during the current quarter is the result of the aggregate net impact of the aforementioned factors discussed above.
Net income (loss) from discontinued operations
Net income from discontinued operations for the three months ended September 30, 2024 was $1.6 million, a decrease of $2.9 million, compared to Net loss from discontinued operations of $1.3 million in the prior quarter. As of September 30, 2024, the Company has deconsolidated and discontinued all operations classified as discontinued operations in 2023. For further details, see Note 6 — Discontinued operations of the Company’s accompanying Consolidated Financial Statements.

Comparison of the nine months ended September 30, 2024 and 2023

			Variance
	Nine months ended September 30,		2024 vs. 2023
	2024	2023	$	%
Revenues, net:
Retail revenues	$785,364	$820,057	$(34,693)	(4)%
Wholesale revenues	221,984	177,043	44,941	25%
Management fee income	4,400	4,263	137	3%
Total revenues, net	1,011,748	1,001,363	10,385	1%
Cost of goods sold	529,863	543,106	(13,243)	(2)%
Gross profit	481,885	458,257	23,628	5%
Gross profit margin	48%	46%	—	—%
Operating expenses	452,407	429,342	23,065	5%
Income from operations	29,478	28,915	563	2%
Total other expense, net	(69,876)	(92,655)	22,779	(25)%
Loss before provision for income taxes	(40,398)	(63,740)	23,342	(37)%
Provision for income taxes	(104,046)	(114,540)	10,494	(9)%
Net loss from continuing operations	(144,444)	(178,280)	33,836	(19)%
Net income (loss) from discontinued operations	910	(46,410)	47,320	(102)%
Net loss	(143,534)	(224,690)	81,156	(36)%
Less: Net loss attributable to non-controlling interest	(5,674)	(6,721)	1,047	(16)%
Net loss attributable to Curaleaf Holdings, Inc.	$(137,860)	$(217,969)	$80,109	(37)%
Revenues, net
Total revenues, net for the nine months ended September 30, 2024 was $1,011.7 million, an increase of $10.4 million, or 1%, compared to Total revenues, net of $1,001.4 million for the nine months ended September 30, 2023.
The Company’s sequential growth in Total revenues, net was primarily driven by the Company’s wholesale operations in certain domestic states and internationally during the current nine months ended. Offsetting this growth was a sequential decline in the Company’s Retail revenues, as the Company executed on its strategic plan to prioritize gross profit over revenue, as well as increased store openings and pricing pressure in select states. The Company’s Retail revenues for the current nine months ended was favorably impacted by the commencement of adult use sales in Ohio and New York combined with the Company’s organic expansion of its retail footprint.
The Company’s International operations saw an increase of $31.9 million in Total revenues, net during the current nine months ended, which was partially offset by a decrease of $21.5 million in the Company’s Total revenues, net from its Domestic operations during the same period.
Cost of goods sold
Cost of goods sold for the nine months ended September 30, 2024 was $529.9 million, a decrease of $13.2 million, or 2% compared to Cost of goods sold of $543.1 million for the nine months ended September 30, 2023.

In the current nine months ended, the Company improved utilization of its production facilities, as compared to the prior nine months ended, during which the Company’s focus on reducing its inventory levels resulted in lower production and decreased utilization of its production facilities.
Gross profit
Gross profit for the nine months ended September 30, 2024 and 2023 was $481.9 million, or 48% of Total revenues, net, and $458.3 million, or 46% of Total revenues, net, respectively.
The primary drivers of the change in Gross profit during the nine months ended September 30, 2024 are correlated with those discussed above within Revenues, net and Cost of goods sold.
Total operating expenses
Refer to the corresponding sub-section on pages 78 - 79.
Total other expense, net
Refer to the corresponding sub-section page 80.
Provision for income taxes
The Company recorded Provision for income taxes of $104.0 million for the nine months ended September 30, 2024, a decrease of $10.5 million, or 9%, compared to $114.5 million in the prior nine months ended.
The decrease in Provision for income taxes was primarily due to a change in tax rate in certain state jurisdictions, which resulted in a decrease in the Company's state income tax liabilities as compared to the prior year nine months.
Net loss from continuing operations
Net loss from continuing operations for the nine months ended September 30, 2024 and 2023 was $144.4 million and $178.3 million, respectively, a decrease of $33.8 million, or 19%. The decrease in Net loss from continuing operations during the current quarter derives from the aggregate net impact of the aforementioned factors discussed in the “Results of Operations – Consolidated” section of this MD&A.
Net income (loss) from discontinued operations
Net income from discontinued operations for the nine months ended September 30, 2024 was $0.9 million and Net loss from discontinued operations for the nine months ended September 30, 2023 was $46.4 million, representing a decrease of $47.3 million, or 102%. As of September 30, 2024, the Company has deconsolidated and discontinued all operations classified as discontinued operations in 2023. For further details, see Note 6 — Discontinued operations of the Company’s accompanying Consolidated Financial Statements.

Comparison of the nine months ended September 30, 2024 and 2023

	Nine months ended September 30,		Variance
	2024	2023	$	%
Salaries and benefits	$173,362	$155,185	$18,177	12%
Sales and marketing	37,529	32,668	4,861	15%
Rent and occupancy	40,894	36,616	4,278	12%
Travel	4,966	4,421	545	12%
Professional fees	18,221	30,991	(12,770)	(41)%
Office supplies and services	33,802	36,274	(2,472)	(7)%
Other operating expense	11,422	20,160	(8,738)	(43)%
Total selling, general and administrative expense	320,196	316,315	3,881	1%
Depreciation and amortization	111,842	98,849	12,993	13%
Share-based compensation	20,369	14,178	6,191	44%
Total operating expenses	$452,407	$429,342	$23,065	5%
Total operating expenses
Total operating expenses for the nine months ended September 30, 2024 was $452.4 million, an increase of $23.1 million, or 5%, compared to $429.3 million for the nine months ended September 30, 2023.
The increase in Total operating expenses was primarily attributable to the Company’s organic and acquisitive growth during the current nine months ended, which increased the Company’s (a) workforce as reflected in Salaries and benefits and Share-based compensation, (b) branding and marketing spend, as reflected in Sales and marketing, (c) lease portfolio, as reflected in Rent and occupancy and (d) in-service property and equipment, as reflected in Depreciation and amortization. Sales and marketing during the current nine months ended was also impacted by the Company’s continued focus on expanding its wholesale operations.
Partially offsetting these aforementioned factors was the non-recurrence of certain unique transactions that commenced or were consummated during the prior nine months ended, as reflected in Professional fees and improved collections efforts during the current nine months ended as well as non-recurring non-cash adjustments during the prior nine months ended, as reflected in Other operating expense.
Office supplies and services decreased significantly as a result of the Company’s efforts to optimize its banking fees and IT-related services.
Total operating expenses represented 45% and 43% of Total revenues, net for the nine months ended September 30, 2024 and 2023, respectively.

Comparison of the three months ended September 30, 2024 to the three months ended June 30, 2024

			Variance
	Three Months Ended		September 30, 2024 vs. June 30, 2024
	September 30, 2024	June 30, 2024	$	%
Interest income	$274	$310	$(36)	(12)%
Interest expense	(15,085)	(14,792)	(293)	2%
Interest expense related to lease liabilities and financial obligations	(10,286)	(10,328)	42	—%
Loss on impairment	(642)	(1,774)	1,132	(64)%
Other income	4,728	1,875	2,853	152%
Total other expense, net	$(21,011)	$(24,709)	$3,698	(15)%
Total other expense, net
Total other expense, net for the three months ended September 30, 2024 was $21.0 million, a decrease of $3.7 million, or 15%, compared to $24.7 million for the prior quarter. Total other expense, net decreased primarily due to the one-time impairment losses that the Company recognized in the previous quarter, combined with the impact of the fair value remeasurements of the Company's contingent consideration liabilities and fluctuations in foreign exchange rates.
In the prior quarter, the loss on impairment resulted from the fair value remeasurement of its external investment as of June 30, 2024, which indicated the carrying value of the investment was impaired due to sequential declines in the net realizable value of the investee. For further details, see Note 13 — Investments and other assets of the accompanying Consolidated Financial Statements.
Comparison of the nine months ended September 30, 2024 and 2023

	Nine months ended September 30,		Variance
	2024	2023	$	%
Interest income	$601	$23	$578	2513%
Interest expense	(45,240)	(40,128)	(5,112)	13%
Interest expense related to lease liabilities and financial obligations	(31,030)	(31,830)	800	(3)%
Gain (loss) on impairment	1,543	(24,790)	26,333	(106)%
Other income	4,250	4,070	180	4%
Total other expense, net	$(69,876)	$(92,655)	$22,779	(25)%
Total other expense, net
Total other expense, net for the nine months ended September 30, 2024 was $69.9 million, a decrease of $22.8 million, or 25%, compared to $92.7 million for the nine months ended September 30, 2023.
Total other expense, net decreased primarily due to the one-time impairment losses that the Company recognized in the previous quarter in conjunction with its discontinuation of certain operations, combined with the impact of the fair value remeasurements of the Company's contingent consideration liabilities and fluctuations in foreign exchange rates. Total other expense, net was burdened by increased Interest expense during the current nine months ended, as a result of additional financing and refinancing that the Company consummated subsequent to September 30, 2023.

Financial Condition, Liquidity and Capital Resources
Liquidity and Capital Resources
The Company’s primary need for liquidity is to fund working capital requirements of the business, capital expenditures, acquisitions, debt service and for general corporate purposes. To date, the Company’s primary source of liquidity has been from funds generated by financing activities, including the private placement of $475 million aggregate principal amount of Senior Secured Notes – 2026 (as defined below) completed in December 2021 and the overnight marketed public offering of SVS completed on October 3, 2023. The Company’s ability to fund the Company’s operations, to make planned capital expenditures, to complete planned acquisitions, to make scheduled debt and lease payments and to repay or refinance indebtedness depends on future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond the Company’s control. See the “Financial Instruments and Financial Risk Management” and “Risk Factors” sections herein for additional details.
As of September 30, 2024 and December 31, 2023, the Company had positive working capital of $43.0 million and negative working capital of $75.4 million, respectively, of which Cash, cash equivalents and restricted cash represented $90.0 million and $91.8 million, respectively.
Working capital is defined as current assets minus current liabilities. The increase of $118.4 million in positive working capital was primarily due to the Company’s recently adopted position that its federal and state income tax liability should not be computed based on the restrictions of Section 280E. The change in the Company’s position resulted in a reduction of its current income tax liability offset by an increase in the Company’s Uncertain tax position, which is classified as a long-term liability on the Condensed Interim Consolidated Balance Sheets (Unaudited) in the accompanying Consolidated Financial Statements. Domestically, certain state jurisdictions also lowered their imposed income tax rates, which resulted in a decrease in the Company’s state income tax liabilities as compared to tax year 2023. Finally, the Company’s focus on building its brand presence and wholesale operations is reflected in its increasing accounts receivable balance and increased utilization of its production facilities. For further details, see sections Results of Operations – Consolidated and Regulatory Environment: Issuers With U.S. Cannabis-Related Operations of this MD&A as well as Note 3 — Significant accounting policies of the accompanying Consolidated Financial Statements.
The Company is generating cash from asset sales and dispositions and is investing its capital reserves in current operations and new acquisitions that are expected to generate additional earnings in the long term.
The Company expects that its cash on hand and cash flows from operations, along with private and/or public financing, will be adequate to meet its capital requirements and operational needs for the next 12 months.

Cash Flows
The following table summarizes the sources and uses of cash for each of the periods presented:

	Nine months ended September 30,		Variance
	2024	2023	$	%
Net cash provided by (used in) operating activities from:
Continuing operations	$118,585	$76,329	$42,256	55%
Discontinued operations	(3,068)	(14,769)	11,701	(79)%
Net cash provided by operating activities	115,517	61,560	53,957	88%
Net cash (used in) provided by investing activities from:
Continuing operations	(70,187)	(59,917)	(10,270)	17%
Discontinued operations	2,345	1,805	540	30%
Net cash used in investing activities	(67,842)	(58,112)	(9,730)	17%
Net cash (used in) provided by financing activities from:
Continuing operations	(47,412)	(50,006)	2,594	(5)%
Discontinued operations	(102)	—	(102)	—%
Net cash used in financing activities	(47,514)	(50,006)	2,492	(5)%
Net increase in restricted cash	—	—	—	—%
Net increase (decrease) in cash, cash equivalents and restricted cash	$161	$(46,558)	$46,719	(100)%

Operating Activities
Net cash provided by operating activities was $115.5 million and $61.6 million during the nine months ended September 30, 2024 and 2023, respectively.
For the nine months ended September 30, 2024, Net cash provided by operating activities from continuing operations was $118.6 million, driven primarily by income from operations. This strong performance was partially offset by cash interest payments for debt service and lease obligations, a planned build up in accounts receivable reflecting expansion into brand presence and wholesale operations and increased inventory balances to support operational growth. Additionally, a substantial reduction in current income tax payable contributed to cash flow, following a revised position on Section 280E related tax liabilities. For further details, see sections Components of Our Results of Operations and Regulatory Environment: Issuers With U.S. Cannabis-Related Operations of this MD&A as well as Note 3 — Significant accounting policies of the accompanying Consolidated Financial Statements.

For the nine months ended September 30, 2023, Net cash provided by operating activities from continuing operations of $76.3 million driven primarily by to income from operations for the nine months ended September 30, 2023, partially offset by cash payments for taxes, operating lease liabilities and debt service during the period.

The significant reduction in Net cash used in operating activities from discontinued operations during the current nine months is primarily due to the wind down of operations that the Company made the decision to discontinue in 2023.
Investing Activities
Net cash used in investing activities was $67.8 million and $58.1 million during the nine months ended September 30, 2024 and 2023, respectively.
For the nine months ended September 30, 2024 and 2023, Net cash used in investing activities from continuing operations of $70.2 million and $59.9 million, respectively, and represented the Company’s spend on strategic investments in property and equipment as well as adult-use licenses (classified as intangible assets) to support its growth trajectory and market expansion, partially offset by proceeds from the Company’s asset sales, including disposals of property and equipment and divestitures of certain entities classified as held-for-sale or discontinued operations in 2023.
The increase in Net cash provided by investing activities from discontinued operations during the current nine months is primarily due to the Company’s consummation of certain dispositions that had been classified as discontinued operations in 2023.
Financing Activities
The Company’s financing activities used $47.5 million and 50.0 million of cash during the nine months ended September 30, 2024 and 2023, respectively.
For the nine months ended September 30, 2024 and 2023, Net cash used in financing activities from continuing operations of $47.4 million and $50.0 million, respectively, consisted largely of principal payments on the Company’s Bloom Notes (as defined herein) and Senior Secured Notes (as defined herein) and the Company’s lease obligations. In the current nine months, the Company also increased its asset-based revolving credit facility with EWB, and immediately borrowed an additional $3.5 million. For further details, see Note 15 — Notes payable of the accompanying Consolidated Financial Statements.
In the prior nine months, the Company also made payments of deferred and contingent consideration on certain prior acquisitions, which in 2023 consisted of both cash payments and equity issuances, whereas in 2024 these payments were made solely through equity issuances.
Summary of Quarterly Results

	Three months ended
	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenues, net	$330,530	$342,286	$338,932	$345,269	$333,172	$335,551	$332,640	$340,189
Cost of goods sold	170,014	181,821	178,028	189,077	183,120	187,788	172,198	220,554
Gross profit	160,516	160,465	160,904	156,192	150,052	147,763	160,442	119,635
Operating expenses	151,287	152,918	148,202	142,225	134,839	152,040	142,463	151,729
Other expense, net	(21,011)	(24,709)	(24,156)	(74,593)	(51,167)	(20,360)	(21,127)	(105,652)
Net loss from continuing operations	(44,348)	(48,553)	(51,543)	(57,652)	(67,814)	(66,588)	(43,880)	(176,385)
Net income (loss) from discontinued operations	1,620	(1,277)	567	(7,995)	(25,915)	(7,904)	(12,589)	(86,366)
Net loss	(42,728)	(49,830)	(50,976)	(65,647)	(93,729)	(74,492)	(56,469)	(262,751)
Less: Net loss attributable to non-controlling interest	(2,032)	(945)	(2,697)	(2,419)	(1,382)	(3,250)	(2,089)	(2,418)
Net loss attributable to Curaleaf Holdings, Inc.	$(40,696)	$(48,885)	$(48,279)	$(63,228)	$(92,347)	$(71,242)	$(54,380)	$(260,333)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.07)	$(0.06)	$(0.07)	$(0.09)	$(0.13)	$(0.10)	$(0.08)	$(0.36)
Weighted average common shares outstanding – basic and diluted	742,535,355	740,787,287	736,147,618	733,514,919	725,319,477	719,269,057	718,117,628	715,796,271
Over the last eight quarters, Revenues, net has been impacted by the following factors:
•Organic and acquisitional growth over the period;
•Divestiture of certain discontinued operations; and
•Increased competition due to launch and expansion of new dispensaries in our existing markets.
Over the last eight quarters, Net loss has been affected by the following factors:
•Impact of the items affecting revenue, as outlined above;
•Costs associated with adjustments to assets held for sale carrying values;
•Timing of leases signed and costs associated with the opening of new and/or expanded retail locations;

•Impact of lower fixed cost of goods sold absorption resulting from operational capacity adjustments throughout the period;
•Timing and nature of transaction costs incurred in connection with the Company’s acquisitions over the period;
•Costs incurred in connection with the TSX Listing and Reorganization;
•Increased labor and product costs due to inflationary factors; and
•Implementation of strategic cost optimization measures.
Acquisitions Completed During the Nine Months Ended September 30, 2024
For further details on the Company’s acquisitions during the nine months ended September 30, 2024, refer to Note 4 — Acquisitions within the accompanying Consolidated Financial Statements.
Comparison of the three months ended September 30, 2024 to the three months ended June 30, 2024

			Variance
	Three Months Ended		September 30, 2024 vs. June 30, 2024
	September 30, 2024	June 30, 2024	$	%
Salaries and benefits	$56,810	$58,789	$(1,979)	(3)%
Sales and marketing	12,900	13,475	(575)	(4)%
Rent and occupancy	14,171	13,410	761	6%
Travel	1,654	1,767	(113)	(6)%
Professional fees	6,082	6,658	(576)	(9)%
Office supplies and services	11,596	10,952	644	6%
Other operating expense	3,084	4,456	(1,372)	(31)%
Total selling, general and administrative expense	106,297	109,507	(3,210)	(3)%
Depreciation and amortization	38,973	36,568	2,405	7%
Share-based compensation	6,017	6,843	(826)	(12)%
Total operating expenses	$151,287	$152,918	$(1,631)	(1)%
Total operating expenses
Total operating expenses for the three months ended September 30, 2024 was $151.3 million, a decrease of $1.6 million or 1%, compared to $152.9 million for the prior quarter. The primary drivers of the decrease in Total operating expenses occurred in Salaries and benefits, which reflects adjustments to the Company’s workforce during the current quarter, and Other operating expense, which benefited from improved collections efforts during the current quarter as well as non-recurring product development costs recognized in the prior quarter. Total operating expenses during the current quarter were burdened by additional depreciation and amortization costs resulting primarily from the Company’s organic expansion of its retail footprint as well as its acquisitions during the first half of 2024.
Total operating expenses represented 46% and 45% of Total revenues, net for the three months ended September 30, 2024 and June 30, 2024, respectively.
Off-Balance Sheet Arrangements
As of the date of this MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Related Party Transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The following table summarizes the Company’s transactions with related parties during the three and nine months ended September 30, 2024, and 2023:

	Related party transactions
	Three months ended September 30,		Nine months ended September 30,		Balance receivable (payable) as of
Transaction	2024	2023	2024	2023	September 30, 2024	December 31, 2023

Consulting fees (1)(2)	$4,162	$403	$4,372	$801
Travel and reimbursement (3)	10	—	17	45
Rent expense (4)	69	—	170	—
Platform fees (5)(6)	231	26	1,739	203
Senior Secured Notes - 2026 (7)	220	224	662	662	$10,000	$10,000
	$4,692	$653	$6,960	$1,711	$10,000	$10,000
(1)Consulting fees relate to real estate management and general advisory services provided by (i) Frontline Real Estate Partners, LLC, a company controlled by Mitchell Kahn, a Board member, (ii) Measure 8 Venture Management, LLC (“Measure 8”), an investment company controlled by Boris Jordan, CEO, Chairman and control person of the Company (including funds managed by Measure 8) and (iii) Architecture & Engineering Solutions, LLC, a company controlled by an immediate family member of Luke Flood, a senior vice president of the Company and (iv) PNP Construction LLC, a company controlled by an immediate family member of Karim Bouaziz, a former senior vice president of the Company. There are on-going contractual commitments related to these transactions.
(2)Consulting fees presented for the three months ended September 30, 2024 is inclusive of $0.7 million and $0.6 million of fees for services provided by PNP Construction LLC during the quarters ended June 30, 2024 and March 31, 2024, respectively.
(3)Travel and reimbursement relate to payments made to Coherent Strategies Consulting and Coaching, a company of which Mr. Shasheen Shah, a Board member, is the CEO, for reimbursements of certain expenses incurred. There are on-going contractual commitments related to these transactions.
(4)Rent expense relates to a lease between GR Companies, Inc. and FREP Elm Place II, LLC, a company owned in part by Mitchell Kahn, a Board member. There are on-going contractual commitments related to the lease arrangement.
(5)Leaf Trade and Sweed provide Curaleaf with their B2B platform for the Company’s Wholesale sector in exchange for fees to use the platform. Measure 8 acquired a 5.86% stake in High Tech Holdings, Inc. (“High Tech Holdings”), the parent holding company of Leaf Trade and Sweed, and received a seat on the board of directors of High Tech Holdings.
(6)Platform fees for Fyllo. Mitchell Kahn, a Board member, is also on Fyllo’s board of directors.
(7)Baldwin Holdings, LLC (“Baldwin Holdings”), in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, owns a direct equity interest, holds $10 million of the Company’s Senior Secured Notes - 2026; and therefore, a portion of interest expense recognized by the Company under the Senior Secured Notes - 2026 is attributable to Baldwin Holdings. The Senior Secured Notes – 2026 contain certain repayment and interest components that represent on-going contractual commitments.
The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consist of the Company’s executive management team and management directors. Key management personnel compensation for the three and nine months ended September 30, 2024 and 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
Key management personnel compensation	2024	2023	2024	2023
Short-term employee benefits	$1,091	$1,158	$3,869	$3,527
Other long-term benefits	11	9	32	27
Share-based payments	2,743	2,070	9,748	3,745
	$3,845	$3,237	$13,649	$7,299
Changes in or Adoption of Accounting Principles
The Company has implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded.

For further details, refer to Note 3 — Significant accounting policies - New, amended and future accounting pronouncements within the accompanying Consolidated Financial Statements.
Critical Accounting Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and based on management’s best judgments at the time. The Company bases its estimates on historical experience, observable trends and various other assumptions that the Company believes are reasonable under the circumstances. All significant assumptions and estimates underlying the amounts reported in the Consolidated Financial Statements and accompanying notes are regularly reviewed and updated when necessary. Changes in estimates are reflected prospectively in the financial statements based upon on-going trends or subsequent settlements and realization depending on the nature and predictability of the estimates and contingencies. Although management believes that all estimates are reasonable, actual results could differ from these estimates.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenue, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods may differ from these estimates, such estimates are developed based on the best information available to management and management’s best judgments at the time. The Company relies upon historical experience, observable trends and various other assumptions to develop reasonable significant estimates and assumptions, which are then regularly reviewed and updated, as needed, by management. Changes in estimates are accounted for prospectively and are based upon on-going trends or subsequent settlements and the sensitivity level of the estimates and assumptions to changes in facts and circumstances. Although management believes that all estimates are reasonable, actual results could differ from these estimates.
The most significant assumptions and estimates underlying the Consolidated Financial Statements are described below:
Consolidation
When determining the appropriate basis of accounting for the Company’s interests in affiliates, the Company makes judgements about the degree of influence that it exerts directly or indirectly through an arrangement over the investees’ relevant activities. The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether the Company has a controlling financial interest of a legal entity in which it does not have a majority voting interest is subject to significant judgment and estimates. Considerations include, but are not limited to, voting interests of the VIE, management, service and other agreements with the VIE, involvement in the VIE’s initial design and the existence of explicit or implicit financial guarantees. See Note 28 — Variable interest entities of the Consolidated Financial Statements for further detail.
Accounting for acquisitions and business combinations
Classification of an acquisition as a business combination or asset acquisition hinges on whether the asset acquired constitutes a business, which can be a complex judgment.
In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates are related to the valuation of contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert may be engaged to apply the appropriate valuation techniques to management’s forecast of the total expected future net cash flows in order to estimate fair value.
The primary intangible assets typically acquired in a business combination within the cannabis industry are cannabis licenses, as they provide companies with the ability to operate in additional markets. To estimate the fair value of intangible assets, management exercises judgement in developing cash flow projections and choosing discount and terminal growth rates. The estimated fair value of intangible assets is most sensitive to changes in the discount rate applied.

The terminal growth rate represents the rate at which businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures, which are based on the historical operations of the acquiree together with management’s projections. These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied.
Contingent consideration payable as a result of a business combination is recorded at fair value at the date of acquisition. The fair value of contingent consideration is subject to significant judgments and estimates, such as projected future revenue. See Note 4 — Acquisitions of the Consolidated Financial Statements for further detail.
Share-based compensation - Stock options
The Company uses the Black-Scholes valuation model to determine the fair value of stock options granted to employees and directors under share-based awards, where appropriate. In instances where stock options or stock units have performance or market conditions, the Company utilizes the Monte Carlo valuation model to simulate the various outcomes that might affect the fair value of the stock option or stock units. In estimating fair value, management is required to make certain significant assumptions and estimates, such as the expected life of stock options or stock units, expected volatility in the future price of the Company’s outstanding SVS, expected risk-free rates and future dividend yields. Changes in assumptions used to estimate fair value could result in materially different results. See Note 18 — Share-based compensation of the Consolidated Financial Statements for further detail.
Goodwill impairment
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently, if events or changes in circumstances indicate that goodwill might be impaired. In order to determine the amount, if any, the carrying value of its goodwill might be impaired, the Company performs the analysis on a reporting unit level, using both an income and a market approach. Under the income approach, fair value is estimated on the present value of estimated cash flows (i.e. discounted cash flows). The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping. A number of factors, including historical results, business plans, forecasts and market data are used to determine the fair value of the Company’s reporting units. In addition, determining the composition of the Company’s reporting units require significant management judgment. Changes in the conditions for these judgments and estimates can significantly affect the estimated fair value of the reporting units and the implied fair value of goodwill. See Note 12 — Intangible assets, net and Goodwill of the Consolidated Financial Statements for further detail.
Inventories, net
In measuring the value of its inventories, net at the end of the reporting period, the Company compares inventoried costs to estimated NRV. The NRV of inventories, net represents the estimated selling price for the Company’s goods in the ordinary course of business, less all estimated costs of completion and costs necessary to sell. The determination of NRV requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling prices and contractual arrangements with customers. Reserves for excess and obsolete inventory are also based upon quantities on hand and projected volumes from demand forecasts. Developing these estimates require significant management judgment and are made at a point in time, using available information, expected business plans and expected market conditions. The future realization of these inventories may be affected by market-driven changes that reduce future selling prices. As a result, the actual amount received from sale of inventories, net could differ from estimates. See Note 8 — Inventories, net of the Consolidated Financial Statements for further detail.
Income taxes
The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions, especially considering the complex tax laws and regulations for federal, state and foreign jurisdictions in which the Company operates. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with the relevant tax authority that has all relevant information.

Assets and liabilities held for sale
The Company classifies assets held for sale in accordance with ASC 205, Presentation of Financial Statements (“ASC 205”). When the Company makes the decision to sell an asset, disposal group or to cease operations for a portion of its business, the Company assesses whether such assets and related liabilities should be classified as held for sale. To be classified as held for sale, the asset or disposal group must meet all of the following conditions at the end of the reporting period:
i.available for immediate sale in its present condition;
ii.management is committed to a plan to sell;
iii.an active program to locate a buyer and complete the plan has been initiated;
iv.the asset or disposal group is being actively marketed at a sales price that is reasonable in relation to its fair value;
v.the sale is highly probable within one year from the date of classification to held for sale and
vi.actions required to complete the plan indicate that it is unlikely that the plan will be significantly changed or withdrawn.
An asset held for sale is measured at the lower of its carrying amount or fair value less cost to sell, unless the asset held for sale meets the exceptions as prescribed by ASC 205. Fair value is the amount obtainable from the sale of the asset in an arm’s length transaction, less the costs of disposal. See Note 5 — Assets and liabilities held for sale of the Consolidated Financial Statements for further detail.
Discontinued Operations
Pursuant to ASC 205, the Company classifies held for sale assets and liabilities as discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the Company’s operations and financial result. The held for sale classification criteria is presented above under ‘Assets and liabilities held for sale’.
When the Company makes the decision to sell an asset or disposal group, management makes significant assumptions in its evaluation of whether the asset or disposal group can be classified as held for sale and discontinued operations. See Note 6 — Discontinued operations of the Consolidated Financial Statements for further detail.
New, amended and future accounting pronouncements
The Company has implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board (“FASB”), as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

There have been no changes to the Company’s significant accounting policies as described in Note 3 — Significant accounting policies of the Consolidated Financial Statements.
Summary of Outstanding Security Data
The Company had the following securities issued and outstanding as of November 4, 2024:

Securities	Number of Securities
Multiple Voting Shares	93,970,705
Subordinate Voting Shares	655,496,638
Restricted Share Units	9,534,410
Stock Options	29,097,332

Financial Instruments and Financial Risk Management
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of the fair value hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
The Company’s financial instruments consist of cash, cash equivalents, restricted cash, notes receivable, equity investments, accounts payable, accrued expenses, long-term debt, contingent and deferred consideration liabilities and a redeemable non-controlling interest contingency.
The fair values of cash, restricted cash, cash equivalents, notes receivable, accounts payable and accrued expenses approximate their carrying values due to the relatively short-term to maturity. The carrying values of the Company’s contingent consideration liabilities approximate fair value as they are measured at fair value on a recurring basis. The carrying values of the Company’s deferred consideration liabilities, which are initially recorded at fair value on the acquisition date, approximate fair value, as these liabilities accrete in value each reporting period until payment is due. The carrying value of the Company’s redeemable non-controlling interest (“Redeemable NCI”) approximates fair value. The carrying value of the Company’s Redeemable NCI is impacted by both the share of comprehensive income (loss) attributable to the Company’s non-controlling interest holder as well as the recurring remeasurement of the estimated redemption value of the Redeemable NCI.

The carrying value and fair value of the Company’s Notes payable was $557.4 million and $543.3 million, respectively, as of September 30, 2024. The carrying value and fair value of the Company’s Notes payable was $587.8 million and $530.9 million, respectively, as of December 31, 2023.
The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.
The Company’s assets measured at fair value on a nonrecurring basis include investments, long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. Fair value measurements of these assets are derived using inputs that are not based on observable market data and are classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 12 — Intangible assets, net and Goodwill of the Consolidated Financial Statements for further details.
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
Credit risk is the risk of a potential financial loss to the Company, if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s accounts receivable and notes receivable. The maximum credit exposure as of September 30, 2024 and December 31, 2023 equates to the carrying amount of cash, cash equivalents, restricted cash, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers, as 78% and 82%, as of September 30, 2024 and September 30, 2023, respectively, were derived from the Company’s retail dispensaries. All of the Company’s cash, cash equivalents and restricted cash are placed with major U.S. financial institutions, and accounts at each institution are insured by the FDIC up to $250,000. The Company’s cash balances in certain bank deposit accounts, at times, may exceed federally insured limits.

The Company provides credit to its wholesale and MSA customers in the normal course of business and has established processes to mitigate credit risk. Pursuant to ASC 310, Receivables, the Company recognizes its accounts receivable, net of an allowance for credit losses, on the Condensed Interim Consolidated Balance Sheets (Unaudited), in order to present its accounts receivable at the expected realizable value. The Company’s allowance for credit losses is reviewed by management each reporting period, and adjustments are made, if necessary, based on the Company’s historical experience and management’s assessment of the current economic environment. The Company has not adopted standardized credit policies and assesses credit on a customer-by-customer basis in an effort to minimize associated risks.
Liquidity risk
Liquidity risk is the risk that the Company will not have sufficient liquidity to settle its financial obligations and liabilities when due. The Company manages liquidity risk through the management of its capital structure.
In December 2021, the Company closed a private placement of Senior Secured Notes - 2026, for aggregate gross proceeds of $475 million to the Company, under which $460 million and $475 million aggregate principal amount remain outstanding as of September 30, 2024 and December 31, 2023, respectively. The Note Indenture governing the Senior Secured Notes - 2026 contains numerous positive and negative covenants of the Company. If the Company breaches a covenant under the Note Indenture, the trustee may, under certain circumstances, accelerate the maturity of the principal amount outstanding or realize on the collateral granted by the Company over its assets. A breach of covenant under the Note Indenture could have a material adverse impact on the Company’s financial position. Refer to Note 15 — Notes payable of the Consolidated Financial Statements for further details on the Senior Secured Notes – 2026.
In connection with the Bloom acquisition, the Company issued the Bloom Notes, under which $79.7 million and $107.5 million aggregate principal amount remain outstanding as of September 30, 2024 and December 31, 2023, respectively. Refer to “Financial Condition, Liquidity and Capital Resources – Liquidity and Capital Resources – Recent Financings – Bloom Notes” above for more information on the Bloom Notes.
Currency Risk
The operating results and financial position of the Company are reported in U.S. dollars. Some of the Company’s financial transactions have been and may be denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks.
As of September 30, 2024 and 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash, cash equivalents and restricted cash bear interest at market rates. The Company’s notes receivable and financial debts have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or financial liabilities at fair value; therefore, a change in interest rates at the reporting date would not affect its results of operations.
Regulatory Environment: Issuers With U.S. Cannabis-Related Operations
In accordance with Staff Notice 51-352, below is a discussion of the current U.S. federal and U.S. state-level regulatory framework applicable to the cannabis industry in the states in which the Company and its affiliates operate.
In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, along with any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations, will be promptly disclosed by the Company.

The Company derives its revenues from the cannabis industry in certain states of the U.S., and the industry is illegal under U.S. federal law.
In the U.S., the Company is involved in the cannabis industry where local state laws permit such activities. Currently, the Company is engaged in the cultivation, manufacture, processing, sale and distribution of cannabis. The Company holds licenses in the adult use and/or medicinal cannabis marketplaces in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania, and Utah, and has partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania.
The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities
As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities, is over 95%.
U.S. Federal Overview
The Controlled Substances Act

The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than 0.3% (on a dry weight basis) of tetrahydrocannabinol (“THC”), the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the DEA considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S. and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients and others. As evidence of this, the Food and Drug Administration (the “FDA”) on June 25, 2018, approved Epidiolex, an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. Epidiolex was initially placed on Schedule V, the least restrictive schedule of the CSA. On April 6, 2020, the DEA removed Epidiolex entirely from the CSA. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxicating properties of THC, the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties and can be safely administered3.
The federal position is also not necessarily consistent with democratic approval of cannabis at the state level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations. In the U.S., cannabis is largely regulated at the state and local level and U.S. state laws regulating cannabis conflict with the CSA, pursuant to which cannabis use and possession are federally illegal. Although certain states and territories of the U.S. authorize medical or adult use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor
1 21 U.S.C. 812(b)(1).
2 Cannabis containing THC in excess of 0.3% on a dry weight basis is defined federally as marijuana. The federal definition of marijuana is commonly incorporated into state laws and regulations. Unless otherwise noted herein, the Company uses cannabis and marijuana interchangeably.
3 See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.
Nonetheless, 47 U.S. states, the District of Columbia and the territories of Puerto Rico, the U.S. Virgin Islands, Guam and the Northern Mariana Islands have legalized some form of cannabis for medical use, with 24 states, the Northern Marian Island, Guam and the District of Columbia have legalized the adult use of cannabis for recreational purposes. As more and more states legalized medical and/or adult use cannabis, the federal government has attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.
Until 2018, the federal government provided guidance to federal law enforcement agencies regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”). The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some forms have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.
Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.
As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:
1.Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough and other political/administrative divisions;
2.Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult use, the products are only sold to individuals who meet the requisite age requirements);
3.Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;

6.Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.
In addition, the Company conducts background checks to ensure that its principals and management are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence or use of firearms in cultivation, manufacturing, or distribution of cannabis. The Company also conducts ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring” section herein for additional details.
One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2023 signed into law by President Biden on December 29, 2022. The Rohrabacher-Farr Amendment was most recently renewed on March 9, 2024 as part of a consolidated appropriations bill, which prolongs its effectiveness through September 2024. There is no guarantee that the Rohrabacher/Farr Amendment will be included in the omnibus appropriation package or a continuing budget resolution once the current spending bill expires.

On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services (“HHS”) and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the Controlled Substances Act, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. On August 29, 2023, HHS, FDA and the National Institute on Drug Abuse issued a recommendation that the DEA reschedule marijuana from its current status in Schedule I to Schedule III of the CSA (“Rescheduling”), as all three agencies had reached the conclusion that marijuana is not a drug with no potential medical use and a high potential for abuse. On May 21, 2024, the DEA published, in the Federal Register, a Notice of Proposed Rulemaking (the “NPRM”) signed by Attorney General Merrick Garland. This publication kicked off a 62-day comment period on a rule that would move marijuana to Schedule III of the CSA (the “Final Rule”), classifying it as a substance with “a moderate to low potential for physical and psychological dependence.” Individuals and businesses were given until July 22, 2024 to submit comments on the NPRM.

Following the completion of the comment period, on August 27, 2024, the DEA announced that it would hold a hearing before an administrative law judge on the cannabis rescheduling proposal, a process effectively resembling a trial. The hearing is currently set to commence on December 2, 2024. Stakeholders interested in speaking at the hearing had until September 25, 2024, to register their request in accordance with the Notice of Hearing. The length of the hearing will depend on how many parties are permitted to testify. Once the hearing is completed, the presiding administrative law judge will write and file a report on the testimony provided. The DEA will review the report and write its final rulemaking proposal, which must take into consideration all relevant materials presented during the public comment period. Once that is completed, the final rulemaking will be published in the Federal Register. Once published, the Final Rule will not go into effect for 30 days, during which time certain aggrieved parties can challenge the Final Rule in court. The Company is aware of at least one major opposition group that has already commenced fundraising for its legal challenge of the Final Rule.
While Rescheduling could definitively end the application of Section 280E to cannabis operators, the Company’s review of Section 280E, including the history of its adoption and its enforcement and the availability of data establishing that marijuana should not be included in either Schedule I or II under the CSA, the Company, starting in the second quarter of 2024, has taken the position that Section 280E does not apply to its U.S. based cannabis operations, and as such, the Company will not file as a Section 280E taxpayer for tax year 2023 and onward. The Company also intends to file claims with the IRS to receive refunds of the taxes it remitted that were calculated pursuant to Section 280E. For further details, see “The Company Is Likely To Be Audited By The IRS And The IRS Is Likely To Challenge The Non-Application of Section 280E To The Company’s U.S. Marijuana Operations” within the Risk Factors section of this MD&A.

Rescheduling could also end the ban placed on clinical researchers with regards to conducting cannabis-based studies. The Company is strategically positioned to meet the increased demand in the U.S. for cannabis for research purposes through the importation of cannabis from its foreign operations. While Rescheduling will not make state-licensed cannabis business legal under the CSA, Rescheduling could result in U.S. federal money laundering laws no longer applying to state-licensed cannabis businesses, which would potentially increase the Company’s access to banking and capital markets and reduce the Company’s cost of capital significantly. The Company could also benefit from a reduction in the insurance liability associated with Schedule III versus Schedule I drugs, and the potential destigmatization of cannabis and cannabis-based businesses.
Research and Development
On December 2, 2022, President Biden signed into law H.R. 8454, the “Medical Marijuana and Cannabidiol Research Expansion Act,” (the “Research Expansion Act”) which establishes a new registration process for conducting research on marijuana and for manufacturing marijuana products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history. Among other things, the Research Expansion Act; (i) directs the DEA to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the HHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy and the impact of cannabis on adolescent brain development.
Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.
There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, the Company anticipates that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.
The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 21, 2022, by U.S. Senate Majority Leader Chuck Schumer (D-NY), along with Cory Booker (D-NJ) and Ron Wyden (D-OR), when they filed the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA would have removed cannabis from Schedule I of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would also have imposed a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.
The CAOA would have enshrined the current state cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the Drug Enforcement Administration (“DEA”) to the Alcohol and Tobacco Tax and Trade Bureau (“TTB”), the Bureau of Alcohol Tobacco Firearms and Explosives (“ATF”).
The filing of the CAOA by Democratic congressional leaders in the 117th Congress represented a significant milestone in the move toward federal legalization of cannabis. While the CAOA suggested that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section

280E tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability and reduced cost of capital.
The CAOA failed to pass the 117th Congress. The CAOA was reintroduced in the 118th Congress on May 1, 2024.
Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, proposed in the U.S. House of Representatives, would have decriminalized and de-scheduled cannabis from the CSA, provided for reinvestment in certain persons adversely impacted by the “War on Drugs” and provided for expungement of certain cannabis offenses, among other things. The MORE Act passed U.S. House of Representatives on December 4, 2020 and again on April 1, 2022 but was not taken up in the Senate before the end of the 117th Congress. On September 20, 2023, the MORE Act was reintroduced into the House of Representatives.
There can be no assurance that the CAOA, the MORE Act, or similar comprehensive legislation that would de-schedule and decriminalize cannabis will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company operates or that such legislation will otherwise be favorable the Company and its business.
Money Laundering Laws
Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and, possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.
While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:
1.Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.Requesting from state licensing and enforcement authorities’ available information about the business and related parties;
4.Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult use customers);
5.Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.
Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.
The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state-charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.
The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance. The current Secretary of the Treasury, Janet Yellen, has not yet articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions. In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act has been introduced and has passed the U.S. House of Representatives on seven separate occasions since 2019, either as a standalone bill or attached to other legislation, including most recently in 2022 with the America Competes Act which passed the House of Representatives on February 4, 2022, but the proposed bills either failed to pass through the Senate or the SAFE Banking Act provisions were ultimately removed from enacted legislation. Most recently, a slightly revised bill known as the Secure and Fair Enforcement Regulation Banking Act (“SAFER Banking Act”) was introduced in the Senate on September 21, 2023. The SAFER Banking Act bill was heard by the Senate Banking Committee and was adopted on September 27th by a notable bipartisan majority of 14-9. The bill has now been placed on the Senate legislative calendar under general orders and is awaiting a Senate floor vote. Once again, there can be no assurance of the content of any final proposed legislation or that such legislation is ever passed.
While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.
Federal Taxation of Cannabis Businesses
Another challenge faced by cannabis-related businesses is the broad application of the provisions of Section 280E by the IRS to state-licensed businesses operating in the medical and adult use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of

Schedule I and II of the CSA. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the majority of operating costs and general administrative costs incurred by state-licensed cannabis operators are not permitted by the IRS to be deducted. The broad application of Section 280E by the IRS has resulted in state-licensed cannabis operators being subject to higher effective tax rates than business in other industries and paying substantial sums of income tax monies, inclusive of interest and penalties for underpayment, if any. As discussed above, the DOJ recently announced its recommendation that cannabis be rescheduled from Schedule I to Schedule III; if adopted, Rescheduling could have positive implications for the Company’s income tax liabilities.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, former President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law. Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.
Despite the removal of CBD extracted from hemp and other hemp extracts, produced under authorized state hemp programs from the CSA, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug and Cosmetic Act to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement. However, on January 26, 2023, the FDA concluded that a new regulatory pathway for CBD is needed that balances individual’s desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA is seeking support from Congress to develop a new regulatory pathway.
Service Providers
As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition and prospects.
Ability to Access Capital
Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.
The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition, or prospects.
If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of SVS.

Heightened Scrutiny by Regulatory Authorities
For the reasons set forth above, the Company’s existing operations in the U.S. and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.
Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. See the “Risk Factors” section of the AIF for additional details.
Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on: (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution, because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the AIF for additional details. The Company’s business activities, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.
Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.
On October 16, 2017, the TSX provided clarity provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to issuers with business activities in the cannabis sector, such as the Company. In TSX Staff Notice 2017-0009, the TSX stated that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX noted that these non-compliant business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States, (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies.

Following completion of the TSX Listing, the Company is now subject to the TSX Requirements and accordingly is prohibited from owning or investing, either directly or indirectly, in entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States that could be deemed to violate applicable federal laws relating to cannabis. As a result of the TSX Listing, Curaleaf, Inc. and the Company is subject to certain restrictions on cash or cash-equivalent transfers, whereby, amongst other things, (i) Curaleaf Holdings, Inc. is prohibited from flowing any cash to Curaleaf, Inc. and any of its operations engaged in ongoing business activities that violate U.S. federal law regarding cannabis and (ii) Curaleaf, Inc. (including its subsidiaries and legal entities in which it has a controlling financial interest) are prohibited from flowing any cash to Curaleaf Holdings, Inc., whether by way of dividend or otherwise. Such restrictions may restrict the ability of the Company to make and finance acquisitions of its U.S. cannabis related assets or businesses, which, in turn, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Although the Company expects to be able to comply with the TSX Requirements following the TSX Listing, there is a risk that the Company’s interpretation may differ from the TSX and failure to comply with the TSX Requirements could result in the denial of an application for certain approvals, such as to have additional securities listed on the TSX and could even lead to a delisting from the TSX, which could have a material adverse effect on the trading price of the SVS and could have a material adverse effect on the Company’s business, financial condition and results of operations.
In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures and regulatory oversight of the exchanges and CDS, as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the SVS are listed on a stock exchange, it would have a material adverse effect on the ability of holders of SVS to make and settle trades. In particular, the SVS would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with The Depository Trust Company (“DTC”) for its SVS quotation on the OTCQX and such eligibility provides another possible avenue to clear the SVS in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the SVS to make and settle trades.
Compliance and Monitoring
As of the date of this MD&A, the Company believes that each of its licensed operating entities: (a) holds all applicable licenses to cultivate, manufacture, possess and/or distribute cannabis in each respective state and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. While the Company may be cited and fined by state regulators from time to time for failure to comply with cannabis regulations related to product labelling and testing, product potency, the use of banned additives and similar regulatory matter, the Company is not aware of any circumstances that are likely to result in regulatory actions that would have a material impact on its operations in any state.
The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements, and the Company engages in the regulatory and legislative process nationally and in every state in which the Company operates through our compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.
The compliance department consists of our Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO collaborates with external legal advisors in the states in which the Company operates to ensure that the Company is in on-going compliance with applicable state laws.
The government relations department, consisting of two vice presidents, Matt Harrell and Don Williams, work closely with Curaleaf management to develop relationships with local and state regulators, industry groups and elected officials, in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.
Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives nearly 100% of its revenues from the cannabis industry in certain states, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.
In addition to the above disclosure, please see the “Risk Factors” section of the AIF for further risk factors associated with the operations of the Company and the Company.
The U.S. States the Company Operates In, Their Legal Framework and How It Affects the Company’s Business
The chart below depicts: (i) the states in which the Company operates and includes the date of legalization of cannabis for medicinal and/or recreational use and (ii) for each U.S. state the Company operates in, the number of dispensaries, processing facilities and cultivation sites (along with cultivation square footage) the Company owns, as well as the categories of products that are permitted in each such state.
Each U.S. state has various licensing requirements, restrictions on the number of facilities license holders may operate, limitations on the number of license holders in the state and various other regulations, which are enforced by applicable state agencies as discussed below. The Company conducts its operations in each respective state in compliance, in material respects, with each regulation applicable to it in such state.
All the states in which the Company operates have adopted legislation to permit the use of cannabis products for certain qualifying conditions and diseases, when recommended by a medical doctor, including Kentucky which recently allowed the use and possession of medical cannabis legally purchased from neighboring states by patients with qualifying medical conditions. Recreational marijuana, or adult use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older.

The following table summarizes the domestic continuing operations of the Company as of September 30, 2024:

State	Medicinal	Adult use	Dispensaries	Manufacturing	Cultivation	Square	Permitted products
	legalization*	legalization*		facilities	sites	feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	1	3	178,750	X(1)	X	X	X(4)	X
CT	2012	2021	4	1	1	24,510	X(1)	X	X	—	X
FL	2014	—	64	2	2	386,110	X(1)	X	X	X	X
IL	2013	2019	10	1	1	104,418	X(2)	X	X	—	X(3)
MA	2012	2016	4	1	1	59,474	X(2)	X	X	X(5)	X
MD	2013	2022	4	1	1	30,982	X(1)	X	X	X	X
ME	1999	2019	4	1	1	79,926	X	X	X	—	X
MO	2018	2022	—	1	—	—	—	—	X	—	—
ND	2016	—	4	1	1	16,500	X(2)	X	X	X(5)	X
NJ	2010	2020	3	1	2	88,700	X(1)	X	X	X	X
NV	2013	2016	7	2	1	33,866	—	—	X	—	—
NY	2014	2021	6	1	1	110,496	X(1)	X	X	X(5)	X(3)
OH	2016	2023	2	1	1 Level 1	20,100	X	—	X	X(3)	X
PA	2016	—	18	2	2	131,500	X(1)	X(8)	X	X	X
UT	2018	—	4	2	1	67,500	X(2)	—	X	—	—
KY	—	—	—	1(6)	—	—	—	X(7)	—	—	—
			150	20	19	1,332,832

*	Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1)	Extracted oils only
(2)	Oil-based formulations only
(3)	Permitted with approval
(4)	Medical only
(5)	Permitted by the State, but the Company's dispensaries are not yet participating in home delivery.
(6)	In the first quarter of 2024, the Company made a strategic decision to re-enter the hemp market and is repurposing its pre-existing leased facility in Lexington, Kentucky. Operations commenced in the second quarter of 2024.
(7)	Edibles in the state of Kentucky include THC derived edibles and beverages.
(8)	Edibles are explicitly prohibited in the Pennsylvania market. Troches (sublingual) are allowed and commercialized.
Note the Company has a brand licensing agreement in the state of Oregon that is not included in this chart.
Arizona
Arizona Licensing Scheme
Arizona’s licensing body for medical and adult use cannabis is the Arizona Department of Health Services (“AZDHS”). The market is divided into two classes of licenses: medical and adult use. Each license grants the licensee the ability to have one dispensary, one processing site, and one cultivation site. There is no requirement for vertical integration in Arizona and off-site processing and cultivation locations can be jointly used by marijuana establishments. As of September 30, 2024, there were 186 operating dispensaries.
Arizona Medical Patient Requirements
For medical card holders, acceptable diagnoses include agitation of Alzheimer’s disease, Amyotrophic Lateral Sclerosis (“ALS”), any chronic or debilitating medical condition or disease or the treatment for one that causes cachexia or wasting syndrome, cancer, chronic pain, such as from migraines or arthritis, Crohn’s disease, glaucoma, human immunodeficiency virus (“HIV”) or acquired immune deficiency syndrome (“AIDS”), hepatitis C, post-traumatic stress disorder (“PTSD”), severe nausea, severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”) and seizures, including from epilepsy.

Arizona Recent and Proposed Legislation

Some of the recently proposed legislation currently under review in Arizona includes: HB2770: Marijuana; Interstate Agreements; Delivery, which would allow for the Governor to enter into agreements with other states for the purpose of the interstate sale of marijuana between the states upon a change in federal law permitting the same; SB1262: Marijuana; Social Equity Licenses; Enforcement, which would create a new legal pathway for social equity licensees to report so-called predatory financial agreements, and let the state attorney general’s office investigate and prosecute some of the companies that now control many of the permits; and HB2301: Landlords: Tenant’s Marijuana Use, which prohibits a landlord from terminating a tenant’s rental agreement because the tenant uses marijuana.
Connecticut
Connecticut Licensing Scheme

The Connecticut Department of Consumer Protection (the “DCP”) is responsible for licensing and regulating both medical and adult use cannabis establishments in Connecticut. The market is divided in five overarching categories of licenses: retail, cultivation, manufacturing, delivery, and individual licenses and registrations. There are 14 different cannabis license types and registrations issued by the DCP that fall into such categories. As of September 30, 2024, there were two medical dispensaries, 26 hybrid retailers, and the DCP had approved 21 provisional adult use retail licenses. A board-certified pharmacist must be on-site to dispense medical cannabis at a dispensary.
Connecticut Medical Patient Requirements
For medical card holders that are over 18, acceptable diagnoses include: cancer, glaucoma, positive status for HIV or AIDS, Parkinson’s Disease, MS, damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity, epilepsy, cachexia, wasting syndrome, Crohn’s Disease, PTSD, sickle cell disease, post laminectomy syndrome with chronic radiculopathy, severe psoriasis and psoriatic arthritis, ALS, ulcerative colitis, complex regional pain syndrome, (“CRPS”), Type 1 and Type II, cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, spasticity or neuropathic pain associated with fibromyalgia, severe rheumatoid arthritis, post herpetic neuralgia, hydrocephalus with intractable headache, intractable headache syndromes, neuropathic facial pain, muscular dystrophy, osteogenesis imperfecta, chronic neuropathic pain associated with degenerative spinal disorders and interstitial cystitis. For medical card holders under 18, acceptable diagnoses include: cerebral palsy, cystic fibrosis, irreversible spinal cord injury with objective neurological indication of intractable spasticity, severe epilepsy, terminal illness requiring end-of-life care, uncontrolled intractable seizure disorder, muscular dystrophy, osteogenesis imperfecta, intractable neuropathic pain that is unresponsive to standard medical treatments, Tourette’s Syndrome for patients who have failed standard medical treatment, and chronic pancreatitis for patients whose pain is recalcitrant to standard medical management.
Connecticut Recent and Proposed Legislation
Retail sales of adult use cannabis commenced in Connecticut on January 10, 2023. More recent legislation enacted last year, among other things, defined edible cannabis product, established off-site event permits for retailers and hybrid retailers of adult use cannabis and required the Commissioner of Consumer Protection to adopt certain regulations concerning cannabis labeling and packaging.
Florida
Florida Licensing Scheme
Florida’s licensing body is the Department of Health Office of Medical Marijuana Use (“OMMU”). The OMMU has authorized 25 Medical Marijuana Treatment Centers in the state that cover all vertically integrated sites (cultivation, processing, fulfillment/storage, and dispensing) and sites are approved under a function that falls under either cultivation, processing, fulfillment/storage, or dispensing. There is no limit on the number of dispensaries, fulfillment/storage warehouses, processing sites, or cultivation sites. However, there is a requirement to receive local zoning approval for each proposed dispensary.

Florida Medical Patient Requirements
For medical card holders, acceptable diagnoses include: cancer, epilepsy, glaucoma, HIV or AIDS, PTSD, ALS, Crohn’s disease, Parkinson’s disease, MS, medical conditions of the same kind or class as or comparable to those enumerated in the above, a terminal condition diagnosed by a physician other than the qualified physician issuing the physician certification and chronic non-malignant pain.
Florida Recent and Proposed Legislation

Last year, legislation was enacted that requires qualified physicians to perform in-person physical patient examinations before issuing initial physician certifications for the medical use of marijuana, authorizes such qualified physicians to perform patient examinations and evaluations through telehealth for renewals of physician certifications for the medical use of marijuana under certain circumstances. On April 2, 2024, Florida’s Supreme Court in a 5-2 ruling determined that the ballot language proposed by the Smart & Safe Florida committee should go before Florida voters in November’s election. The initiative, if approved by at least 60% of voters would legalize marijuana for adults 21 years old and older and allow individuals to possess up to three ounces of marijuana.
Illinois
Illinois Licensing Scheme
Illinois’ licensing body is the Illinois Department of Financial and Professional Regulation (“IDFPR”) for retail and Illinois Department of Agriculture for cultivation/processing. The main classes of licenses include retail, cultivation, craft growers, infusers and transporters. For cultivation/processing, no more than three cultivation licenses are allowed per entity and for retail, no more than 10 locations per entity. As of September 30, 2024, there were 245 adult use operational dispensaries.
Illinois Medical Patient Requirements
For medical card holders, acceptable diagnoses include: Alzheimer’s Disease, HIV or AIDS, ALS, Arnold-Chiari Malformation, cachexia/wasting syndrome, cancer, causalgia, chronic inflammatory demyelinating polyneuropathy, Crohn’s Disease, CRPS, dystonia, fibrous dysplasia, glaucoma, hepatitis C, hydrocephalus, hydromyelia, interstitial cystitis, intractable pain, lupus, MS, muscular dystrophy, myasthenia gravis, myoclonus, nail patella syndrome, neurofibromatosis, Parkinson’s Disease, PTSD, reflex sympathetic dystrophy, residual limb pain, rheumatoid arthritis, seizures disorders, severe fibromyalgia, Sjogren’s Syndrome, spinal cord disease, spinal cord injury, indication of intractable spasticity, spinocerebellar ataxia, syringomyelia, Tarlov cysts, Tourette Syndrome, traumatic brain injury and patients with valid opioid prescriptions.
Illinois Recent and Proposed Legislation
Last year, legislation was enacted amending the Cannabis Regulation and Tax Act, to provide among other things that a craft grower may contain up to 14,000 square feet of canopy space on its premises for plants in the flowering state.
Kentucky
Hemp Licensing Scheme
Licensing and management of hemp cultivation and processing in Kentucky is regulated by the Kentucky Department of Agriculture. Pursuant to Emergency Regulations issued in 2023, licensing and regulation of hemp product manufacturing, distribution and sales is under the purview of the Kentucky Cabinet of Health and Family Services (“Cabinet”). On August 1, 2023, the Cabinet initiated that process by promulgating emergency administrative regulations governing the manufacturing, processing, distribution, and sale of hemp-derived cannabinoid products (902 KAR 45:190E). These regulations were subsequently amended on October 13, 2023. The amended emergency regulations are now effective and will remain in effect, while the Cabinet prepares replacement emergency regulations and proposed final regulations. The current emergency regulations divide hemp products into two types: (1) non-intoxicating and cosmetic cannabinoid products, and (2) adult use hemp-derived cannabinoid products. The rules establish maximum amounts of certain cannabinoids or specific ratios of certain cannabinoids for each type of product. The emergency regulations also set requirements for manufacturing, testing, record keeping, personnel, and sales.

Maine
Maine Licensing Scheme
Maine’s licensing body is the Department of Administrative and Financial Services Office of Cannabis Policy. There currently is no limit on the number of medical or adult use licenses, however, municipalities must opt-in for adult use and medical dispensary owners must be Maine residents. Medical licenses can be vertical (one license per dispensary, one license per entity) and must have local approval and relevant licensing (tobacco, food license). Additionally, adult use licenses are also unlimited and are as follows: retail, cultivation, and manufacturing. Licensees may obtain licenses in each license type. As of September 30, 2024, there were 229 adult use dispensaries in operation.
Maine Medical Patient Requirements
For medical use, qualified practitioners may issue a certificate for any condition/reason where in their professional opinion a qualifying patient is likely to receive therapeutic or palliative benefit from the medical use of marijuana to treat or alleviate the patient’s medical diagnosis. Medical patients may possess up to eight pounds of harvested marijuana.
Maine Recent and Proposed Legislation
Legislation enacted last year defined the term cannabis paraphernalia for purposes of the State Medical Use of Cannabis Act and the Cannabis Legalization Act, permits a caregiver to sell or provide cannabis paraphernalia to a qualifying patient for the patient’s medical use of cannabis and provides that the medical use of cannabis does not permit any person to sell, offer to sell or furnish any products containing tobacco, nicotine or synthetic nicotine to any person without first obtaining a retail tobacco license. In addition, legislation enacted last year required implementation of a seed to sale tracking for cannabis plants, adult use cannabis and adult use cannabis products.
Maryland
Maryland Licensing Scheme
Maryland’s licensing body is the Maryland Medical Cannabis Commission. The market is divided into the following types of licenses: dispensary, grower/cultivator, processor, independent testing laboratory and ancillary business. Each issued license is associated with one facility. As of September 30, 2024, there were 98 operational dispensaries. A person may not have interest in or control of, including the power to manage or operate, more than one grower license, one processor license and four dispensary licenses. Edibles are permitted under the condition that they are shelf stable. Topicals are also permitted.
Maryland Medical Patient Requirements
For medical use, acceptable diagnoses include cachexia, anorexia, wasting syndrome, severe or chronic pain, severe nausea, seizures, severe or persistent muscle spasms, glaucoma, PTSD, or another chronic medical condition which is severe and for which other treatments have been ineffective. A clinical director is required to be available electronically for all dispensaries.
Maryland Recent and Proposed Legislation
On July 1, 2023, the purchase and possession of cannabis for personal adult use became legal in Maryland for adults 21 and older. Other legislation enacted last year renamed the Alcohol and Tobacco Commission to be the Alcohol, Tobacco and Cannabis Commission; established the Maryland Cannabis Administration as an independent unit of State government and established a regulatory and licensing system for adult use cannabis under the Administration, including imposition of a sales and use tax on the sale of adult use cannabis; in addition, the Administration is required to establish and maintain a State cannabis testing laboratory.

Massachusetts
Massachusetts Licensing Scheme
Massachusetts’ licensing body for medical and adult use is the Cannabis Control Commission. Massachusetts’ medical market includes the licensing of Medical Treatment Centers (“MTCs”), vertically integrated businesses that cultivate, process, and retails their own marijuana and marijuana products for medical use. The adult use market is divided into the following types of licenses: retail, cultivation, product manufacturer, testing laboratory, transporter, courier, research, social consumption establishments, microbusinesses, and delivery. As of September 30, 2024, there were 97 operational MTCs. No person or entity having direct or indirect control shall be granted, or hold, more than three licenses in a particular class and is limited to 100,000 square feet of canopy which is distributed across no more than three cultivation licenses and three MTCs.
Massachusetts Medical Patient Requirements
For medical use, acceptable diagnoses include cancer, glaucoma, positive status HIV, AIDS, hepatitis C, ALS, Crohn’s disease, Parkinson’s disease and MS, when such diseases are debilitating, and other debilitating conditions as determined in writing by a Qualifying Patient’s healthcare provider.
Missouri
Missouri Licensing Scheme
Missouri’s licensing body is the Missouri Department of Health and Senior Services (“DHSS”). The market is divided into the following types of licenses: cultivation, infused products manufacturing facility, dispensary facility, transportation facility, testing facility, and microbusiness. As of September 30, 2024, there were 208 operational dispensaries. There are no vertical integration requirements in Missouri and one license allows one facility. Facilities may not be owned, in whole or in part, or have as an officer, director, board member, or manager, any individual with a disqualifying felony offense. Any owner may not be an owner in more than ten percent of the total number of comprehensive and medical licenses, within a facility type.
Missouri Medical Patient Requirements
For medical card holders, acceptable diagnoses/qualifying medical conditions include: cancer; epilepsy; glaucoma; intractable migraines unresponsive to other treatment; a chronic medical condition that causes severe, persistent pain or persistent muscle spasms, including, but not limited to, those associated with MS, seizures, Parkinson’s disease and Tourette’s syndrome; debilitating psychiatric disorders, including, but not limited to, PTSD, if diagnosed by a state licensed psychiatrist; HIV or AIDS; a chronic medical condition that is normally treated with a prescription medication that could lead to physical or psychological dependence, when a physician determines that medical use of cannabis could be effective in treating that condition and would serve as a safer alternative to the prescription medication; any terminal illness; or in the professional judgment of a physician, any other chronic, debilitating or other medical condition, including, but not limited to, hepatitis C, ALS, inflammatory bowel disease, Crohn’s disease, Huntington’s disease, autism, neuropathies, sickle cell anemia, agitation of Alzheimer’s disease, cachexia and wasting syndrome.
Nevada
Nevada Licensing Scheme
Nevada’s licensing body for medical and adult use is the Cannabis Compliance Board (“CCB”). The market is divided into the following types of licenses: cultivation, product manufacturing, distribution, dispensary/retail, testing laboratory and a newly available consumption lounge license. There is no specific limit on licenses for Nevada and as of September 30, 2024, there were 101 operational retail dispensaries. Licenses are only granted during licensing rounds and licensing rounds are not regularly scheduled but held as needed, per jurisdiction.

Nevada Medical Patient Requirements
For medical use, acceptable diagnoses include: AIDS; an anxiety disorder; an autism spectrum disorder; an autoimmune disease; anorexia nervosa; cancer; dependence upon or addiction to opioids; glaucoma; cachexia; muscle spasms, including, without limitation, spasms caused by MS; seizures, including, without limitation, seizures caused by epilepsy; nausea; or severe or chronic pain; a medical condition related to the HIV; and a neuropathic condition, whether or not such condition causes seizures.
Nevada Recent and Proposed Legislation
Legislation enacted last year provides that the CCB has the power to, among other things, seize and destroy cannabis and cannabis products involved in unlicensed cannabis activities and commit resources and take action to address unlicensed cannabis activities, including, without limitation investigating and referring matters involving unlicensed cannabis activities to the appropriate State or local law enforcement agency. Other legislation enacted last year requires a cannabis establishment agent to verify the age of a consumer before selling cannabis or a cannabis product to the consumer, sets forth the method by which the age verification is required to be performed.
New Jersey
New Jersey Licensing Scheme

New Jersey’s licensing body is the New Jersey Cannabis Regulatory Commission. The medical market consists of licensed “alternative treatment centers” (“ATCs”), which are vertically integrated licenses that allow the holder to seek cultivation, manufacturing, or dispensing specific licensure. The adult use market consists of separate cultivation, manufacturing, wholesale, distributor, retail, and delivery licenses. Adult use licensees may integrate vertically and hold any combination of a cultivator license, a manufacturer license, a retailer license, and a delivery service license simultaneously or hold a wholesale and a distributor license simultaneously. All recreational license holders can have only one business in each class. There is no established limit on the number of cannabis business licenses available statewide. As of September 30, 2024, there were 23 operational medical dispensaries. Adult use sales began on April 21, 2022.
New Jersey Medical Patient Requirements
For medical use, acceptable diagnoses include: ALS, anxiety, cancer, chronic pain, dysmenorrhea, glaucoma, inflammatory bowel disease, including Crohn’s disease, intractable skeletal muscular spasticity, migraines, MS, muscular dystrophy, opioid use disorder, positive status for HIV and AIDS, PTSD, seizure disorder, including epilepsy, terminal illness with prognosis of less than 12 months to live, or Tourette’s Syndrome.
New Jersey Recent and Proposed Legislation
Legislation enacted last year provides that in the case of a taxpayer that is a cannabis licensee, there shall be allowed as a deduction an amount equal to any expenditure that is eligible to be claimed as a federal income tax deduction but is disallowed because cannabis is a controlled substance under federal law and income shall be determined without regard to Section 280E of the Internal Revenue Code for cannabis licensees.
New York
New York Licensing Scheme

New York’s licensing body, the Cannabis Control Board (“CCB”) within the Office of Cannabis Management is responsible for regulating the new adult use marijuana market as well as the existing medical marijuana and hemp cannabinoid programs. The CCB approves entities to operate as “registered organizations,” which are vertically integrated and permit the entity to operate one medical cultivation/processing facility and up to four medical dispensaries. The CCB also issues adult use licenses, including cultivation, processing, distributing, retail, and microbusiness licenses. To date, there are 39 operational registered organization dispensary locations and 205 adult use cannabis dispensaries across New York State.

New York Medical Patient Requirements
On January 24, 2022, the OCM announced the launch of a new Medical Cannabis Program certification and registration system expanding the existing medical cannabis program. Moving forward, the program will allow the certification of a patient by a practitioner for any condition that the practitioner believes can be treated with medical cannabis.
North Dakota
North Dakota Licensing Scheme

The licensing body is the North Dakota Department of Health and Human Services. The market is divided into two classes of licenses: manufacturing facility and dispensary. Each license grants the licensee the ability to have one dispensary or manufacturing facility. State law only permits the licensing of up to two manufacturing facilities, and no more than eight dispensaries, unless the DHHS determines additional licenses are necessary. All licenses have been awarded at this time.
The activities of a manufacturing facility are limited to producing and processing and to related activities, including acquiring, possessing, storing, transferring and transporting marijuana and usable marijuana (other than edibles), for the sole purpose of selling usable marijuana to a dispensary. Additional subcategories of cultivation only and manufacturing licenses only were established in October 2022. The activities of a dispensary are limited to purchasing usable marijuana from a manufacturing facility, and related activities, including storing, delivering, transferring, and transporting usable marijuana, for the sole purpose of dispensing usable marijuana to a registered qualifying patient/designated caregiver.
On July 8, 2024, organizers of a ballot initiative to legalize recreational marijuana in North Dakota reportedly submitted 22,000 petition signatures in connection with an initiative to put recreational marijuana to a statewide vote that voters and state lawmakers have previously defeated. The initiative needed 15,582 valid signatures to make the Nov. 5 general election ballot. North Dakota Secretary of State Michael Howe’s office has until August 12, 2024, to review the petition signatures. The initiative would legalize recreational marijuana for people 21 and older to use at their homes and, if permitted, on others’ private property. The measure also outlines numerous production and processing regulations, prohibited uses — such as in public or in vehicles — and would allow home cultivation of plants.
North Dakota Medical Patient Requirements
For medical card holders, acceptable diagnoses include cancer; positive status for HIV; AIDS; decompensated cirrhosis caused by hepatitis C; ALS; PTSD; agitation of Alzheimer’s disease or related dementia; Crohn’s disease; fibromyalgia; spinal stenosis or chronic back pain, including neuropathy or damage to the nervous tissue of the spinal cord with objective neurological indication of intractable spasticity; glaucoma; epilepsy; anorexia nervosa; bulimia nervosa; anxiety disorder; Tourette’s syndrome; Ehlers-Danlos syndrome; endometriosis; interstitial cystitis; neuropathy; migraine; rheumatoid arthritis; autism spectrum disorder; a brain injury; a terminal illness; or a chronic or debilitating disease or medical condition or treatment for such disease or medical condition that produces one or more of the following: cachexia or wasting syndrome; severe debilitating pain that has not responded to previously prescribed medication or surgical measures for more than three months or for which other treatment options produced serious side effects; intractable nausea; Seizures; or severe and persistent muscle spasms, including those characteristic of MS.
Ohio
Ohio Licensing Scheme

As of January 1, 2024, regulatory oversight of Ohio’s cannabis program is shared between two offices: (a) the Division of Cannabis Control (“DCC”) within the Ohio Department of Commerce oversees the registration of patients and caregivers, and licenses medical cultivators, processors, dispensaries, and testing laboratories; and (b) the State Medical Board of Ohio is responsible for certifying physicians to recommend medical cannabis and approving qualifying conditions. The DCC will also oversee the licensing and regulation of the adult use cannabis program as well. The medical market is divided into the following types of licenses: cultivator (Level I and Level II), processor, dispensary, and testing. Each license grants access to one facility and as of September 30, 2024, there were 127 dispensaries with certificates of operation.
Ohio Medical Patient Requirements
For medical card holders, acceptable diagnoses include AIDS, Alzheimer’s disease, ALS, cachexia, cancer, chronic traumatic encephalopathy, Crohn’s disease, epilepsy or another seizure disorder, fibromyalgia, glaucoma, hepatitis C, Huntington’s disease, inflammatory bowel disease, MS, pain that is either chronic and severe or intractable, Parkinson’s disease, positive status for HIV, PTSD, sickle cell anemia, spasticity, spinal cord disease or injury, terminal illness, Tourette’s syndrome, traumatic brain injury, or ulcerative colitis.
Ohio Recent and proposed Legislation

Ohio became the 24th state to legalize adult use cannabis when voters approved Issue 2 in November of 2023. Legal possession of marijuana and home-grow cultivation became legal effective December 7, 2023. The first set of proposed rules for adult use license applications were published on January 29, 2024. The initial applications for licenses were available by June 7, 2024, and provisional licenses were granted on September 7, 2024.
Pennsylvania
Pennsylvania Licensing Scheme
Pennsylvania’s licensing body is the Pennsylvania Department of Health. The market is divided into the following types of licenses: grower processor, dispensary, and clinical registrants. A pharmacist is required to be available for all dispensaries and as of September 30, 2024, there were 181 operational dispensaries and 25 operational grower/processors.
Pennsylvania Medical Patient Requirements
For medical card holders, acceptable diagnoses include ALS; anxiety disorders; autism; cancer, including remission therapy; Crohn’s disease; damage to the nervous tissue of the central nervous system (brain-spinal cord) with objective neurological indication of intractable spasticity and other associated neuropathies; dyskinetic and spastic movement disorders; epilepsy; glaucoma; HIV or AIDS; Huntington’s disease; inflammatory bowel disease; intractable seizures; MS; neurodegenerative diseases; neuropathies; opioid use disorder for which conventional therapeutic interventions are contraindicated or ineffective, or for which adjunctive therapy is indicated in combination with primary therapeutic interventions; Parkinson’s disease; PTSD; severe chronic or intractable pain of neuropathic origin or severe chronic or intractable pain; sickle cell anemia; terminal illness; and Tourette’s syndrome.
Pennsylvania Recent and Proposed Legislation
Legislation enacted last year impacts which grower-processors may also hold dispensary licenses. Under prior state law, no more than five of the state’s 25 grower-processor license holders could also hold dispensary licenses. Others were required to sell their products to a licensed dispensary, which in turn can sell products to patients. Under the enacted legislation, all 10 of the state’s independent grower-processors may receive a dispensary permit that would allow them to operate up to three retail locations. And all independent dispensaries would be eligible to grow and process marijuana products.

Utah
Utah Licensing Scheme

As of January 1, 2024, Utah’s medical only market is overseen by the Utah Department of Agriculture (“DOA”). In addition to the DOA’s licensing of pharmacies (retail) and couriers, the newly established Cannabis Production Establishment Licensing Advisory Board within the DOA also regulates cannabis cultivation and processing licenses. There are currently no new pharmacy or cultivation licenses available, but Utah does not restrict the number of processing licenses available within the state. Licensees are permitted to hold multiple types of licenses, but licenses are not transferable or assignable, though changes of ownership of less than 50% are permitted without the need to apply for a new license.
Utah Medical Patient Requirements
For medical card holders, acceptable diagnoses include HIV or AIDS; Alzheimer’s disease; ALS; cancer; cachexia; persistent nausea that is not significantly responsive to traditional treatment, except for nausea related to: pregnancy, cannabis-induced cyclical vomiting syndrome, cannabinoid hyperemesis syndrome; Crohn’s disease or ulcerative colitis; epilepsy or debilitating seizures; MS or persistent and debilitating muscle spasms; PTSD that is being treated and monitored by a licensed health therapist, and that has been diagnosed by a healthcare provider by the Veterans Administration and documented in the patient’s record or has been diagnosed or confirmed by evaluation from a psychiatrist, masters prepared psychologist, a masters prepared licensed clinical social worker, or a psychiatric advanced practice registered nurse; autism; a terminal illness when the patient’s life expectancy is less than six months; a condition resulting in the individual receiving hospice care; a rare condition or disease that affects less than 200,000 individuals in the U.S., as defined in federal law, and that is not adequately managed, despite treatment attempts using conventional medications (other than opioids or opiates) or physical interventions; or pain lasting longer than two weeks that is not adequately managed, in the qualified medical provider’s opinion, despite treatment attempts using conventional medications other than opioids or opiates or physical interventions.
Risk Factors
A discussion of the risk factors to which Curaleaf is subject is presented in the section entitled “Risk Factors” of the Company’s AIF, which section is incorporated by reference herein. The AIF is available on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) under the Company’s profile.
The risks and uncertainties outlined in the AIF and elsewhere in this MD&A are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.
The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment. The Company’s shareholders should carefully evaluate the following risk factors along with the risk factors described elsewhere in this MD&A.
The Company Is Likely To Be Audited By The IRS And The IRS Is Likely To Challenge The Non-Application of Section 280E To The Company’s U.S. Marijuana Operations.
The Company believes there is a great likelihood that the IRS will audit the income tax returns of cannabis-related businesses. Starting in the quarter ended June 30, 2024, the Company has taken the position that Section 280E does not apply to any of its business, including its US operations engaged in the production and sale of “marijuana” under U.S. Federal Law. This is contrary to previous positions taken by the Company in its historical tax filings with respect to its U.S. marijuana operations. On June 28, 2024, the IRS confirmed that it continues to consider Section 280E to apply to businesses that engage in the U.S. marijuana business, even if such businesses are state-licensed. The IRS further indicated

that it intends to challenge refund claims by taxpayers claiming that Section 280E does not apply to such operations. The Company has recorded a significant uncertain tax position based upon its challenge of the applicability of Section 280E in determining the Company’s income tax liability, and the Company intends to file for a refund for tax year 2022 based on the non-application of Section 280E and to report as a non-Section 280E taxpayer for tax year 2023 and going forward. The Company believes that it is reasonably possible that its Uncertain tax position liability will continue to increase over the next 12 months, as the Company cannot be certain that it will prevail in its dispute with the IRS regarding the inapplicability of Section 280E. Should the Company not prevail, the Company would become liable to settle its Uncertain tax position plus any additional interest and penalties charged by the IRS or other applicable state tax jurisdictions, which could have a material adverse effect on the Company’s business, results of operations, financial condition and prospects.
Risk Of FDA Enforcement Action Under The Food Drug And Cosmetics Act.
As noted above and in the Company’s prior regulatory filings, cannabis-based products are sold to adult use customers as well as medical patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the U.S. FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”). In recent years, the FDA has issued warning letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Company could result in negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of these products.
The Company’s Hemp-Derived Products Are Not Approved By The FDA And Are Subject To Rapidly Evolving And Unclear Federal And State Regulations.

As also discussed above, the Company has recently resumed the production and limited distribution of certain hemp-derived edible products containing up to 0.3% delta-9-THC by dry weight. While these products meet the definition of hemp under the 2018 Farm Bill and are thus excluded from Schedule I of the CSA, future re-enactment of the Farm Bill this year is not certain nor is it certain that any new Farm Bill will continue to adopt this definition of hemp and the related exclusion under the CSA. That said, the DEA has reiterated that THC “synthetically produced from non-cannabis materials” remains subject to the CSA. Inasmuch as there is no federal definition of ‘synthetically produced,’ products, it is possible that the DEA could take the position that the production process for the Company’s hemp-derived delta-9-THC products utilizes synthesis and is thus subject to the CSA.

The FDA has stated that the 2018 Farm Bill explicitly “preserves FDA’s authority to regulate products containing cannabis or cannabis-derived compounds,” and that it “treats products containing cannabis or cannabis-derived compounds as it does any other FDA-regulated products — meaning they’re subject to the same authorities and requirements as FDA-regulated products containing any other substance. This is true regardless of whether the cannabis or cannabis-derived compounds are classified as hemp under the 2018 Farm Bill.” Consequently, and as evidenced by FDA’s enforcement efforts, the Company’s hemp-derived delta-9-THC edible products may be deemed by the FDA as adulterated and subject to enforcement actions of the sort described above. To the extent certain states have regulatory analogs to the FDCA, they could take a similar position under state law.

The ability of the Company to continue its hemp-derived delta-9-THC product business may also be impacted by future federal legislation and state legislation that may close the “hemp loophole.” For example, the proposed Cannabis Administration and Opportunity Act (CAOA) contained language that would have made it illegal under the CSA to market hemp-derived delta-9-THC products that contained even minuscule amounts of delta-9-THC by re-defining hemp to include only those “products made or derived from such plant or parts, with a total tetrahydrocannabinol equivalent concentration of not more than the allowable tetrahydrocannabinol equivalent amount described in subparagraph (C),” namely, one milligram of total tetrahydrocannabinol per 100 grams on a dry weight basis (or a proportionate amount of any fraction thereof). While the CAOA was not adopted, similar language could be included in other federal legislation, including a new version of the Farm Bill, which must be adopted this year. Similarly, several states are reviewing legislation that would prohibit or severely limit hemp-derived delta-9-THC products that contain psychoactive doses of delta-9-THC.

Insofar as these hemp-derived delta-9-THC products have intoxicating properties, states could enact laws and regulations limiting the ability to sell these hemp-derived products in unregulated distribution channels the Company uses such as convenience stores and through online direct-to-consumer sales. While the Company seeks to limit the sales of these products in those sales channels to consumers 21 years and older, there can be no guarantee that retail intermediaries will consistently enforce these limitations inasmuch as sales of these products are not subject to state regulations limiting sales of these products to minors of the sort present in the traditional marijuana business. The sale of these hemp-derived products to minors, and any alleged related harm flowing from such sales, could lead to legal, regulatory and/or reputational harm to the Company. And while the Company believes its product liability and D&O insurance provides coverage against claims related its sale of hemp-derived delta-9-THC products, to the extent claims are based on the illegal marketing and sale of such products, they may not be covered by insurance.

Furthermore, in the absence of clear federal guidance from the FDA on hemp-derived products such as those being manufactured by the Company, states are issuing regulations in response to growing concerns about consumer safety. Some states have effectively eliminated the hemp products industry. As regulations change rapidly in this space, continued compliance is difficult.

Finally, as this market is new and largely unregulated, supply chain reliability, established distribution channels and market research are all issues that could potentially affect the success of the Company’s hemp-derived products. Many of the Company’s competitors in this space are unconcerned about consumer safety, risk and agency enforcement.
Controls and Procedures
Disclosure Controls and Procedures
The Company’s controls and procedures are summarized in the section Management’s Annual Report on Internal Controls Over Financial Reporting within the MD&A as of and for the years ended December 31, 2023 and 2022. There have been no material changes to the Company’s controls and procedures from what was disclosed at that time.
Changes in Internal Control Over Financial Reporting
There were no changes to the Company’s internal control over financial reporting that occurred during the quarter ended September 30, 2024 that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.